ARS

06037475

P.E.
12-31-05

2005 Annual Report

METRETEK
TECHNOLOGIES, INC.

Corporate Profile

Metretek Technologies, Inc. is a diversified provider of energy technology products, services and data management systems to industrial and commercial users and suppliers of natural gas and electricity. We currently conduct our operations through three wholly-owned subsidiaries:

- PowerSecure, Inc. ("PowerSecure"), based in Wake Forest, North Carolina, which designs, engineers, sells and manages distributed generation systems marketed primarily to industrial and commercial users of electricity, and also provides energy management, engineering, consulting and other related products and services.

- Southern Flow Companies, Inc. ("Southern Flow"), based in Lafayette, Louisiana, which provides a wide variety of natural gas measurement services principally to producers and operators of natural gas production facilities.

- Metretek, Incorporated ("Metretek Florida"), based in Melbourne, Florida, which provides data collection, telemetry and other types of machine to machine ("M2M") connectivity solutions for applications such as automatic meter reading ("AMR"), cathodic protection and other types of remote monitoring and collection applications.

In addition to these subsidiaries, Marcum Gas Transmission, Inc. ("MGT"), a wholly-owned subsidiary of ours based in Denver, Colorado, owns an approximate 27% economic interest in an unconsolidated business, Marcum Midstream 1995-2 Business Trust ("MM 1995-2"), which operates production water disposal facilities located in northeastern Colorado.

President's Letter

April 28, 2006

Dear Shareholders:

For the twelve months ended December 31, 2005, Metretek Technologies had by all measures the finest year in its history: we reported approximately $47.3 million in revenues and income from continuing operations of $2.6 million, or $0.21 per basic share. In the fourth quarter, revenues totaled $15.2 million and net income from continuing operations was $1.5 million, or $0.12 per basic share.

PowerSecure

Our revenues at this subsidiary were over $30 million in 2005, which was up approximately 62% from 2004. Gross profits for this business segment increased by $3.2 million, from $5.7 million in 2004 to $8.9 million in 2005.

In various news releases issued in late 2005 and early 2006, we announced significant increases in new business to PowerSecure, such that we now expect a trebling of PowerSecure's revenues in 2006, with a backlog of approximately $50 million going into 2007.

Southern Flow

Southern Flow, based in Lafayette, Louisiana, had an excellent year despite two major hurricanes, Rita and Katrina, that cost the subsidiary an estimated $500,000 in revenues and earnings and prevented it from realizing a record year in both sales and profitability.

Southern Flow — which nonetheless finished the year with $13.3 million in revenues and $1.8 million in segment profits, compared to $12.8 million in revenues and $1.9 million in segment profits in the prior year — has now fully recovered; with healthy petroleum markets supported by high oil and gas prices, we should again see outstanding results in 2006.

Equity Investment

Due to similar factors, our 27% equity position in an unconsolidated affiliate — consisting of disposal wells in the Denver-Julesburg Basin area — showed substantial improvement year over year. Income from this investment was $1.7 million in 2005 compared to $1.3 million in 2004, an increase of 31%.

Metretek – Florida

While its results are far from what we want or expect, the Florida operation stabilized in 2005. Management is now completely focused on the business of expanding sales in its core businesses as well as in its new business, the InvisiConnect™ suite of products.

Financial

Most recently, in April 2006, we completed a private placement of approximately 2 million new common shares of stock at $14 per share, raising gross proceeds of $28 million. After expenses and paying down approximately $5.6 million in debt, we realized net proceeds of approximately $20.5 million.

With these proceeds, and with borrowing capabilities of $4.5 million, Metretek is in its best financial position ever. Not only is the balance sheet strong, but the income statement continues to improve, and we feel the Company is in excellent shape for the foreseeable future.

In summary, we are an exciting company with superb technology and employees who are both talented and extraordinarily dedicated, and whose mission — to serve Metretek's customers while building shareholders' wealth — remains unchanged. We look forward to a great 2006 and further growth throughout the decade. Thank you for your continued support.

Sincerely yours,

W. Phillip Marcum
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission File Number: **0-19793**

METRETEK TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-1169358**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 East Seventeenth Avenue, Suite 660, Denver, CO 80203
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(303) 785-8080**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2005, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of the registrant's Common Stock held by non-affiliates of the registrant was approximately $24,832,000, based upon $2.85, the last sale price of the Common Stock on such date as reported on the OTC Bulletin Board (which was the principal market for the Common Stock on such date). For purposes of this disclosure, shares of Common Stock held by each director and executive officer and each person who owns 5% or more of the registrant's Common Stock have been excluded because such persons may be deemed to be "affiliates" for this purpose. This determination, however, is not necessarily conclusive for any other purpose.

As of March 3, 2006, 13,443,251 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

METRETEK TECHNOLOGIES, INC.

FORM 10-K
For the Fiscal Year Ended December 31, 2005

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") contains "forward-looking statements" within the meaning of and made under the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). From time to time in the future, we may make additional forward-looking statements in presentations, at conferences, in press releases, in other reports and filings and otherwise. Forward-looking statements are all statements other than statements of historical fact, including statements that refer to plans, intentions, objectives, goals, strategies, hopes, beliefs, projections, prospects, expectations or other characterizations of future events or performance, and assumptions underlying the foregoing. The words "may", "could", "should", "would", "will", "project", "intend", "continue", "believe", "anticipate", "estimate", "forecast", "expect", "plan", "potential", "opportunity" and "scheduled", variations of such words, and other comparable terminology and similar expressions are often, but not always, used to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements about the following:

- our prospects, including our future revenues, expenses, net income, margins, profitability, cash flow, liquidity, financial condition and results of operations;
- our products and services and the markets therefor, including market position, market share, market demand and benefits to customers;
- our ability to successfully develop, operate and grow our businesses;
- our business plans, strategies, goals and objectives;
- the sufficiency of our capital resources, including our cash and cash equivalents, funds generated from operations, available borrowings under our credit arrangements and other capital resources, to meet our future working capital, capital expenditure, debt service and business growth needs;
- industry trends and customer preferences;
- the nature and intensity of our competition, and our ability to successfully compete in our markets;
- business acquisitions, combinations, sales, alliances, ventures and other similar business transactions and relationships;
- the effects on our business, financial condition and results of operations of litigation and other claims and proceedings that arise from time to time; and
- future economic, business, market and regulatory conditions.

Any forward-looking statements we make are based on our current plans, intentions, objectives, goals, strategies, hopes, beliefs, projections and expectations, as well as assumptions made by and information currently available to management. You are cautioned not to place undue reliance on any forward-looking statements, any or all of which could turn out to be wrong. Forward-looking statements are not guarantees of future performance or events, but are subject to and qualified by substantial risks, uncertainties and other factors, which are difficult to predict and are often beyond our control. Forward-looking statements will be affected by assumptions we might make that do not materialize or prove to be incorrect and by known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed, anticipated or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described in "Item 1A. Risk Factors" below, as well as other risks, uncertainties and factors discussed elsewhere in this Report, in documents that we include as exhibits to or incorporate by reference in this Report, and in other reports and documents we from time to time file with or furnish to the Securities and Exchange Commission ("SEC").

Any forward-looking statements contained in this Report speak only as of the date of this Report, and any other forward-looking statements we make from time to time in the future speak only as of the date they are made. We undertake no duty or obligation to update or revise any forward-looking statement for any reason, whether as a result of changes in our expectations or the underlying assumptions, the receipt of new information, the occurrence of future or unanticipated events, circumstances or conditions or otherwise.

PART I

Item 1. Business

Background

Metretek Technologies, Inc. is a diversified provider of energy technology products, services and data management systems to industrial and commercial users and suppliers of natural gas and electricity. We currently conduct our operations through three wholly-owned subsidiaries:

- PowerSecure, Inc. ("PowerSecure"), based in Wake Forest, North Carolina, which designs, engineers, sells and manages distributed generation systems marketed primarily to industrial and commercial users of electricity, and also provides energy management, engineering, consulting and other related products and services.

- Southern Flow Companies, Inc. ("Southern Flow"), based in Lafayette, Louisiana, which provides a wide variety of natural gas measurement services principally to producers and operators of natural gas production facilities.

- Metretek, Incorporated ("Metretek Florida"), based in Melbourne, Florida, which provides data collection, telemetry and other types of machine to machine ("M2M") connectivity solutions for applications such as automatic meter reading ("AMR"), cathodic protection and other types of remote monitoring and collection applications.

In addition to these subsidiaries, Marcum Gas Transmission, Inc. ("MGT"), a wholly-owned subsidiary of ours based in Denver, Colorado, owns an approximate 27% economic interest in an unconsolidated business, Marcum Midstream 1995-2 Business Trust ("MM 1995-2"), which operates production water disposal facilities located in northeastern Colorado. MGT acquired additional equity interests in MM 1995-2 during 2004 and 2005. As a result, the equity income from MM 1995-2 has become a larger part of our consolidated results in the last two fiscal years.

Until recently, Metretek Florida had provided contract manufacturing services through its subsidiary, Metretek Contract Manufacturing Company, Inc. ("MCM"). These contract manufacturing services were discontinued during 2004 and MCM's contract manufacturing business and most of its assets were sold on December 30, 2004.

In this Report, references to "Metretek", "we", "us" and "our" refer to Metretek Technologies, Inc. together with its subsidiaries, and references to "Metretek Technologies" refer to Metretek Technologies, Inc. without its subsidiaries, unless we state otherwise or the context indicates otherwise.

We were incorporated in Delaware on April 5, 1991 under the name "Marcum Natural Gas Services, Inc.," and we changed our name in June 1999 to "Metretek Technologies, Inc." Our principal executive offices are located at 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203, and our telephone number at those offices is (303) 785-8080. Our internet website address is www.metretek.com. Information contained on our website is not incorporated into this prospectus.

Business Strategy

Our business strategy is to position ourself as an integrated provider of energy technology products, services and systems that enhance the availability of management information and services primarily to suppliers and users of natural gas and electricity. While our products, services and systems have historically been aimed primarily at the natural gas industry, we are focusing more of our current and future products, services and systems to other segments of the energy industry, especially the electricity industry, as well as to other industries that require energy data management services. The energy industry continues to experience fundamental regulatory and structural changes and significant new trends. Our strategy is to acquire, develop, operate and expand businesses that are positioned to take advantage of these changes and trends.

In implementing our business strategy, we have acquired or formed the following important businesses since 2000:

- In 2000, we formed PowerSecure to develop and operate our distributed generation business.

- In 2001, we acquired Industrial Automation, Inc. ("Industrial Automation"), a process control and switchgear design and manufacturing firm, as part of PowerSecure's growth strategy.

- In 2003, we commenced the development of the Cellular Network Interface ("CNI") and InvisiConnect™ series of products, which are M2M connection solutions for wireless network technology, to enhance the product, service and technology offerings of Metretek Florida.

- In 2004 and 2005, we significantly increased our economic interest in MM 1995-2.

- In November 2004, we acquired the minority interest in PowerSecure.

- In 2005 and early 2006, PowerSecure launched three new complementary energy service businesses for the purpose of expanding its business to include providing technical engineering services, management consulting and lighting efficiency services.

While we regularly engage in discussions relating to potential acquisitions and dispositions of assets, businesses and companies, as of the date of this Report we have not entered into any binding agreement or commitment with respect to any material acquisition or disposition.

Recent Developments

In November 2005, PowerSecure received commitments from two large commercial customers for distributed generation projects that are anticipated to generate revenues in excess of $45 million in the aggregate. A total of $40 million in the orders were from Publix Super Markets ("Publix"). The documentation for a substantial portion of these projects has been finalized and executed and the documentation for the remainder of the projects is being finalized. PowerSecure has commenced these projects, which it expects to complete during 2006.

In March 2006, PowerSecure announced that it had received additional verbal orders from Publix for distributed generation and switchgear projects that are anticipated to generate revenues of approximately $75 million in the aggregate during 2006 and 2007. The orders are subject to the finalization of payment terms and other standard purchasing conditions, as well as the completion and execution of definitive documentation.

During late 2005 and early 2006, PowerSecure formed three new energy services businesses, designed to expand and complement its core distributed generation business and customers. PowerServices, Inc. provides rate analysis and other similar consulting services to PowerSecure's utility, commercial and industrial customers. UtilityEngineering, Inc. provides fee-based, technical engineering services to PowerSecure's utility partners and customers. EnergyLite, Inc. assists customers in reducing their use of energy through investments in more energy-efficient technologies. Each business unit operates in a distinct market with distinct technical disciplines, but shares a common customer base. PowerSecure intends to service and grow these new businesses through shared resources and marketing efforts such as customer leads. Accordingly, these new units, which did not have a significant effect on PowerSecure's fiscal 2005 revenues, will be included within PowerSecure's segment results in future periods. These units are intended to increase PowerSecure's future growth, beyond and in addition to the growth in its core distributed generation business.

PowerSecure, Inc.

We formed PowerSecure in the fall of 2000 to engage in the business of designing, engineering, marketing, constructing and operating turn-key distributed generation systems. In January 2001, PowerSecure received its first distributed generation contract. The goal of PowerSecure is to be a national provider of distributed generation systems, providing customers, primarily industrial and commercial users of electricity, with access to back-up power generation to facilitate reliable power and with the ability to take advantage of peak-shaving and load interruption incentives. Distributed generation is on-site power generation that supplements or bypasses the public power grid by generating power at the customer's site. PowerSecure offers a power supply that serves as an alternative source of electricity for the customer's business needs. PowerSecure's program covers virtually all elements of the peak-power supply chain, including system design, installation and operation as well as rate analysis and utility rate negotiation.

Distributed Generation Background. The demand for distributed generation facilities offered by PowerSecure is driven primarily by two factors: the need for high quality and high reliability power, and the economics of energy pricing structures by utilities and other power suppliers. The need for power quality and reliability is driven directly by the needs of industrial and commercial end-users of electricity and, in particular, the specific consequences to an end user of experiencing a power outage or curtailment. This need for reliable power became apparent to many businesses as a result of brown-outs and black-outs and the effects of severe weather conditions. Distributed generation allows a business to improve the reliability of its energy generation by providing a back-up power source that is available if the primary source, for example a local utility, becomes unable, for any reason, to provide power. Distributed generation can protect businesses from the adverse effect of power outages caused by storms, utility equipment failures and black-outs and brown-outs resulting from instability on the utility power grids. In addition, businesses utilizing distributed generation are able to mitigate their exposure to energy price increases by being able to supply their own electricity through alternative sources. Spikes in power prices, due to electricity spot price volatility, have led many businesses to seek alternative sources of power to protect against these price spikes by "peak shaving". Peak shaving, as it generally applies in PowerSecure's business, means utilizing the back-up power provided by a system of distributed generation to reduce specific demand to avoid the adverse effect of high energy prices charged by utilities during peak energy use periods.

In addition, energy usage information has become increasingly important for energy suppliers and users. Many energy suppliers, especially utilities, have complicated pricing and rate structures and tariffs that are difficult for energy users to understand, which further increases the complexity of monitoring and managing energy usage and costs. Energy deregulation, with multiple providers of energy and diverse rate structures, adds to this complexity in managing energy usage and costs.

PowerSecure provides a "turn-key" solution to these needs of industrial and commercial users of electricity. By providing a complete and customized program of distributed generation, the PowerSecure system provides energy users with a seamless communication between the supply-side and demand-side components of the customer's power system to capture peak-shaving opportunities and to quickly respond to emergency and interruption situations. The typical distributed generation system is installed and maintained at the customer's location and is small in size relative to a utility's power plant, because it is designed to supply power only to that one particular customer.

The primary elements of PowerSecure's turn-key distributed generation offering include:

- designing and engineering the distributed generation system;
- negotiating with the utility to establish the electricity inter-connect and to take advantage of preferred rates;
- acquiring and installing the generators and other system equipment and controls;
- designing, engineering, constructing and installing the switchgear and process controls; and
- providing ongoing monitoring and servicing of the system.

Technology. The key component in a distributed generation system is its source of power, which is the generator. While several types of distributed generation technologies are available, PowerSecure currently utilizes an internal combustion power generator, typically diesel powered. These types of generators are widely used and constitute a reliable, cost-effective distributed generation technology, and they are able to generate sufficient power with reasonable efficiency at a reasonable cost. However, several new generator technologies are emerging, and PowerSecure intends to evaluate the utilization of one or more of them if they demonstrate the ability to be a commercially viable and reliable power source. These new technologies include microturbines, which generate power using a small-scale natural gas-fueled turbine, fuel cells, which combine hydrogen and oxygen as an electrochemical process to produce electricity, and solar cells, also known as photovoltaic cells, which convert the sun's energy into electricity.

Internal combustion generators range in individual size from five kilowatts ("KW") to 2,250 KW, while gas turbines range in individual size from 1,250 KW to 13,500 KW. Units can be installed individually or in multiple parallel arrangements, allowing PowerSecure to service the needs of customers ranging from small commercial users of power to large industrial businesses.

In conjunction with its distributed generation systems, PowerSecure designs and manufactures its own paralleling switchgear and process controls marketed under the registered trade name "NexGear(R)", which controls are used to seamlessly shift power between a customer's primary power source and its distributed generation system. Power from onsite generation systems can be brought online and in parallel with the customer's primary power source without disrupting the flow of electricity. This allows the customer to seamlessly substitute power generated at the customer's site for that supplied by the utility power plant during times of peak demand.

Staffing. PowerSecure staffs a team of engineering and project management personnel who oversee the design and installation of generators, paralleling switchgear and wireless remote-monitoring equipment. PowerSecure's engineering experience and understanding of distributed generation operations provide it with the capability to create innovative solutions to meet the needs of a wide variety of customers.

Remote Monitoring and Maintenance and System Management. PowerSecure's remote monitoring and maintenance services are an important part of its system because they differentiate the PowerSecure solution from that of its competitors. PowerSecure monitors and maintains the system for its customers, improving reliability and removing many of the burdens associated with ownership. Distributed generation systems must be operated periodically so that they function properly when called upon to supply power. By installing a communication device on the system, PowerSecure remotely starts and operates the system and then monitors its performance. In the event of a mechanical problem, PowerSecure dispatches the appropriate technicians. PowerSecure manages its system on behalf of its customers so that the distributed generation is a seamless operation to the customer. For those customers that already have distributed generation systems, PowerSecure offers management services, including fuel management services, preventive and emergency maintenance services, and monitoring and dispatching services. PowerSecure also coordinates the operation of the distributed generation system during times of peak demand in order to allow its customers to benefit from complicated utility rate structures. The monitoring device enables PowerSecure to monitor, on a cost-effective basis, a geographically fragmented customer base from a centralized location.

Sales and Marketing. PowerSecure markets its distributed generation systems primarily through a direct sales force. PowerSecure markets its products and services in various types of packages. PowerSecure's initial marketing focus was, and the majority of its revenues through December 31, 2005 were derived from, its turn-key distributed generation program. In its turn-key program, PowerSecure offers a complete distributed generation package, including assistance in locating and arranging financing, directly to industrial and commercial users of electricity that desire to own their own distributed generation system. The size of turn-key distributed generation systems designed and sold by PowerSecure has ranged from 90 KW to 15,750 KW, although PowerSecure has the ability to design and sell even larger turn-key systems. A variation of the turn-key system marketed by PowerSecure involves partnering with natural gas and electricity utilities to develop, market and manage distributed generation systems for their customers. In this "utility partnership" model, PowerSecure partners with a utility to combine its distributed generation package with other products or services of that utility, and assists the utility in marketing PowerSecure's distributed generation package to the utility's customers under the utility's brand name.

PowerSecure also offers a "shared savings" distributed generation system program. Shared savings programs will require significant capital to develop and have only been offered on a limited basis through the date of this Report. PowerSecure's shared savings program involves the design, engineering, installation, operation and maintenance of distributed generation systems that are owned by PowerSecure and leased to customers on a long-term basis for monthly fees related to the benefits, including energy savings, realized by the customer. Depending on our ability to raise sufficient additional capital, market conditions and the preferences of industrial and commercial users of electricity, PowerSecure believes that a more significant portion of its future business and revenues may be derived from its shared savings program.

Engineering and Management Services. During 2005, PowerSecure formed two new subsidiaries, UtilityEngineering, Inc. and PowerServices, Inc., to serve the growing needs of PowerSecure's utility clients. PowerSecure is marketing these services to utilities as means to supplement the utilities' own engineering staffs. The scope of services offered by PowerSecure includes the design and engineering for transmission and distribution (including substations) systems as well as engineering services such as developing future plans for enhancing and expanding the utility's infrastructure.

Engineering services for utilities include the engineering and design of substations and transmission and distribution systems. UtilityEngineering provides technical engineering services to utility partners and customers, including design and engineering services relating to transmission and distribution, substations and utility lighting.

PowerServices provides management consulting services to utilities and commercial and industrial customers, such as planning and quality improvement, technical studies involving reliability analysis and rate analysis, accident investigation and related services and power supply contracts and negotiations. UtilityEngineering and PowerServices utilize the existing internal resources of PowerSecure along with industry experts employed by those businesses.

Energy Efficiency. During January 2006, PowerSecure formed a new subsidiary, EnergyLite, Inc., to provide energy efficiency services to industrial and commercial customers. EnergyLite assists customers in identifying and implementing opportunities to reduce their consumption of energy through investments in more energy-efficient technologies. This business focuses on providing customers with projects that pay for themselves as a result of the economic savings from the use of more efficient energy systems. EnergyLite intends to provide projects that will relate to more energy efficient lighting systems, boiler systems, cooling systems and energy control systems.

Backlog. In November 2005, PowerSecure received commitments from two large commercial customers for distributed generation projects that are anticipated to generate revenues in excess of $45 million in the aggregate. The projects are expected to be completed during 2006. In March 2006, PowerSecure announced that it had received additional verbal orders from Publix for distributed generation and switchgear projects that are anticipated to generate revenues of approximately $75 million in the aggregate during 2006 and 2007. As of March 3, 2006, PowerSecure's backlog was approximately $140 million, relating to secured contracts for distributed generation projects, including these large orders, of which approximately $90 million is scheduled to be completed during 2006 and approximately $50 million is scheduled to be completed during 2007. Given the irregular sales cycle of customer orders, and especially of large orders, PowerSecure's backlog at any given time is not necessarily an accurate indication of its future revenues.

Southern Flow Companies, Inc.

Southern Flow provides a variety of natural gas measurement services principally to customers involved in the business of natural gas production, gathering, transportation and processing. We commenced providing natural gas measurement services in 1991 by acquiring an existing business. We expanded this business significantly in 1993 when we acquired substantially all of the assets of the Southern Flow Companies division of Weatherford International Incorporated. Through its predecessors, Southern Flow has provided measurement services to the natural gas industry since 1953.

Southern Flow provides a broad array of integrated natural gas measurement services, including on-site field services, chart processing and analysis, laboratory analysis, and data management and reporting. Southern Flow's field services include the installation, testing, calibration, sales and maintenance of measurement equipment and instruments. Southern Flow's chart processing operations include analyzing, digitizing and auditing well charts and providing custom reports as requested by the customer. Southern Flow also provides laboratory analysis of natural gas and natural gas liquids chemical and energy content. As part of its services to its customers, Southern Flow maintains a proprietary database software system which calculates and summarizes energy measurement data for its customers and allows for easy transfer and integration of such data into customer's accounting systems. As an integral part of these services, Southern Flow maintains a comprehensive inventory of natural gas meters and metering parts, and in 2005 derived approximately 24% of its revenues from its parts resale business. Southern Flow provides its services through nine division offices located throughout the Gulf of Mexico, Southwest, Mid-Continent and Rocky Mountain regions.

Natural gas measurement services are used by producers of natural gas and pipeline companies to verify volumes of natural gas custody transfers. To ensure that such data is accurate, on-site field services and data collection must be coordinated with meter maintenance, chart integration, meter data acquisition and data management to produce timely and accurate reports.

The market for independent natural gas measurement services is fragmented, with no single company having the ability to exercise substantial market influence. Many natural gas producers and operators, and most natural gas pipeline and transportation companies, internally perform some or all of their natural gas measurement services. In addition to price, the primary consideration for natural gas measurement customers is the quality of services and the ability to maintain data integrity and accuracy, because natural gas measurement has a direct effect on the natural gas producer's revenues and royalties and working interest owner obligations. We believe that we are able to effectively compete by:

- providing dependable integrated measurement services;
- maintaining local offices in proximity to our customer base; and
- retaining experienced and competent personnel.

Metretek, Incorporated

Founded in 1977 in Melbourne, Florida and acquired by us in 1994, Metretek Florida has operated primarily as a developer, manufacturer and marketer of AMR systems for remotely monitoring, collecting, processing and managing field devices and the data provided by such devices. Metretek Florida's systems generally consist of three components:

- our field devices, which are intelligent, communications enabled, data collection devices that are installed in the field and automatically communicate with, and retrieve data from, existing customer devices;

- a communication link, which is typically a telephone wire-line or cellular/PCS connection (analog, digital, circuit switched or Internet-Protocol (IP)-based); and

- our DC2000 or PowerSpring software, which provide platforms for automated data collection, management and presentation of information retrieved from field devices or InvisiConnect™ or both, which enables seamless connectivity from IP-based networks to legacy-based serial applications.

Overview of Business. Metretek Florida's primary focus is to provide fully integrated, turn-key systems that allow its customers to remotely monitor, collect and manage data collected from various types of field devices. Historically, Metretek Florida's customers have consisted principally of natural gas and electric utilities, and field devices have been primarily connected to natural gas and electric meters. In these markets, Metretek Florida's AMR systems support its utility customers' business applications that provide service to their larger commercial and industrial ("C & I") customers. In most cases, these systems are owned, operated and managed by the utility. In such cases, the data managed by the Metretek Florida AMR systems may support critical functions such as billing, load management, tariff enforcement and verification. As such, the Metretek Florida AMR system is normally an integral component of the utility's business processes. In other situations, the systems may support less critical functions of the utility or may be owned by a C & I customer.

The major cellular wireless carriers have recently deployed IP-based digital wireless systems that are driving changes in numerous telemetry and M2M applications. Metretek Florida has developed a new family of products, which it calls InvisiConnect™, that enables digital wireless connectivity to be extended to remote device data management applications in several vertical market segments that Metretek Florida has not previously serviced. The InvisiConnect™ products leverage Metretek Florida's technology and know-how, initially developed to serve its utility markets, by seeking to expand sales of its InvisiConnect™ products into several of these vertical market segments.

Products. Metretek Florida's product offerings fall into two categories: field data collection and telemetry hardware devices and application specific software-based solutions. Metretek Florida's hardware devices include AMRs and electronic flow computers that are specifically sold to utility customers. Metretek Florida's hardware devices also include telemetry products, our Cellular Network Interface ("CNI") products, that operate with InvisiConnect™ software and are designed to serve applications in other vertical market segments as well as applications in the utility markets. All of Metretek Florida's manufactured hardware devices are designed on similar electronic platforms that can be configured to provide solutions designed to fit each customer's specific requirements.

Metretek Florida's products also include a suite of software solutions that are an inherent and critical part of system solutions sold to its customers. Metretek Florida's primary software product utilized by its natural gas and electric utility customers is DC2000. DC2000 is a Windows based proprietary software system designed to simultaneously manage thousands of remote field devices, as well as the data collected from those devices.

Metretek Florida also offers, as an alternative to the DC2000 software, its PowerSpring solution, a subscription-based service that provides a turn-key solution for remote data management and collection to customers who are unable or unwilling to purchase and operate a complete Metretek DC2000 system. The PowerSpring solution includes providing and installing the remote data collection devices required to meet the specific needs of the customer and furnishing timely, accurate and properly formatted information in accordance with their requirements by means of e-mail, file transfer or the internet. The customer is charged monthly, based on the quantity of data collected and the frequency at which it is collected.

Metretek Florida has recently introduced its InvisiConnect™ software solution. Operating in conjunction with the CNI suite of telemetry hardware, InvisiConnect™ provides a simple, cost-effective, plug-and-play communications solution that allows almost any field device in virtually any remote device data management application to be upgraded to digital wireless or IP connectivity. In this product solution, Metretek Florida's CNI hardware provides the digital cellular radio that is installed in the field and connects directly to the customer's field device. The InvisiConnect™ software is installed on the customer's application computer, and provides the communication interface to the customer's legacy software package for remote device and data management. Examples of applications that are ideal candidates for the InvisiConnect™ solution include remote traffic light and intersection control, remote signage, remote vending control and monitoring and numerous other applications.

Utility Hardware Products. Metretek Florida's products that are typically sold to natural gas and electric utilities, also known as automatic meter readers or AMRs, are installed on existing utility meters. The AMRs are designed to automatically collect and transmit energy consumption and event data according to a schedule predetermined and preset by the customer. The AMRs contain an electronic printed circuit board ("PCB") assembly, which is designed and programmed to interface with a utility meter at the point of consumption. The PCB contains a microprocessor and modem or other communication link, is packaged with AC or DC power and is installed on, or in close proximity to, a utility meter. Consumption data is collected, time-stamped, stored, and then transmitted (via the communications link) by the AMR to a central location on which Metretek Florida's DC2000 or PowerSpring software, running on a PC, or a PC network, manages the data collection and processing as well as storing the data in a database. Communication from the remotely located AMRs to the central software system has historically been accomplished using existing, standard voice grade telephone lines, although a more recent trend is evolving toward the use of Metretek Florida's CNI digital cellular communication solutions.

Metretek Florida also manufactures and markets a complete line of electronic natural gas flow computers and volume correctors. The corrector product line incorporates the basic features of the AMR products and provides the following features and functions:

- instantaneous, real time correction of metered volumes for variations in flowing natural gas pressure and temperature;
- an on-board microprocessor and memory for calculating and storing corrected natural gas volumes; and
- user configurable electronic outputs for control and alarm purposes.

Other Field Developments. In addition to supporting energy data collection, remote telemetry and gas volume corrector product lines, Metretek Florida manufactures and markets systems consisting of remote recorders and central system software for monitoring and recording natural gas pipeline pressure and for monitoring cathodic protection systems, as well as other similar application specific products.

CNI Products. In order to address vertical markets in addition to the utility markets, Metretek Florida has recently developed its Cellular Network Interface suite of communication hardware products that enable its customers to better utilize the wireless internet now provided by commercial carriers worldwide through third generation ("3G") technology. With the transition to provide enhanced wireless IP-based M2M and telemetry solutions driven by wide scale deployments of third generation 3G wireless, internet-based networks, Metretek Florida has identified two additional market opportunities, and is seeking to exploit those opportunities through its product development efforts. First, the move from analog to IP digital wireless connectivity is expected to drive a significant need to replace existing analog and cellular digital packet data ("CDPD") wireless connections that were installed over the past 20 years. Second, with the deployment of more robust wireless IP connectivity, the opportunity for new applications utilizing 3G technology is expected to spur growth in the telemetry and wireless data sectors of the M2M market space. Metretek Florida's CNI hardware products are used with its InvisiConnect™ software to provide a seamless and transparent communication upgrade to existing field devices, as well as their legacy applications software, provided to the customer by virtually any vendor.

Markets. Historically, Metretek Florida's primary customers have been energy utility companies that have deployed its systems in their business. Metretek Florida currently has 71 active utility customers that operate DC2000 data collection systems, including 60 of the 100 largest natural gas distribution utility companies in North America.

Marketing and Customer Service. In its traditional utility markets, Metretek Florida utilizes a direct sales force and an independent, indirect distributor and sales representative organization in the United States and the United Kingdom, while it relies solely upon independent representatives and distributors for the promotion, sales and support of its products outside those two countries. Metretek Florida also provides its customers with system installation and start-up service, 24/7 telephone technical support, regularly scheduled product training, custom software development, system monitoring and troubleshooting, and network management services.

Metretek Florida is introducing and actively selling its CNI suite of hardware products and its InvisiConnect™ software solutions into numerous vertical markets in which it previously had no marketing presence. Metretek Florida is actively seeking and establishing channel partners and distribution sources with which it intends to serve these markets.

Metretek Florida participates in utility, telecommunications and M2M industry conferences, symposiums, and trade shows and maintains memberships in several national and regional related associations. Metretek Florida also advertises in and contribute editorially to industry trade journals, utilize direct mail/e-mail and telemarketing and have a home page on the internet (www.metretekfl.com).

During 2006, Metretek Florida plans to continue building distribution channels in several vertical markets for the InvisiConnect™ product line. It also intends to build brand name recognition in markets it is targeting but not yet established. It also intends to engage new agents to provide additional coverage into the energy utility market by promoting its core line of data recording, remote monitoring and AMR systems.

International. Outside the United States, Metretek Florida has sold products and services to utility companies in the United Kingdom, Netherlands, Pakistan, Australia, Argentina, Columbia, Taiwan, Korea, Brazil and Canada. All of the six major gas distribution utility companies in Canada own and operate Metretek Florida's AMR systems. During fiscal 2005, 21% of Metretek Florida's annual revenues were generated in international markets, compared to 24% in fiscal 2004 and 15% in fiscal 2003.

Metretek Contract Manufacturing Company, Inc. In June 2002, Metretek Florida formed MCM to operate and expand its printed circuit board ("PCB") contract manufacturing business. Metretek Florida had been involved in contract manufacturing as a part of its traditional business since 1997, but reorganized this business and its management in fiscal 2002 in order to focus on increasing business from third parties. Through MCM, Metretek Florida offered contract manufacturing services to local, regional and national companies with PCB product requirements that were short run, high quality, and quick turnaround. During the third quarter of 2004, our Board of Directors approved a plan to discontinue the contract manufacturing business operated by MCM and to sell all of the contract manufacturing assets. In connection with this discontinuance, on December 30, 2004 Metretek Florida and MCM sold their contract manufacturing business and most of the related assets to InstruTech Florida, LLC ("InstruTech Florida"). InstruTech Florida is a subsidiary of InstruTech, Inc., a Colorado-based contract manufacturer of PCBs and other instrumentation products

In May 2005, Metretek Florida received notice that InstruTech Florida intended to discontinue the acquired business. As a result, Metretek Florida took possession of the purchased equipment from InstruTech Florida and commenced liquidating the equipment. Metretek Florida also completed an estimate of the net recoverable value of the equipment, including the effect on the recovery of the note receivable from InstruTech Florida and amounts advanced under terms of the bridge loan. As a result, we recorded an additional provision for loss on the disposal of MCM (and its remaining net assets) by $300,000 during the first quarter of 2005. The assets of the discontinued MCM business at December 31, 2005 consisted entirely of inventory and miscellaneous equipment and certain accounts receivables, and no liabilities remained.

Backlog. Metretek Florida's backlog consists primarily of unfulfilled customer orders at any given time related to its AMR and M2M business. It does not include revenues that may be earned if customers exercise options to make additional purchases. At December 31, 2005, Metretek Florida's backlog was minimal. The amount of backlog is not necessarily indicative of future revenues because short-term purchase orders, modifications to or terminations of present orders and production delays can provide additional revenues or reduce anticipated revenues. Metretek Florida's backlog is typically subject to large variations from time to as new orders are received.

Consequently, it is difficult to make meaningful comparisons of backlog. Metretek Florida's orders from its customers generally include provisions permitting rescheduling, deferral or termination at any time at the convenience of the customer.

MM 1995-2

As of December 31, 2005, MGT owned an approximate 27% economic interest in MM 1995-2. MM 1995-2 owns and operates five oil field production water disposal facilities located in northeastern Colorado. MM 1995-2 was formed in February 1996, and since that time MGT has served as its managing trustee. MGT acquired additional equity interests in MM 1995-2 during the first quarter of 2004. In connection with the acquisition of these additional equity interests, MGT formed Conquest Acquisition Company LLC ("Conquest Acquisition") as a majority-owned subsidiary to hold equity interests in MM 1995-2. Upon formation, MGT acquired 73.75% of Conquest Acquisition, with the remainder of the interest in Conquest Acquisition being owned by the operator of MM 1995-2. As a result of this acquisition, the equity income from MM 1995-2 is becoming a more significant part of our consolidated results, contributing $1,690,000 to our income from continuing operations during fiscal 2005, a substantial increase from $1,254,000 in fiscal 2004 and $469,000 in fiscal 2003.

Customers

Our customers include a wide variety of mid-sized and large businesses, utilities and institutions. From time to time, our subsidiaries have derived a material portion of their revenues from one or more significant customers or purchase commitments. For example, PowerSecure has recently received the largest purchase orders in our history from one large customer. See "-Recent Developments" above. During 2005 and 2004, Food Lion, a PowerSecure customer accounting for approximately 15% of our consolidated revenues, was our only customer that accounted for 10% or more of our consolidated revenues. Our revenues derived from sales to customers outside the United States, primarily from Metretek Florida sales, have declined in recent years to 1% of our total consolidated revenues in fiscal 2005, as compared to 2% in fiscal 2004 and 3% in fiscal 2003.

Competition

The markets for our products, services and technology are intensely competitive and are characterized by rapidly changing technology, new and emerging products and services, frequent performance improvements and evolving industry standards. We expect the intensity of competition to increase in the future because the growth potential and deregulatory environment of the energy market have attracted and are anticipated to continue to attract many new competitors, including new businesses as well as established businesses from different industries. Competition may also increase as a result of industry consolidation. As a result of increased competition, we may have to reduce the price of our products and services, and we may experience reduced gross margins, loss of market share or inability to penetrate or develop new market, any one of which could significantly reduce our future revenues and adversely affect our operating results.

Our current and prospective competitors include:

- large and well established providers of data collection and telemetry solutions, including AMR systems, such as Itron, Inc., Elster Metering, ABB, Badger Meter, Inc., Sensus Metering Systems, Inc., Neptune Technology Group, Inc. and other smaller entities such as Comverge, Inc., Cellnet Technology, Inc. and Nertec, Inc.;

- numerous and diverse entities in the M2M market segments, including Telenetics Corporation, Airlink Communications Inc., Sierra Wireless, Inc., Wavecom S.A. and Enfora L.P.;

- providers of natural gas volume correctors such as Mercury Instruments, Inc., Eagle Research Corp., Instromet and Galvanic Applied Sciences Inc.;

- large manufacturers of power generation equipment with substantial distribution networks, such as Caterpillar Inc., Cummins Inc. (including Onan), Detroit Diesel Corporation, Kohler Co. and Generac Power Systems, Inc.;

- large, well established and diversified companies like Schlumberger, Emerson Electric Co., ABB, General Electric, Siemens and Honeywell International Inc. that have divisions or subsidiaries devoted to our markets;

- in-house services provided by utilities and major oil and gas companies;

- large, well established and diversified oil and gas companies like Duke Energy Corporation, Williams Energy and Hanover Compressor Company; and

- numerous prospective competitors that may offer energy and data management information and technology.

We believe that our ability to compete successfully will depend upon many factors, many of which are outside of our control. These factors include:

- performance and features functionality and benefits of our, and of our competitors', products and services;

- the value to our customers for the price they pay for our products and services;

- the timing and market acceptance of new products and services and enhancements to existing products and services developed by us and by our competitors;

- our responsiveness to customers needs;

- ease of use of products and services;

- quality and reliability of our, and of our competitors', products and services;

- reputation;

- sales and marketing efforts;

- our ability to develop and maintain our strategic relationships; and

- the price of our, and of our competitors', products and services.

We believe that in many of our markets we have established ourselves as a niche supplier of high quality, reliable products and services and, therefore, that we currently compete favorably with respect to the above factors, other than price. We do not typically attempt to be the low cost producer. Rather, we endeavor to compete primarily on the basis of product and service quality rather than price. In order to be successful in the future, we must continue to respond promptly and effectively to the challenges of technological change and our competitors' innovations. We cannot provide any assurance that our products and services will continue to compete favorably in the future against current and future competitors or that we will be successful in responding to changes in other markets including new products and service and enhancements to existing products and service introduced by our existing competitors or new competitors entering the market.

Many of our existing and potential competitors have better name recognition, longer operating histories, access to larger customer bases and greater financial, technical, marketing, manufacturing and other resources than we do. This may enable our competitors to respond more quickly to new or emerging technologies and changes in customer requirements or preferences and to devote greater resources to the development, promotion and sale of their products and services than we can. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, customers, strategic partners and suppliers and vendors than we can. Our competitors may develop products and services that are equal or superior to the products and services offered by us or that achieve greater market acceptance than our products do. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share or impede our ability to acquire market share in new markets. Increased competition could also result in price reductions, reduced gross margins and loss of market share, and the inability to develop new businesses. We cannot provide any assurance that we will have the financial resources, technical expertise, or marketing and support capabilities to successfully compete against these actual and potential competitors in the future. Our inability to compete successfully in any respect or to timely respond to market demands or changes would have a material adverse effect on our business, financial condition and results of operations.

Numerous companies compete directly with Southern Flow in the natural gas measurement services industry, including companies that provide the same services as Southern Flow and companies that provide additional or related field services. Although a significant portion of natural gas measurement services is currently performed internally by natural gas producers and pipeline companies, much of Southern Flow's direct competition consists of small measurement companies providing limited services and serving limited geographical areas. Because Southern Flow offers a complete range of natural gas measurement services over a wide geographical area, management believes Southern Flow offers advantages over its competitors.

The market for distributed generation products is highly competitive and rapidly changing and evolving. PowerSecure's competition is primarily from manufacturers and distributors of generators and related equipment, as well as small regional electric engineering firms that compete in certain aspects of distributed generation production. Also, PowerSecure faces competition in some specific portions of its distributed generation business. For example, some small regional electric engineering firms specialize in the engineering aspects of the distributed generation. Similarly, several well established companies have developed microturbines used in distributed generation, such as Capstone Turbine Corporation, which develops gas turbines. A number of companies are also developing alternative generation technology such as fuel cells and solar cells, such as FuelCell Energy, Inc., Ballard Power Systems, Inc. and Plug Power Inc. Several large companies also are becoming leaders in uninterruptible power supply system technology, including American Power Conversion Corporation, Invensys, Liebert Corporation (a subsidiary of Emerson Electric), and PowerWare Corporation (a subsidiary of Eaton). RealEnergy, Inc. designs, owns and operates permanent on-site power generator systems for commercial real estate owners. Companies developing and marketing energy-marketing software, such as eLutions Inc., are also potential competitors to the extent they partner with distributed generation equipment manufacturers.

The market for Metretek Florida's products and services is intensely competitive. Although Metretek Florida's product offering is very specific to the requirements for C & I meter reading and monitoring in natural gas and electricity applications, many suppliers of residential meter reading systems also offer products for C & I applications and can be formidable competitors for utility companies desiring to implement residential meter reading and to have all automatic/remote meter reading, including industrial and commercial, performed on a single system. Also, major natural gas and electricity meter and instrument manufacturers offer systems to remotely read and interrogate their own equipment, and utility companies that use certain manufacturers' meters exclusively may also choose to buy their communication and data collection products as well. We believe that several large suppliers of equipment, services or technology to the utility industry have developed or are currently developing products or services for the markets in which Metretek Florida is currently competing or intends to compete. In addition, as Metretek Florida expands its product line and market focus to address other new market segments and M2M applications, it will encounter a large number of established competitors who in most instances already have significant market share and brand positioning advantages. Most of Metretek Florida's present and potential competitors have substantially greater financial, marketing, technical and manufacturing resources, as well as greater name recognition and experience, than Metretek Florida. Metretek Florida competes with a large number of existing and potential competitors in these markets, some of which do not compete in all of the same markets as Metretek Florida. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of Metretek Florida's prospective customers. Metretek Florida competes primarily on the basis of product quality and reliability, applications expertise, and the quality of its service and support.

Regulation

Our businesses and operations are affected by various federal, state, local and foreign laws, regulations and authorities. However, to date, our compliance with those requirements has not materially adversely affected our business, financial condition or results of operations.

Regulation of Natural Gas. Natural gas operations and economics are affected by price controls, by environmental, tax and other laws relating to the natural gas industry, by changes in such laws and by changing administrative regulations and the interpretations and application of such laws, rules and regulations. Natural gas sales have been deregulated at the wholesale, or pipeline, level since Federal Energy Regulatory Commission Order

636 was issued in 1992. Since that time, individual states have been deregulating natural gas sales at the retail level. Some states have already deregulated natural gas sales for industrial customers and certain classes of commercial and residential customers, permitting those customers to purchase natural gas directly from producers or brokers. Other states are currently conducting pilot programs that allow residential and small commercial consumers to select a provider of their choice, other than the local distribution company, to supply their natural gas. As natural gas sales are deregulated, on a state by state basis, we believe that timely collection and reporting of consumption data will be needed and desired by certain customers, utility companies and energy service providers.

Regulation of Electricity. The electric utility industry continues to undergo fundamental structural changes due to deregulation and growing competition at both wholesale and retail levels. This deregulatory movement in the electricity industry follows a similar deregulatory movement in the natural gas utility industry. Presently, many states offer or will soon offer deregulated retail access, allowing customers in those states to choose their own suppliers of electricity power generation services, while additional states are transitioning to deregulated status. Deregulation may require recordation of electric power consumption data more frequently than is presently customary through a much wider use of daily, hourly and possibly even more frequent meter readings.

Regulation of International Operations. Our international operations are subject to the political, economic and other uncertainties of doing business abroad including, among others, risks of war, cancellation, expropriation, renegotiation or modification of contracts, export and transportation regulations and tariffs, taxation and royalty policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign government sovereignty over certain areas in which we conduct, plan to conduct or in the future may conduct operations.

Regulation of Environment. While various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our business, our financial condition and results of operations have not been materially adversely affected by environmental laws and regulations. We believe we are in material compliance with those environmental laws and regulations to which we are subject. We do not anticipate that we will be required in the near future to make material capital expenditures due to these environmental laws and regulations. However, because environmental laws and regulations are frequently changed and expanded, we are unable to provide any assurance that the cost of compliance in the future will not be material to us.

Regulation of Communication Services. With Metretek Florida's focus on developing digital wireless-enabled data collection, monitoring and telemetry solutions, such as InvisiConnect™, many of its products are or will be subject to regulation and testing by the Federal Communications Commission (the "FCC"). This testing focuses on compliance with FCC specifications for radio frequency emissions. In addition, these products are designed to comply with a significant number of industry standards and regulations, some of which are evolving as new technologies are deployed. For example, our InvisiConnect products must be tested and certified by the PCS Type Certification Review Board, a wireless communications supported agency, as well as by each individual wireless carrier for use on their respective networks. These tests are principally designed to focus on the operating characteristics of the products supplied to ensure that they will not have any unplanned adverse affects on the carrier's networks as they each have them deployed in various regions The regulatory process can be time-consuming and can require the expenditure of substantial resources. We cannot assure you that the FCC or other testing and certifying authorities will grant the requisite approvals for any of our products on a timely basis, or at all. The failure of our products to comply, or delays in compliance, with the various existing and evolving standards could negatively impact our ability to sell our products. In addition, regulations regarding the manufacture and sale of data communications devices are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

Employees

As of March 3, 2006, we had 266 full-time employees. None of our employees is covered by a collective bargaining agreement, and we have not experienced any work stoppage. We consider our relations with our employees to be good. Our future success is dependent in substantial part upon our ability to attract, retain and motivate qualified management, technical, marketing and other personnel.

Research and Development

Most of our basic research and development activities are conducted by Metretek Florida. Metretek Florida's research and development efforts are focused on enhancements to its existing product and service offerings intended to take advantage of advancements in technology, address anticipated customer requirements and provide for solutions in potential new markets. Current research and development projects at Metretek Florida include the development of data collection products that utilize the wireless internet provided by the large cellular and PCS providers worldwide to provide real time data collection capabilities to its traditional utilities customers and to participate in developing opportunities in other market segments that are evolving in the M2M market. From time to time, as our business needs and goals dictate and as our capital resources allow, we may also conduct research and development efforts for our PowerSecure and Southern Flow businesses.

Our research and development expenses, which include engineering expenses, during 2005 were $713,000, as compared to $667,000 in 2004 and $627,000 in 2003. We intend to continue our research and development efforts to enhance our existing products and services and technologies and to develop new products, services and technologies enabling us to enter into new markets and better compete in existing markets. Our future success will depend, in part, upon the success of our research and development efforts.

The markets for our services are dynamic, characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings, and to introduce both new and enhanced services as quickly as possible and prior to our competitors. We believe our future success will depend, in part, upon our ability expand and enhance the features of our existing products and to develop and introduce new products designed to meet changing customer needs on a cost-effective and timely basis. Consequently, failure by us to respond on a timely basis to technological developments, changes in industry standards or customer requirements, or any significant delay in product development or introduction, could have a material adverse effect on our business and results of operations. We cannot assure you that we will respond effectively to technological changes or new product announcements by others or that we will be able to successfully develop and market new products or product enhancements.

Raw Materials

In our businesses we purchase generators, memory chips, electronic components, printed circuit boards, specialized sub-assemblies, relays, electric circuit components, fabricated sheet metal parts, machined components, aluminum, metallic castings and various other raw materials, equipment, parts and components for our products and systems from third party vendors and suppliers. While we generally use standard parts and components for our products and systems that are readily available from multiple suppliers, we currently procure, and expect to continue to procure, certain components, such as generators, from single source manufacturers due to unique designs, quality and performance requirements, and favorable pricing arrangements. While, in the opinion of management, the loss of any one supplier of materials, other than generators, would not have a material adverse impact on our business or operations due to our belief that suitable and sufficient alternative vendors would be available, from time to time we do encounter difficulties in acquiring certain components due to shortages that periodically arise, supply problems from our suppliers, obsolescence of parts necessary to support older product designs or our inability to develop alternative sources of supply quickly or cost-effectively, and these procurement difficulties could materially impact and delay our ability to manufacture and deliver our products and therefore could adversely affect our business and operations. We attempt to mitigate this risk by maintaining an inventory of such materials. In addition, some of the raw materials used in PowerSecure's business have significant lead times before they are available, which may affect the timing of PowerSecure's project completions.

Intellectual Property

Our success and ability to grow depends, in part, upon our ability to develop and protect our proprietary technology and intellectual property rights in order to distinguish our products, services and technology from those of our competitors. We rely primarily on a combination of copyright, trademark and trade secret laws, along with confidentiality agreements, contractual provisions and licensing arrangements, to establish and protect our intellectual property rights. We hold several copyrights, service marks and trademarks in our business, and we have applied for a patent protection related to InvisiConnect™ and registrations of additional marks, although we may not be successful in obtaining such patent and registering such marks. In the future, we intend to continue to introduce and register new trademarks and service marks, and to file new patent applications, as we deem appropriate or necessary for our business and marketing needs.

Despite our efforts to protect our intellectual property rights, existing laws afford only limited protection, and our actions may be inadequate to protect our rights or to prevent others from claiming violations of their intellectual property rights. Unauthorized third parties may copy, reverse engineer or otherwise use or exploit aspects of our products and services, or otherwise obtain and use information that we regard as proprietary. We cannot assure you that our competitors will not independently develop technology similar or superior to our technology or design around our proprietary technology and intellectual property rights. In addition, the laws of some foreign countries may not protect our intellectual property rights as fully or in the same manner as the laws of the United States.

We do not believe that we are dependent upon any one copyright, trademark, service mark or other intellectual property right. Rather, we believe that, due to the rapid pace of technology and change within the energy industry, the following factors are more important to our ability to successfully compete in our markets:

- the technological and creative skills of our personnel;
- the development of new products, services and technologies;
- frequent product, service and technology enhancements;
- name recognition;
- customer training; and
- reliable product and service support.

We cannot assure you that we will be successful in competing on the basis of these or any other factors. See "--Competition" above in this Item.

Although we do not believe that our products or technologies infringe on the intellectual property rights of third parties, and we are not aware of any currently pending claims of infringement, we cannot provide any assurance that others will not assert claims of infringement against us in the future or that, if made, such claims will not be successful or will not require us to enter into licensing or royalty arrangements or result in costly and time-consuming litigation.

We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights to protect these rights or to determine the scope and validity of our intellectual property rights or the intellectual property rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

Segment Information

We operate in three market segments:

- distributed generation;
- natural gas measurement services; and
- automated data collection and telemetry.

Financial information related to our segment operations for the past three fiscal years is set forth in Note 11, "Segment and Related Information", of the notes to our consolidated financial statements included elsewhere in this Report and incorporated herein by this reference.

Available Information

Our corporate Internet address is www.metretek.com. Through our website we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) and 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. Our SEC filings are also available on the SEC's website at www.sec.gov. The contents of and the information on our website is not a part of, and is not incorporated into, this Report.

Item 1A. Risk Factors

Our business and future operating results may be affected by many risks, uncertainties and other factors, including those set forth below and those contained elsewhere in this report. However, the risks, uncertainties and other factors described in this report are not the only ones we face. There may be additional risks, uncertainties and other factors that we do not currently consider material or that are not presently known to us. If any of the following risks were to occur, our business, affairs, assets, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. When we say that something could have a material adverse effect on us or on our business, we mean that it could have one or more of these effects.

Risks Related to our Business and Industry

We have a history of losses, and, despite our recent profitability, we may not be able to remain profitable in the future.

Although we recorded net income of $2,334,000 in fiscal 2005, we had incurred net losses in almost all of our prior years of operations. As of December 31, 2005, we had an accumulated deficit of approximately $56.2 million. Accordingly, notwithstanding our recent profitability, we may not be able to sustain or increase that profitability in the future. Moreover, as a result of our intended future growth and expansion of our businesses, products and services, we may incur expenses in future periods, including significant costs in developing and expanding the core distributed generation business of PowerSecure and the three new businesses of PowerSecure, as well as the telemetry business of Metretek Florida, that exceed our revenues. If our future revenues do not meet our expectations, or if our operating expenses exceed what we anticipate and cannot be reduced below our revenues, our business, financial condition and results of operations will be materially and adversely affected.

From time to time we depend on revenues from significant purchase commitments, and any loss, cancellation, reduction or delay in these large purchase commitments could harm our business and operating results.

From time to time, our subsidiaries have derived a material portion of their revenues from one or more significant customers or large purchase commitments. For example, PowerSecure has recently received the largest purchase orders in our history from one large customer. See "Item 1. Business--Recent Developments" above. There is no assurance PowerSecure will receive any future orders from this customer. From time to time, PowerSecure receives other significant, non-recurring purchase orders from customers. In fiscal 2004 and fiscal 2005, we had one customer that was responsible for approximately 15% of our consolidated revenues. If such commitments were to be terminated or fail to recur, our revenues and net income would significantly decline. Our success will depend on our continued ability to develop new relationships and manage existing relationships with significant customers and generate recurring revenues from them. We cannot be sure that we will be able to retain our largest current customers, that we will be able to attract additional large customers in the future, or that our existing customers will continue to purchase our products and services in the same amounts as in prior years. Our business and operating results would be adversely affected by:

- the loss of one or more large customers;
- any cancellation of orders (including verbal orders) by, or any reduction or delay in sales to, these customers;
- the failure of large purchase commitments to be renewed or to recur;
- our inability to successfully develop relationships with additional customers; or
- future price concessions that we may have to make to these customers.

We do not have long-term or recurring commitments with most of our customers and may be unable to retain existing customers, attract new customers or replace departing customers with new customers that can provide comparable revenues.

Because we generally do not obtain firm, long-term volume purchase commitments from our customers, many of our contracts and commitments from our customers are short-term or non-recurring. For example, most of PowerSecure's revenues are derived on a non-recurring, project by project basis, and there is no assurance that its revenues and business will continue to grow. In addition, customer orders can be canceled or rescheduled and volume levels can be reduced. We cannot assure you that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, canceled, delayed or reduced orders with new business that generates comparable revenues. Further, we cannot assure you that our current customers will continue to generate consistent amounts of revenues over time. Our failure to maintain and expand our customer relationships customers would materially and adversely affect our business and results of operations.

We may require a substantial amount of additional funds to finance our capital requirements and the growth of our business, but we may not be able to raise a sufficient amount of funds to do so on terms favorable to us and our stockholders or at all.

We may need to obtain additional capital to fund our capital obligations and to finance the development and expansion of our businesses. For example, we will need substantial additional capital to finance the development and growth of the core and new businesses of PowerSecure and of Metretek Florida's telemetry business. Further, under the settlement agreement in connection with a class action lawsuit, we are required to make payments on a promissory note in the annual amount of $750,000 plus interest through June 30, 2008. In addition, from time to time as part of our business plan, we engage in discussions regarding potential acquisitions of businesses and technologies. While our ability to finance future acquisitions will probably depend on or ability to raise additional capital, as of the date of this report, we have not entered into any agreement committing us to any such acquisition. Moreover, unanticipated events, over which we have no control, could increase our operating costs or decrease our ability to generate revenues from product and service sales, necessitating additional capital. We continually evaluate our cash flow requirements as well as our opportunity to raise additional capital in order to improve our financial position. In addition, we continually evaluate opportunities to improve our credit facilities, through increased credit availability, lower debt costs or other more favorable terms. We cannot provide any assurance that we will be able to raise additional capital or replace our current credit facilities when needed or desired, or that the terms of any such financing will be favorable to us and our stockholders.

We entered into a new credit facility in September 2005, under which we have a maximum credit facility of $4.5 million. The credit facility matures in September 2007. Our ability to borrow funds under the credit facility is limited to our loan availability based upon certain assets of our subsidiaries. As of December 31, 2005, our loan availability under the credit facility was $4,500,000, of which approximately $1,314,000 had been borrowed, leaving $3,186,000 available for future use. The amount of our loan availability, as well as the amount borrowed under the credit facility, will change in the future depending on our asset base, our liquidity and our capital requirements.

Our credit facility has a number of financial covenants that our subsidiaries must satisfy. Our ability to satisfy those covenants depends principally upon our ability to achieve positive operating performance. If any of our borrowing subsidiaries is unable to fully satisfy the financial covenants of the credit facility, it will breach the terms of the credit facility. Our obligations under the credit facility are secured by a first priority security interest in substantially all of the assets of our subsidiaries, and by guarantees by us and our subsidiaries. Any breach of the covenants in the credit facility could result in a default under the credit facility and an acceleration of payment of all outstanding debt owed, which would materially and adversely affect our financial condition.

We may seek to raise any needed or desired additional capital from the proceeds of public or private equity or debt offerings at the Metretek Technologies level or at the subsidiary level or both, through asset or business sales, from traditional credit financings or from other financing sources. Our ability to obtain additional capital when needed or desired will depend on many factors, including general market conditions, our operating performance and investor sentiment, and thus cannot be assured. In addition, depending on how it is structured, raising capital could require the consent of our lender. Even if we are able to raise additional capital, the terms of any financing could be adverse to the interests of our stockholders. For example, the terms of debt financing could include covenants that restrict our ability to operate our business or to expand our operations, while the terms of an equity financing, involving the issuance of capital stock or of securities convertible into capital stock, could dilute the percentage ownership interests of our stockholders, and the new capital stock or other new securities could have rights, preferences or privileges senior to those of our current stockholders. We cannot assure you that sufficient additional funds will be available to us when needed or desired or that, if available, such funds can be obtained on terms favorable to us and our stockholders and acceptable to our lender, if its consent is required. Our inability to obtain sufficient additional capital on a timely basis on favorable terms could have a material adverse effect on our business, financial condition and results of operations.

We are subject to lawsuits, claims and proceedings from time to time, and if in the future we become subject to new lawsuits, and if any of those lawsuits are material and are successfully prosecuted against us, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to lawsuits, claims and other proceedings from time to time, and we have been subject to lawsuits in the past that have had a material impact on us. In addition, one significant lawsuit in which we are involved is still pending. Our current proceedings are described in "Item 3. Legal Proceedings." In the future, we may become involved in other lawsuits, claims and proceedings that arise in the ordinary course of business. We cannot provide any assurance that any such future litigation, claims and proceedings could not materially and adversely affect our business, financial condition and results of operation.

Our future operating results are difficult to project and have fluctuated significantly in the past, and fluctuations in the future may adversely affect the trading price of our common stock.

Our operating results have fluctuated significantly from quarter-to-quarter, period-to-period and year-to-year in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and any of which may cause the trading price of our common stock to fluctuate. These factors include, without limitation, the following:

- the size, timing and terms of sales and orders, including large customer orders, such as the recent significant orders at PowerSecure, and the effects of customers delaying, deferring or canceling purchase orders or making smaller purchases than expected;
- the effects of hurricanes and other weather conditions on the needs and demand requirements of our customers;
- our ability to obtain adequate supplies of key components and materials for our products on a timely and cost-effective basis;
- our ability to implement our business plans and strategies and the timing of such implementation;
- the pace of development of our new businesses, including the new PowerSecure businesses, and the growth of their markets;
- the timing, pricing and market acceptance of our new products and services such as Metretek Florida's new telemetry offerings;
- changes in our pricing policies and those of our competitors;
- variations in the length of our product and service implementation process;
- changes in the mix of products and services having differing margins;
- changes in the mix of international and domestic revenues;
- the life cycles of our products and services;
- budgeting cycles of utilities and other major customers;
- general economic and political conditions;
- the resolution of pending and any future litigation and claims;
- economic conditions in the energy industry, especially in the natural gas and electricity sectors;
- the effects of governmental regulations and regulatory changes in our markets;
- changes in the prices charged by our suppliers;
- our ability to make and obtain the expected benefits from acquisitions of technology or businesses, and the costs related to such acquisitions;
- changes in our operating expenses; and
- the development and maintenance of business relationships with strategic partners.

Because we have little or no control over most of these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations.

Our revenues and other operating results are heavily dependant upon the volume and timing of customer orders and payments and the date of product delivery. The timing of large individual sales is difficult for us to predict. Because our operating expenses are based on anticipated revenues and because a high percentage of these are relatively fixed, a shortfall or delay in recognizing revenue could cause our operating results to vary significantly from quarter-to-quarter and could result in significant operating losses in any particular quarter. If our revenues fall below our expectations in any particular quarter, we may not be able to reduce our expenses rapidly in response to the shortfall, which could result in us suffering significant operating losses in that quarter.

Due to these factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter, period-to-period or year-to-year comparisons of our results of operations as an indication of our future performance. Quarterly, period and annual comparisons of our operating results are not necessarily meaningful or indicative of future performance. It is possible that in some future periods our results of operations may fall below the expectations of public market analysts and investors, causing the trading price of our common stock to decline.

Severe, adverse weather conditions, such as hurricanes, can cause a severe disruption in the business of Southern Flow by significantly reducing the short and mid-term demand requirements of its customers.

Southern Flow's business is in large part dependent upon the business of large oil and gas producers. Severe, adverse weather conditions, such as hurricanes, can cause serious disruptions in the production activities of those customers, which in turns reduces their demand for Southern Flow's services. While such production reductions tend to be temporary and after time return to normal levels, the disruption causes Southern Flow to lose business that is generally not replaceable. This loss of business results in a loss of revenues for Southern Flow, but since Southern Flow's expenses tend to be fixed, at least in the short term, these short-term losses of revenues have a significant effect on Southern Flow's net income, and thus a material adverse impact on our revenues, financial condition and results of operations.

Because some of our business and product offerings have limited histories and their business strategies are still being developed and are unproven, limited information is available to evaluate their future prospects.

Our business strategy includes the development and expansion of new businesses and product lines from time to time, including PowerSecure's new engineering services, management consulting and energy efficiency businesses and Metretek Florida's telemetry business. Our plans and strategies with respect to these new businesses are often based on unproven models and must be developed and modified. Our future success depends in large part upon our ability to develop these new businesses so that they will generate significant revenues, profits and cash flow.

As a company developing new businesses in the rapidly evolving energy and technology markets, we face numerous risks and uncertainties which are described in this Item as well as other parts of this Report. Some of these risks relate to our ability to:

- anticipate and adapt to the changing regulatory climate for energy and technology products, services and technology;
- attract customers to our new businesses;
- anticipate and adapt to the changing energy markets and end-user preferences;
- attract, retain and motivate qualified personnel;
- respond to actions taken by our competitors;
- integrate acquired businesses, technologies, products and services;
- generate revenues, gross margins, cash flow and profits from sales of new products and services; and
- implement an effective marketing strategy to promote awareness of our new businesses, products and services.

Our business and financial results in the future will depend heavily on the market acceptance and profitability of our new businesses and these new product and service offerings lines. If we are unsuccessful in addressing these risks or in executing our business strategies, or if our business model fails or is invalid, then our business would be materially and adversely affected.

Restrictions imposed on us by the terms of our current credit facility and the class action settlement could limit how we conduct our business and our ability to raise additional capital.

The terms of our current credit facility and the class action settlement contain financial and operating covenants that place restrictions on our activities and limit the discretion of our management. These covenants place significant restrictions on our ability to:

- incur additional indebtedness;
- create liens or other encumbrances;
- issue or redeem our securities;
- make dividend payments and investments;
- amend our charter documents;
- sell or otherwise dispose of our or our subsidiaries' stock or assets;
- liquidate or dissolve;
- merge or consolidate with other companies; or
- reorganize, recapitalize or engage in a similar business transaction.

Any future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

- limited in how we conduct our business;
- unable to raise additional capital, through debt or equity financings, when needed for our operations and growth; and
- unable to compete effectively or to take advantage of new business opportunities.

If a default in our credit facility is declared and not waived or cured, then the entire indebtedness then owed under the credit facility could be accelerated, and we may not be able to repay it. In addition, if the credit facility matures and is not renewed, we may not be able to obtain successor financing on acceptable terms. The need to comply with the terms of our debt obligations may also limit our ability to obtain additional financing and our flexibility in planning for or reacting to changes in our business. If as a result of these covenants, we are unable to pursue a favorable transaction or course of action or to respond to an unfavorable event, condition or circumstance, then our business could be materially and adversely affected.

Our dependence on third party partners and suppliers, including sole source suppliers, may prevent us from delivering acceptable products or performing acceptable services on a timely basis.

We rely on single source suppliers and highly in demand parts for some of the critical components we use in our products. Our business is dependent on our ability to anticipate our needs for components and products and our suppliers' ability to deliver such components and products in time to meet critical manufacturing and installation schedules. Our business could be adversely affected, for example, if PowerSecure is unable to obtain, on a timely and cost-efficient basis, sufficient generators to meet its customers' installation schedules. In addition, our business could be adversely affected if we experience supply constraints or if we experience any other interruption or delay in the supply chain which interfere with our ability to manufacture our products or manage our inventory levels.

Our PowerSecure business is subject to many business risks, including the risk of changes in tariff structures and in environmental requirements, and if any of these risks materialize, they could materially and adversely affect PowerSecure's business as well as our financial condition and results of operations.

PowerSecure's business is dependent, in part, upon its ability to utilize distributed generation to create favorable pricing for customers based on existing tariff structures. If utility tariffs change in some regions, then PowerSecure's business would become less viable in those regions. Moreover, even if such tariffs do not change, if PowerSecure is unable to obtain the expected benefits from those tariffs, its shared savings projects, that are dependent upon such benefits, would be materially and adversely affected. Also, PowerSecure presently utilizes diesel powered generators in its systems. If regulatory requirements in its business regions are modified to either effectively ban diesel or to make diesel no longer commercially viable in those regions, then PowerSecure's business would be materially and adversely affected. While PowerSecure, in such case, would utilize its efforts to find alternative power sources, there is no assurance those alternative sources would be economically acceptable.

Some of PowerSecure's long-term turn-key contracts subject us to risks.

Some of PowerSecure's contracts for turn-key distributed generation projects have a term of many years, during which time some risks to its business may arise due to its obligations under those contracts. For example, PowerSecure is responsible for full maintenance on the generators and switchgear during the term of the contract, and the reserves it has set aside may not be sufficient to cover its maintenance obligations, and the maintenance packages is has purchased designed to cover maintenance on the generators may not be adequate. In addition, changes in circumstances that were not contemplated at the time of the contract could exposure PowerSecure to unanticipated risks or to protracted or costly dispute resolution.

We depend on sole source or limited source suppliers for some of the key components and materials in our products, which makes us susceptible to supply shortages or price increases that could adversely affect our business.

We depend on sole or limited source suppliers for key components and materials for some of our products such as generators, and if we are unable to obtain these components on a timely basis, we will not be able to deliver our products to customers. Also, we cannot guarantee that any of the parts or components that we purchase, if available at all, will be of adequate quality or that the prices we pay for these parts or components will not increase. For example, PowerSecure is dependent upon on obtaining a timely and cost-effective supply of generators for its distributed generation system, and from time to time these generators are in short supply, affecting the timing and cost of the generators. We may experience delays in production if the supply of any critical components is interrupted or reduced and we have failed to identify an alternative vendor or if there is a significant increase in the cost of such components, which could materially and adversely affect our business and operations.

We extend product warranties which could adversely affect our operating results.

We provide a standard one-year warranty for hardware product sales and distributed generation equipment. In addition, we offer extended warranty terms on our distributed generation turn-key projects as well as certain hardware products. We reserve for the estimated cost of product warranties when revenue is recognized, and we evaluate our reserve periodically by comparing our warranty repair experience by product. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our components suppliers and development of methods to remotely detect and correct failures, our warranty obligation is affected by actual product failure rates, parts and equipment costs and service labor costs incurred in correcting a product failure. In addition, our operating history in the distributed generation market is limited. If actual product failure rates, parts and equipment costs, or service labor costs exceed our estimates, our operating results could be adversely impacted.

Because we are dependent upon the utility industry for a significant portion of our revenue, continued reductions of purchases of our products and services by utilities caused by regulatory reform may materially and adversely affect our business.

We currently derive a significant portion of our revenue from sales by Metretek Florida of its products and services to the utility industry, and particularly the natural gas utility industry. A key reason that we have experienced variability of operating results on both an annual and quarterly basis has been utility purchasing patterns, including delays of purchasing decisions, as the result of mergers and acquisitions in the utility industry and potential changes to the federal and state regulatory framework within which the utility industry operates. The utility industry is generally characterized by long budgeting, purchasing and regulatory process cycles that can take up to several years to complete. Our utility customers typically issue requests for quotes and proposals, establish committees to evaluate the purchase proposals, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying a normal budget approval process within the utility. In addition, utilities may defer purchases of our products and services if the utilities reduce capital expenditures as the result of mergers and acquisitions, pending or unfavorable regulatory decisions, poor revenues due to weather conditions, rising interest rates or general economic downturns, among other factors. The natural gas utility industry has been virtually the sole market for Metretek Florida's products and services. However, over the last few years, the uncertainty in the utility industry that has resulted from the regulatory uncertainty in the current era of deregulation has caused utilities to defer even further purchases of Metretek Florida's products and services. The continuation of this uncertain regulatory climate will materially and adversely affect our revenues.

The domestic utility industry is currently the focus of regulatory reform initiatives in virtually every state. These initiatives have resulted in significant uncertainty for industry participants and raise concerns regarding assets that would not be considered for recovery through rate payer charges. This regulatory climate has caused many utilities to delay purchasing decisions that involve significant capital commitments. As a result of these purchasing decision delays, utilities have reduced their purchases of our products and services. While we expect some states will act on these regulatory reform initiatives in the near future, we cannot assure you that the current regulatory uncertainty will be resolved in the short term. In addition, new regulatory initiatives could have a material adverse effect on our business. Moreover, in part as a result of the competitive pressures in the utility industry arising from the regulatory reform process, many utilities are pursuing merger and acquisition strategies. We have experienced considerable delays in purchase decisions by utilities that have become parties to merger or acquisition transactions. Typically, capital expenditure purchase decisions are put on hold indefinitely when merger negotiations begin. If this pattern of merger and acquisition activity among utilities continues, our business may be materially and adversely affected. In addition, if any of the utilities that account for a significant portion of our revenues decide to significantly reduce their purchases of our products and services, our financial condition and results of operations may be materially and adversely affected.

Many of our products and services experience long and variable sales cycles, which could have a negative impact on our results of operations for any given quarter or year.

Our products and services are often used by our customers to address critical business needs. Customers generally consider a wide range of issues before making a decision to purchase our products and services. In addition, the purchase of some of our products and services involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products and approval at a number of management levels within a customer's organization. Our sales cycle may vary based on the industry in which the potential customer operates and is difficult to predict for any particular transaction. The length and variability of our sales cycle makes it difficult to predict whether particular sales will be concluded in any given quarter. While our customers are evaluating our products and services before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

If we are unable to develop new and enhanced products and services that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed.

Our future success will depend on our ability to develop new and enhanced products and services that achieve market acceptance in a timely and cost-effective manner. The development of technology is often complex, and we occasionally have experienced delays in completing the development and introduction of new products and services and enhancements thereof. Successful development and market acceptance of our products and services depends on a number of factors, including:

- the changing requirements of customers;
- the accurate prediction of market requirements;
- the timely completion and introduction of new products and services;
- the quality, price and performance of new products and services;
- the availability, quality, price and performance of competing products, services and technologies;
- our customer service and support capabilities and responsiveness;
- the successful development of our relationships with existing and potential customers; and
- changes in technology, industry standards or end-user preferences.

We cannot provide assurance that products and services that we have recently developed or may develop in the future will achieve market acceptance. If our new products and services fail to achieve market acceptance, or if we fail to develop new or enhanced products and services that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

Rapid technological changes may prevent us from remaining current with our technological resources and maintaining competitive product and service offerings.

The markets in which our businesses operate are characterized by rapid technological change, frequent introductions of new and enhanced products and services, evolving industry standards and changes in customer needs. Significant technological changes could render our existing and planned new products, services and technology obsolete. Our future success will depend, in large part, upon our ability to:

- effectively use and develop leading technologies;
- continue to develop our technical expertise;
- enhance our current products and services;
- develop new products and services that meet changing customer needs; and
- respond to emerging industry standards and technological changes in a cost-effective manner.

If we are unable to successfully respond to these developments or if we do not respond to them in a cost-effective manner, then our business will be materially and adversely affected. We cannot assure you that we will be successful in responding to changing technology or market needs. In addition, products, services and technologies developed by others may render our products, services and technologies uncompetitive or obsolete.

Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our products, services and technology in a timely and cost-effective manner. We may experience financial or technical difficulties or limitations that could prevent us from introducing new or enhanced products or services. Furthermore, any of these new or enhanced products, services and technology could contain problems that are discovered after they are introduced. We may need to significantly modify the design of these products and services to correct problems. Rapidly changing technology and operating systems may impede market acceptance of our products, services and technology. Our business could be materially and adversely affected if we experience difficulties in introducing new or enhanced services and products or if these products and services are not received favorably by our customers.

Development and enhancement of our products and services will require significant additional expenses and could strain our management, financial and operational resources. The lack of market acceptance of our products or services or our inability to generate sufficient revenues from this development or enhancements to offset their costs could have a material adverse effect on our business. In the past, we have experienced delays in releasing new products and services and enhancements, and we may experience similar delays in the future. These delays or problems in the installation of implementation of our new products and services and enhancements may cause customers to forego purchases of our products and services to purchase those of our competitors.

If we are unable to continue to attract and retain key personnel, our business will be materially and adversely affected.

We believe our future success will depend in large part upon our ability to attract and retain highly qualified technical, managerial, sales, marketing, finance and operations personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain these key employees in the future. The loss of the services of any of our key personnel could have a material adverse effect on our business. Although we have entered into employment agreements with some of our executive officers, we generally do not have employment contracts with our other key employees. In addition, we do not have key person life insurance for most of our key personnel. We cannot assure you that we will be able to retain our current key personnel or that we will be able attract or retain other highly qualified personnel in the future. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and retain highly qualified personnel, our business could be materially and adversely affected.

We face intense competition in the markets for our products, services and technology, and if we cannot successfully compete in those markets, our business will be materially and adversely affected.

The markets for our products, services and technology are intensely competitive and subject to rapidly changing technology, new competing products and services, frequent performance improvements and evolving industry standards. We expect the intensity of competition to increase in the future because the growth potential and deregulatory environment of the energy market have attracted and are anticipated to continue to attract many new competitors, including new businesses as well as established businesses from different industries. Competition may also increase as a result of industry consolidation. As a result of increased competition, we may have to reduce the price of our products and services, and we may experience reduced gross margins and loss of market share, which could significantly reduce our future revenues and operating results.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing, manufacturing and other resources than we do. This may enable our competitors to respond more quickly to new or emerging technologies and changes in customer requirements or preferences and to devote greater resources to the development, promotion and sale of their products and services than we can. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, customers, strategic partners and suppliers and vendors than we can. Our competitors may develop products and services that are equal or superior to the products and services offered by us or that achieve greater market acceptance than our products do. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share or impede our ability to acquire market share in new markets. We cannot assure you that we will have the financial resources, technical expertise, portfolio of products and services or marketing and support capabilities to compete successfully in the future. Our inability to compete successfully or to timely respond to market demands or changes would have a material adverse effect on our business, conditions and results of operations.

Downturns in general economic and market conditions could materially and adversely affect our business.

There is potential for a downturn in general economic and market conditions. In recent years, some segments of the economy, including the technology industry in particular, have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Moreover, there is increasing uncertainty in the energy and technology markets attributed to many factors, including international terrorism and strife, global economic conditions and strong competitive forces. Our future results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions and other factors affecting capital spending may affect the timing of orders from major customers. An economic downturn coupled with a decline in our revenues could adversely affect our ability meet our capital requirement, support our working capital requirements and growth objectives, maintain our existing financing arrangements, or otherwise adversely affect our business, financial condition and results of operations. As a result, any economic downturns in general or in our markets, particularly those affecting industrial and commercial users of natural gas and electricity, would have a material adverse effect on our business, cash flows, financial condition and results of operations.

If we fail to effectively manage our future growth, our ability to market and sell our products and services and to develop new products and services may be adversely affected.

We must plan and manage our growth effectively in order to offer our products and services and achieve revenue growth and profitability in a rapidly evolving market. Our future growth will place a significant strain on our management systems and resources. If we are not able to effectively manage our growth in the future, our business may be materially and adversely affected.

Changes in our product mix could materially and adversely affect our business.

The margins on our revenues from some of our product and service offerings is higher than the margins on some of our other product and service offerings. In addition, we cannot currently accurately estimate the margins of some of our new and developing products and services due to their limited operating history. Our new products and services may have lower margins than our current products and services. If in the future we derive a proportionately greater percentage of our revenues from lower margin products and services, then our overall margins on our total revenues will decrease and, accordingly, will result in lower net income, or higher net losses, and less cash flow on the same amount of revenues.

Our management of MM 1995-2, a private program, presents risks to us.

MGT is our subsidiary that manages and holds a minority ownership interest in MM 1995-2, a private program that owns and operates four oil and gas production water disposal facilities. While MGT does not intend to form any new private programs, it may from time to time increase its economic interest in the program or initiate or manage actions intended to expand the program's assets or activities. This program was financed by a private placement of equity interests raising capital to acquire the assets and business operated by the program. Our management of this program presents risks to us, including:

- lawsuits by investors in this program who become dissatisfied with the results of the program;
- material adverse changes in the business, results of operations and financial condition of the program due to events, conditions and factors outside of our control, such as general and local conditions affecting the oil and gas market generally and the revenues of the program specifically;
- risks inherent in managing a program and taking significant actions that affect its investors;
- changes in the regulatory environment relating to the program;
- reliance upon significant suppliers and customers by the program;
- hazards of oil production water disposal facilities, including environmental hazards; and
- changes in technology.

If any of these risks materialize and we are unsuccessful in addressing these risks, our financial condition and results of operations could be materially and adversely affected.

Our international sales activities are subject to many risks and uncertainties that could adversely affect our operating results if they materialize.

We market and sell some of our products and services in international markets. While our sales into international markets have declined in recent years, generating only approximately 1% of our consolidated revenues in fiscal 2005, 2% in fiscal 2004 and 3% in fiscal 2003, one component of our strategy for future growth involves the expansion of our products and services into new international markets and the expansion of our marketing efforts in our current international markets. This expansion will require significant management attention and financial resources to establish additional offices, hire additional personnel, localize and market products and services in foreign markets and develop relationships with international service providers. However, we have only limited experience in international operations, including in developing localized versions of our products and services and in developing relationships with international service providers. We cannot provide any assurance that we will be successful in expanding our international operations, or that revenues from international operations will be sufficient to offset these additional costs. If revenues from international operations are not adequate to offset the additional expense from expanding these international operations, our business could be materially and adversely affected.

We are exposed to several risks inherent in conducting business on an international level that could result in increased expenses, or could limit our ability to generate revenues, including:

- difficulties in collecting international accounts receivable and longer collection periods;
- the impact of local economic conditions and practices;
- difficulties in staffing and managing foreign operations;
- difficulties in complying with foreign regulatory and commercial requirements;
- increased costs associated with maintaining international marketing efforts;
- fluctuations in currency exchange rates;
- potential adverse tax consequences;
- adverse changes in applicable laws and regulatory requirements;
- import and export restrictions;

- export controls relating to technology;
- tariffs and other trade barriers;
- political and economic instability;
- reduced protection for intellectual property rights;
- cultural and language difficulties;
- the potential exchange and repatriation of foreign earnings; and
- the localization and translation of products and services.

Our success in expanding our international sales activities will depend in large part on our ability to anticipate and effectively manage these and other risks, many of which are outside of our control. Any of these risks could materially and adversely affect our international operations and, consequently, our operating results. We cannot provide any assurance that we will be able to successfully market, sell and deliver our products and services in foreign markets.

We may be unable to acquire other businesses, technology or companies, or to form strategic alliances and relationships, or to successfully realize the benefits of any acquisition or alliance.

In the past, we have grown by acquiring complimentary businesses, technologies, services and products and entering into strategic alliances and relationships with complimentary businesses. We evaluate potential acquisition opportunities from time to time, including those that could be material in size and scope. As part of our growth strategy, we intend to continue to evaluate potential acquisitions, investment opportunities and strategic alliances on an ongoing basis as they present themselves to facilitate our ability to enhance our existing products, services and technology, and to introduce new products, services and technology, on a timely basis. However, we do not know if we will be able to identify any future opportunities that we believe will be beneficial for us. Even if we are able to identify an appropriate acquisition opportunity, we may not be able to successfully finance the acquisition. If we are unable to identify, finance or obtain the benefits of future acquisitions and alliances, our growth may be impaired and our business may be adversely affected.

Any future acquisition involves risks commonly encountered in business relationships, including:

- difficulties in assimilating and integrating the operations, personnel, technologies, products and services of the acquired business;
- the technologies, products or businesses that we acquire may not achieve expected levels of revenue, profitability, benefits or productivity;
- difficulties in retaining, training, motivating and integrating key personnel;
- diversion of management's time and resources away from our normal daily operations;
- difficulties in successfully incorporating licensed or acquired technology and rights into our product and service offerings;
- difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
- difficulties in retaining relationships with customers, employees and suppliers of the acquired company;
- risks of entering markets in which we have no or limited direct prior experience;
- potential disruptions of our ongoing businesses; and
- unexpected costs and unknown liabilities associated with the acquisitions.

For these reasons, future acquisitions could materially and adversely affect our existing businesses. Moreover, we cannot predict the accounting treatment of any acquisition, in part because we cannot be certain whether current accounting regulations, conventions or interpretations will prevail in the future.

In addition, to finance any future acquisitions, it may be necessary for us to incur additional indebtedness or raise additional funds through public or private financings. These financings may not be available to us at all, or if available may not be available on terms satisfactory to us or to those whose consents are required for such financings. Available equity or debt financings may materially and adversely affect our business and operations and, in the case of equity financings, may significantly dilute the percentage ownership interests of our stockholders.

We cannot assure you that we will make any additional acquisitions or that any acquisitions, if made, will be successful, will assist us in the accomplishment of our business strategy, or will generate sufficient revenues to offset the associated costs and other adverse effects or will otherwise result in us receiving the intended benefits of the acquisition. In addition, we cannot assure you that any acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services, or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

If we fail to adequately protect our intellectual property rights, we could lose important proprietary technology, which could materially and adversely affect our business.

Our success and ability to compete depends, in substantial part, upon our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our products, services and technology from those of our competitors. The unauthorized use of our intellectual property rights and proprietary technologies by others could materially harm our business. We rely primarily on a combination of copyright, trademark and trade secret laws, along with confidentiality agreements, contractual provisions and licensing arrangements, to establish and protect our intellectual property rights. Although we hold copyrights and trademarks in our business, and we have applied for a patent and the registration of a number of new trademarks and service marks and intend to introduce new trademarks and service marks, we believe that the success of our business depends more upon our proprietary technology, information, processes and know-how than on patents or trademark registrations. In addition, much of our proprietary information and technology may not be patentable. We may not be successful in obtaining any patents or in registering new marks.

Despite our efforts to protect our intellectual property rights, existing laws afford only limited protection, and our actions may be inadequate to protect our rights or to prevent others from claiming violations of their proprietary rights. Unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain, use or exploit aspects of our products and services, develop similar technology independently, or otherwise obtain and use information that we regard as proprietary. We cannot assure you that our competitors will not independently develop technology similar or superior to our technology or design around our intellectual property. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as the laws of the United States.

We may need to resort to litigation to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of other companies' proprietary rights in the future. However, litigation could result in significant costs or in the diversion of management and financial resources. We cannot assure you that any such litigation will be successful or that we will prevail over counterclaims against us. Our failure to protect any of our important intellectual property rights or any litigation that we resort to in order to enforce those rights could materially and adversely affect our business.

If we face claims of intellectual property infringement by third parties, we could encounter expensive litigation, be liable for significant damages or incur restrictions on our ability to sell our products and services.

Although we are not aware of any present infringement of our products or technologies on the intellectual property rights of others, we cannot be certain that our products, services and technologies do not or in the future will not infringe on the valid intellectual property rights held by third parties. In addition, we cannot assure you that third parties will not claim that we have infringed their intellectual property rights. We may incur substantial expenses in litigation defending against any third party infringement claims, regardless of their merit. Successful infringement claims against us could result in substantial monetary liability, require us to enter into royalty or licensing arrangements, or otherwise materially disrupt the conduct of our business. In addition, even if we prevail on these claims, this litigation could be time-consuming and expensive to defend or settle, and could result in the diversion of our time and attention, which could materially and adversely affect our business.

In recent years, there has been a significant amount of litigation in the United States involving patents and other intellectual property rights. In the future, we may be a party to litigation as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products and services that use the infringed intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or
- redesign the products and services that use the technology.

If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

We face some risks that are inherent in natural gas and electrical operations.

Some of our operations are subject to the hazards and risks inherent in the servicing and operation of natural gas assets, including encountering unexpected pressures, explosions, fire, natural disasters, blowouts, cratering and pipeline ruptures, as well as in the manufacture, sale and operation of electrical equipment such as PowerSecure's distributed generation system, including electrical shocks, which hazards and risks could result in personal injuries, loss of life, environmental damage and other damage to our properties and the properties of others. These operations involve numerous financial, business, regulatory, environmental, operating and legal risks. Damages occurring as a result of these risks may give rise to product liability claims against us. Losses due to risks and uncertainties could occur for uninsurable or uninsured risks or could exceed our insurance coverage of up to $6 million coverage per occurrence and $7 million annual aggregate coverage. Therefore, the occurrence of a significant adverse effect that is not fully covered by insurance could have a material and adverse effect on our business. In addition, we cannot assure you that we will be able to maintain adequate insurance in the future at reasonable rates.

We could become subject to burdensome government regulation that affects our ability to offer our products and services or that affects demand for our products and services.

Our business operations are subject to varying degrees of federal, state, local and foreign laws and regulations. Regulatory agencies may impose special requirements for implementation and operation of our products, services or technologies that may significantly impact or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant laws, regulations and requirements may be adopted or imposed in the future. Furthermore, some of our customers must comply with numerous laws and regulations. The modification or adoption of future laws and regulations could adversely affect our business and our ability to continually modify or alter our methods of operations at reasonable costs. We cannot provide any assurances that we will be able, for financial or other reasons, to comply with all applicable laws and regulations. If we fail to comply with these laws and regulations, we could become subject to substantial penalties which could materially and adversely affect our business.

Our business could suffer if we cannot maintain and expand our current strategic alliances and develop new alliances.

One element of our business strategy is the development of corporate relationships such as strategic alliances with other companies to provide products and services to existing and new markets and to develop new products and services and enhancements to existing products and services. We believe that our success in the future in penetrating new markets will depend in large part on our ability to maintain these relationships and to cultivate additional or alternative relationships. However, we cannot assure you that we will be able to develop new corporate relationships, or that these relationships will be successful in achieving their purposes. Our failure to continue our existing corporate relationships and develop new relationships could materially and adversely affect our business.

Terrorist activities and resulting military and other actions could adversely affect our business.

The terrorist attacks on September 11, 2001 disrupted commerce throughout the world. In response to such attacks, the U.S. is actively using military force to pursue those behind these attacks and initiating broader actions against global terrorism. The continued threat of terrorism throughout the world, the escalation of military action, and heightened security measures in response to such threats may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in reductions in capital expenditures or spending on technology, longer sales cycles, deferral or delay of customer orders, or an inability to effectively market our products or services, our business and results of operations could be materially and adversely affected.

Changes in laws, regulations and financial accounting standards could cause us to incur increased costs and expenses, materially and adversely affecting our business and our reported results of operations.

Recently enacted changes in the laws and regulations affecting public companies, especially those pertaining to corporate governance and public disclosure such as the Sarbanes-Oxley Act of 2002 and related SEC regulations, have caused us to incur increased costs of compliance and have resulted in changes in accounting standards or accepted practices within our industry. New laws, regulations and accounting standards, as well as the questioning of, or changes to, currently accepted accounting practices may increase our costs and thus adversely affect our reported financial results, which could have an adverse effect on our stock price. New laws, rules and regulations could also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, forcing us to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as our executive officers.

Changes in accounting rules for stock-based compensation may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

We have a history of using employee stock options and other stock-based compensation to hire, motivate and retain our employees. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment," which has required us, since January 1, 2006, to measure compensation costs for all stock-based compensation, including stock options, at fair value and to recognize these costs as expenses in our statements of income. The recognition of these expenses in our statements of income will have a negative effect on our earnings per share, which could negatively impact our future stock price. In addition, if we reduce or alter our use of stock-based compensation to minimize the recognition of these expenses, our ability to recruit, motivate and retain employees may be impaired, which could put us at a competitive disadvantage in the employee marketplace.

There is no assurance that we will be able to implement, in a timely manner, the internal controls procedures necessary to allow our management to report on the effectiveness of our internal controls.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we may be required to furnish an internal controls report of management's assessment of the effectiveness of our internal controls as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, based on the recent trading price of our common stock. Our independent registered public accounting firm will then be required to attest to, and report on, our assessment. In order to issue our report, our management must document both the design of our internal controls and the testing processes that support management's evaluation and conclusion. Our management has begun the necessary processes and procedures for issuing its report on our internal controls. However, there can be no assurance that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that management will be able to report that our internal control over financial reporting is effective.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease our principal executive offices, which consist of 2,925 square feet located in Denver, Colorado. This lease has a monthly rental obligation of $3,778, including operating costs, and expires December 31, 2009, with an option to cancel the lease on December 31, 2007.

Southern Flow leases office facilities in the following locations: Lafayette, Belle Chasse and Shreveport, Louisiana; Jackson, Mississippi; Houston and Victoria, Texas; Tulsa, Oklahoma; and Aztec, New Mexico. These offices have an aggregate of approximately 64,000 square feet, total monthly rental obligations of approximately

$33,000 and terms expiring at various dates through 2008. In addition, Southern Flow owns and occupies an 8,600 square foot office building in Dallas, Texas, which was subject to a mortgage described in the notes to our consolidated financial statements included elsewhere in this Report.

Until March 1, 2006, PowerSecure leased three facilities, located in Wilmington and Wake Forest, North Carolina, consisting of 12,805 square feet in the aggregate. The leases on these facilities had a monthly rental obligation of $12,503 and expire during 2006. Commencing March 1, 2006, PowerSecure's principal business offices relocated to a new facility located in Wake Forest, consisting of 23,440 square feet in the aggregate. The lease on this facility has a monthly rental obligation of $21,969, increasing by 3% annually through its expiration on December 31, 2015. The new leased facility replaces two facilities located in Wake Forest consisting of 12,650 square feet in the aggregate.

Metretek Florida leases its principal business offices, which are located in Melbourne, Florida and consist of 5,950 square feet. The lease has a monthly rental obligation of $4,730 that increases 5% annually through its expiration on May 31, 2008.

We believe our facilities are suitable and adequate to meet our current and anticipated needs, although PowerSecure's recent growth may require it to obtain additional space in future years. We continually monitor our facilities requirements, and we believe that any additional space needed in the future will be available on commercially reasonable terms.

Item 3. Legal Proceedings

In July 2004, we obtained final approval of the settlement (the "Heins Settlement") of the class action lawsuit (the "Class Action") filed in January 2001 by Douglas W. Heins (the "Class Action Plaintiff"), individually and on behalf of a class of other persons similarly situated (the "Class") in the District Court for the City and County of Denver, Colorado (the "Denver Court") against us, Marcum Midstream 1997-1 Business Trust (the "1997 Trust"), Marcum Midstream-Farstad, LLC, MGT, Marcum Capital Resources, Inc., W. Phillip Marcum, Richard M. Wanger and Daniel J. Packard (the foregoing, collectively, the "Metretek Defendants"), and against Farstad Gas & Oil, LLC, Farstad Oil, Inc. and Jeff Farstad (collectively, the "Farstad Defendants"). The 1997 Trust was an energy program of which MGT, the managing trustee, and Messrs. Marcum, Wanger, Packard and Farstad are or were the active trustees. The Class Action alleged that the Metretek Defendants and the Farstad Defendants (collectively, the "Class Action Defendants"), either directly or as "controlling persons", violated certain provisions of the Colorado Securities Act in connection with the sale of interests in the 1997 Trust.

On March 27, 2003, we, along with the Class Action Plaintiff, filed a Stipulation of Settlement, which contains the terms and conditions of a proposed settlement intended to fully resolve all claims by the Class Action Plaintiff against us and the other Metretek Defendants in the Class Action. On March 2, 2004, we and the Class Action Plaintiff filed a revised Stipulation of Settlement (as revised, the "Heins Stipulation"), which revises certain terms of the settlement (as revised, the "Heins Settlement"). The Heins Settlement was granted final approval by the Denver Court on June 11, 2004 and became effective on July 26, 2004.

The Heins Settlement created a settlement fund (the "Heins Settlement Fund") for the benefit of the Class. A total of $2,375,000 in proceeds of our directors' and officers' insurance policy (the "Policy") was used in the Heins Settlement. Pursuant to the Heins Settlement, we paid $375,000 and on June 30, 2004 we issued a note payable to the Heins Settlement Fund in the amount of $3.0 million (the "Heins Settlement Note") and commenced payments under the Heins Settlement Note. The Heins Settlement Note bears interest at the rate of prime plus three percent, is payable in 16 quarterly installments of $187,500 principal plus accrued interest each, and is guaranteed by the 1997 Trust and our subsidiaries.

Under the Heins Settlement, we are required to obtain the consent of the Class's lead counsel before we can sell any shares of stock of Southern Flow, Metretek Florida or PowerSecure, although such consent is not required if we make a prepayment of at least $1 million on the Heins Settlement Note with the proceeds of any such sale of subsidiary stock.

The Heins Settlement fully and finally released all claims between the Class and us and the other Metretek Defendants. Under the Heins Settlement, the Class also released Jeff Farstad from claims by the Class against him by reason of his status as a trustee of the 1997 Trust. However, the Heins Settlement did not release our claims against him or any claims by either the Class or us against any other Farstad Defendants, or any claims by any of the Farstad Defendants against the Metretek Defendants, which claims are still pending. In addition, the Heins

Stipulation did not release any claims against the brokerage firms involved with the offering of the 1997 Trust's securities that are unique to a particular Class member.

We are vigorously pursuing cross-claims and third party claims ("Other Party Claims"), including claims against the Farstad Defendants and against attorneys, consultants and a brokerage firm (the "Other Parties") involved in the transactions underlying the claims in the Class Action, seeking recovery of damages and contribution, among other things, from the Other Parties. Some of the Other Parties have asserted counterclaims against us, which we are aggressively defending. Out of any net recovery from the resolution of any of these claims, which is calculated by deducting our litigation expenses and any counterclaims against us that result in a recovery by Other Parties related to the Other Parties' liability to the Class (but is calculated without deducting any other counterclaims successfully asserted against us by the Other Parties), 50% would be allocated to offset our obligations under the Heins Settlement Note, and the remaining 50% would be allocated to the Heins Settlement Fund as additional settlement funds.

A trial on all remaining claims is currently set for August 2007. We cannot provide any assurance that we will be successful on any of the Other Party Claims or that we will prevail on the counterclaims brought against us by the Other Parties.

On March 14, 2006, we received a letter from the Market Regulation Department of the National Association of Securities Dealers ("NASD"), on behalf of the American Stock Exchange, advising us that it is conducting a review of trading activity in our common stock from November 2005 until the present. The NASD has requested various documents and information in connection with our announcements, contracts and orders during that time period. We are cooperating fully with this review, which we understand is a routine inquiry, and are providing to the NASD the documentation that confirms all such contracts and orders supporting our announcements. The NASD letter states that its inquiry should not be construed as an indication that the NASD has determined that any violations of American Stock Exchange rules or federal securities laws have occurred, or a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities. While we believe we have complied with all applicable laws, rules and regulations in the reviewed activity, we cannot provide any assurance of the outcome of this inquiry.

From time to time, we hire employees that are subject to restrictive covenants, such as non-competition agreements with their former employers. We comply, and require our employees to comply, with the terms of all known restrictive covenants. However, we have in the past and may in the future receive claims and demands by some former employers alleging actual or potential violations of these restrictive covenants. While we do not believe any pending claims have merit, we cannot provide any assurance of the outcome of these claims.

From time to time, we are involved in other claims, proceedings and legal actions arising in the ordinary course of business. We intend to vigorously defend all claims against us. Although the ultimate outcome of these matters cannot be accurately predicted due to the inherent uncertainty of litigation, in the opinion of management, based upon current information, no other currently pending or overtly threatened dispute is expected to have a material adverse effect on our business, financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Since August 10, 2005, our Common Stock has been listed and traded on the American Stock Exchange under the symbol "MEK". From October 15, 2002 through August 9, 2005, our Common Stock was traded over-the-counter on the OTC Bulletin Board under the symbol "MTEK".

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our Common Stock, as reported on the American Stock Exchange and the OTC Bulletin Board, for the applicable periods. Quotations for trades on the OTC Bulletin Board related inter-dealer prices without adjustment for retail mark-ups, mark-downs or commissions and consequently do not necessarily reflect actual transactions.

	High	Low
Year Ended December 31, 2004:		
First Quarter	$3.70	$1.35
Second Quarter	4.17	2.45
Third Quarter	2.50	1.16
Fourth Quarter	2.50	1.65
Year Ended December 31, 2005:		
First Quarter	$3.16	$2.20
Second Quarter	2.90	2.25
Third Quarter	5.00	2.95
Fourth Quarter	9.35	3.70

On March 3, 2006, the last sale price of our Common Stock as reported on the American Stock Exchange was $17.60.

Holders

As of March 3, 2006, there were 338 holders of record of our Common Stock. Because many of the shares of our Common Stock are held by brokers and other institutions on behalf of the beneficial owners, we are unable to precisely determine the total number of stockholders represented by these record holders, but we estimate, based upon available information, that there are at least 3,000 beneficial owners of our Common Stock.

Dividends

We have never declared or paid any cash dividends on our Common Stock, and we do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the development, operation and growth of our business and for the servicing and repayment of indebtedness. As a holding company with no independent operations, our ability to pay dividends is dependant upon the receipt of dividends or other payments from our subsidiaries. The terms of our credit facility limit our ability to pay dividends by prohibiting the payment of dividends by Southern Flow, Metretek Florida or PowerSecure without the consent of the lender. Future dividends, if any, will be determined by our Board of Directors, based upon our earnings, financial condition, capital resources, capital requirements, charter restrictions, contractual restrictions and such other factors as our Board of Directors deems relevant.

Equity Compensation Plans

Information concerning securities authorized for issuance under our equity compensation plans is included in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. Selected Financial Data

The following selected consolidated financial data has been derived from our audited consolidated financial statements. This information is not necessarily indicative of results of our future operations, and should be read in conjunction with our audited consolidated financial statements and the notes thereto and with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report.

Consolidated Statement of Operations Data:	Year Ended December 31, 2005	2004	2003	2002	2001
	(In thousands, except per share amounts)				
Total revenues	$ 47,253	$ 35,177	$ 36,474	$ 26,453	$ 29,326
Costs and expenses					
Cost of sales and services	32,750	23,897	25,687	17,938	21,322
General and administrative	8,821	6,835	6,105	5,710	5,641
Selling, marketing and service	2,595	2,112	1,601	1,555	1,360
Depreciation and amortization (1)	564	579	515	576	1,418
Research and development	713	667	627	552	797
Interest, finance charges and other	609	480	285	205	154
Provision for litigation costs, net	-	-	-	1,764	-
Nonrecurring charges	-	-	-	182	-
Total costs and expenses	46,052	34,570	34,820	28,482	30,692
Income (loss) from continuing operations before equity income minority interest and taxes	1,201	607	1,654	(2,029)	(1,366)
Equity income in unconsolidated affiliate	1,690	1,254	469	211	16
Minority interest	(211)	(238)	(207)	-	-
Income taxes	(46)	(48)	(57)	(46)	(35)
Income (loss) from continuing operations	2,634	1,575	1,859	(1,864)	(1,385)
Discontinued Operations (2):					
Loss on disposal	(300)	(3,356)	-	-	-
Loss from operations	-	(1,463)	(980)	(1,518)	-
Loss on discontinued operations	(300)	(4,819)	(980)	(1,518)	-
Net income (loss)	$ 2,334	$ (3,244)	$ 879	$ (3,382)	$ (1,385)
Per Share Amounts (3):					
Income (loss) from continuing operations:					
Basic	$ 0.21	$ 0.03	$ 0.11	$ (0.45)	$ (0.36)
Diluted	$ 0.20	$ 0.03	$ 0.11	$ (0.45)	$ (0.36)
Net income (loss):					
Basic	$ 0.19	$ (0.47)	$ (0.06)	$ (0.70)	$ (0.36)
Diluted	$ 0.18	$ (0.45)	$ (0.06)	$ (0.70)	$ (0.36)
Weighted average common shares outstanding:					
Basic	12,287	9,531	6,043	6,077	6,031
Diluted	13,361	10,036	6,051	6,077	6,031

Consolidated Balance Sheet Data:	December 31, 2005	2004	2003	2002	2001
			(In thousands)		
Cash and cash equivalents	$ 2,188	$ 2,951	$ 2,102	$ 885	$ 696
Working capital	4,911	5,117	5,964	4,097	3,596
Total assets	33,319	30,211	23,327	19,199	20,294
Long-term notes payable	3,594	6,075	5,227	4,691	1,268
Redeemable preferred stock			9,422	8,532	7,680
Total stockholders' equity	16,230	12,917	1,169	1,165	5,358

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(1) Depreciation and amortization amount for fiscal 2001 included goodwill amortization of $675,000. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which required us to discontinue the amortization of goodwill.

(2) During fiscal 2004, our Board of Directors approved a plan to discontinue the business of MCM and sell all of its manufacturing assets. The operations of the discontinued MCM disposal group have been reclassified to discontinued operations for all periods presented. In addition, certain other amounts prior to fiscal 2005 have been reclassified to conform to fiscal 2005 presentation. Such reclassifications had no impact on our net income (loss) or stockholders' equity.

(3) Per share amounts presented for fiscal 2001 through fiscal 2004 include the effects of preferred stock deemed distributions. Per share amounts for fiscal 2003 include the effects of allocation of earnings to participating preferred stock as required by the provision of EITF 03-06.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated results of operations for the years ended December 31, 2005 ("fiscal 2005"), December 31, 2004 ("fiscal 2004") and December 31, 2003 ("fiscal 2003") and of our consolidated financial condition as of December 31, 2005 and 2004 should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Report.

The discussion in this Item, as well as in other Items in this Report, contains forward-looking statements within the meaning of and made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical facts, including statements that refer to plans, intentions, objectives, goals, strategies, hopes, beliefs, projections and expectations or other characterizations of future events or performance, and assumptions underlying the foregoing. See "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this Report. Forward-looking statements are not guarantees of future performance or events, but are subject to and qualified by known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed, anticipated or implied by such forward-looking statements, including those risks, uncertainties and other factors described below in "Item 1A. Risk Factors," as well as other risks, uncertainties and factors discussed elsewhere in this Report, in documents that we include as exhibits to or incorporate by reference in this Report, and in other reports and documents that we from time to time file with or furnish to the SEC. You are cautioned not to place undue reliance on any forward-looking statements, any of which could turn out to be wrong. Any forward-looking statements made in this Report speak only as of the date of this Report.

Overview

We are a diversified provider of energy technology products, services and data management systems primarily to industrial and commercial users and suppliers of natural gas and electricity. As a holding company, we conduct our operations and derive our revenues through our three operating subsidiaries, each of which operates a separate business:

- PowerSecure, which designs, sells and manages distributed generation systems;

- Southern Flow, which provides natural gas measurement services; and

- Metretek Florida, which designs, manufactures and sells data collection and energy measurement monitoring systems.

Metretek Florida had also provided contract manufacturing services through its MCM subsidiary. These contract manufacturing services were discontinued during fiscal 2004, and the contract manufacturing business and most of its assets were sold in December 2004. Operations of the contract manufacturing business prior to fiscal 2005 have been reclassified to discontinued operations in our consolidated financials statements for all periods presented.

In addition to these operating subsidiaries, we own an approximate 27% economic interest in an unconsolidated business, MM 1995-2, through our subsidiary MGT. MGT acquired additional equity interests in MM 1995-2 during 2004 and 2005, increasing its economic interest in MM 1995-2 from 15% to 27%. As a result of these acquisitions, the equity income from MM 1995-2 is becoming a more significant part of our consolidated results, contributing $1,690,000 to our income from continuing operations during fiscal 2005, a substantial increase from $1,254,000 in fiscal 2004 and $469,000 in fiscal 2003.

We commenced operations in 1991 as an energy services holding company, owning subsidiaries with businesses designed to exploit service opportunities primarily in the natural gas industry. Since then, our business has evolved and expanded through acquisitions and developments of companies, businesses and product lines that have allowed us to reach not only a broader portion of the energy market, including the electricity market, but also markets outside of the energy field. In recent years, we have focused our efforts on growing our businesses by offering new and enhanced products, services and technologies and by entering new markets, within a framework emphasizing the goal of achieving profitable operations on a sustained basis.

During fiscal 2005, PowerSecure continued to experience significant growth in its distributed generation operations, expanding its customer base, utility partnerships and geographic markets. In addition, during the second half of fiscal 2005, PowerSecure added two new business units, UtilityEngineering and PowerServices, to its operating segment and in January 2006, it announced a third addition to its operations, EnergyLite. PowerServices provides rate analysis and other similar consulting services to PowerSecure's utility, commercial and industrial customers. UtilityEngineering provides fee-based, technical engineering services to PowerSecure's utility partners and customers. EnergyLite assists customers in reducing their use of energy through investments in more energy-efficient technologies. Each business unit operates in a distinct market with distinct technical disciplines, but shares a common customer base which PowerSecure intends to service and grow through shared resources and customer leads. Accordingly, these new units, which did not have a significant effect on PowerSecure's fiscal 2005 revenues, will be included within PowerSecure's segment results in future periods. These units are intended to increase PowerSecure's future growth opportunities beyond its core distributed generation business.

Southern Flow's business in the second half of fiscal 2005 was adversely affected by Hurricanes Katrina and Rita. Due to the location of the production assets of many of its key customers, these hurricanes caused substantial disruptions to the operations of certain customer assets commencing in late August 2005 and reduced Southern Flow's opportunities to provide services related the affected assets until repairs are made and operations restored. As a result, some of Southern Flow's recurring services to its Gulf Coast customers were curtailed during the recovery period. The adverse effects of lost recurring revenue were mitigated somewhat by an increase in the sale of equipment to repair the affected assets of Southern Flow's customers. During the first quarter of 2006, Southern Flow's Gulf Coast operations have returned to normal levels. We estimate that Southern Flow's fiscal 2005 revenues and segment profit were reduced by approximately $500,000 as a result of the effects of Hurricanes Katrina and Rita. Despite the business Southern Flow lost due to the effects of the hurricanes and the effects of the ongoing costs it incurred, Southern Flow still managed to grow its revenues by 4% in fiscal 2005 over fiscal 2004.

During fiscal 2005, Metretek Florida continued its efforts to generate incremental sales from certain new markets into which it has recently introduced telemetry products. During the third quarter of 2004, our Board of Directors approved a plan to discontinue the contract manufacturing business operated by MCM and to sell or otherwise dispose of all of the related contract manufacturing assets. Contract manufacturing operations had previously been included in our Metretek Florida operating segment. We made our determination to exit the contract manufacturing business as the result of recent unacceptable losses in that business that adversely affected our consolidated financial results as well as industry and market factors and projections of our contract manufacturing operations that were not favorable in the foreseeable future. The discontinuance of contract manufacturing operations was intended to allow Metretek Florida to focus on its telemetry and AMR business lines, including the operations related to its new InvisiConnect™ technology. Overall in fiscal 2005, Metretek Florida experienced a small reduction in revenues and gross profit compared to fiscal 2004.

During fiscal 2005, our consolidated revenues rose to $47,253,000, an increase of $12,076,000, or 34%, over our fiscal 2004 consolidated revenues. This increase was almost entirely fueled by the $11,570,00, or 62%, increase in revenues at PowerSecure over fiscal 2004. The remainder of the increase in our consolidated revenues in fiscal 2005 was the net effect of the $548,000 increase in revenues at Southern Flow, offset by the slight $70,000 decrease in revenues at Metretek Florida. Our total segment profits on a consolidated basis in fiscal 2005 rose by $594,000 over fiscal 2004. The increase was the net result of the increase in segment profits at PowerSecure of $1,297,000, as partially offset by a decline in profitability at each of our other segments.

The substantial increase in fiscal 2005 revenues and segment profitability experienced by PowerSecure was principally due to a substantial increase in the number of completed or in-process distributed generation projects during fiscal 2005 along with an increase in PowerSecure's shared savings projects, professional services, monitoring and other service related revenues. Southern Flow's revenues increased in fiscal 2005, despite the effects of Hurricanes Katrina and Rita, due principally to more favorable business conditions due to a higher level of natural gas prices as well as increased equipment sales. However, despite its increased revenues, Southern Flow's segment profit declined due to the adverse effects of the hurricanes. Metretek Florida's revenues and segment profitability declined in fiscal 2005 as compared to fiscal 2004 due to a decline in sales of its core market products and a lack of incremental sales of its new telemetry products, coupled with a higher level of sales and marketing expenses directed toward the development of new markets.

During fiscal 2005, we recorded income from continuing operations of $2,634,000 and a $300,000 loss from the discontinued contract manufacturing operations of Metretek Florida, resulting in consolidated net income of $2,334,000. The income from continuing operations includes the results of our three principal wholly-owned operating subsidiaries, as well as $1,690,000 of equity income from our investment in MM 1995-2, partially offset by an increase in the minority shareholders' interest in CAC LLC, our majority owned subsidiary which holds a significant portion of our equity interest in MM 1995-2. The loss on the discontinued contract manufacturing operations was due to an additional provision we recorded in the first quarter of fiscal 2005 for loss on the disposal of the remaining assets of the discontinued operations. The additional loss was required after we took possession of the assets previously disposed after the purchaser sent us a notice in May 2005 that they intended to discontinue the acquired business. We do not expect to record any further losses on the discontinued contract manufacturing business.

Our overall financial position has strengthened during fiscal 2005 and early fiscal 2006, due to the substantial improvements in the results of our continuing operations, as well as due to other corporate actions. In September 2005, we entered into a new credit agreement with First National Bank of Colorado providing for a $4.5 million revolving credit facility. The new credit facility replaced a $3.26 million revolving line of credit we had with Wells Fargo Business Credit. The new credit facility is structured in two parts: a $2.5 million facility for PowerSecure and a $2.0 million facility for Southern Flow. The obligations of PowerSecure and Southern flow, as borrowers, are secured by security agreements by Southern Flow, PowerSecure and Metretek Florida and are guaranteed by the company. The security agreements grant the lender a first priority security interest in virtually all of the assets of each party to the credit agreement. We expect to use the new credit facility primarily to fund the operations and growth of PowerSecure, as well as the operations of Southern Flow and Metretek Florida. At December 31, 2005, the aggregate borrowing base under the credit facility was $4,500,000 of which $1,314,000 had been borrowed, leaving $3,186,000 in unused credit facility availability. Overall, our long-term debt was reduced by approximately $2.4 million during fiscal 2005.

In connection with a private placement to institutional and accredited investors in May 2004, we issued warrants to purchase 1,057,000 shares of our common stock at an exercise price of $3.41 per share. During fiscal 2005, we received $514,000 from the exercise or redemption of 160,646 of the warrants issued in the private placement. On January 19, 2006, we exercised our right to call the 893,000 remaining warrants outstanding at that time. Nearly all the warrants were exercised, resulting in cash proceeds to us of approximately $1.8 million, and the issuance of approximately 700,000 shares of common stock. We intend to use the proceeds primarily to repay our highest interest-rate debt and for general corporate purposes.

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and percentage of completion, fixed price contracts, product returns, warranty obligations, bad debt, inventories, cancellations costs associated with long term commitments, investments, intangible assets, assets subject to disposal, income taxes, restructuring, service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making estimates and judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on our consolidated financial statements, and it is possible that such changes could occur in the near term.

We have identified the accounting principles which we believe are most critical to understanding our reported financial results by considering accounting policies that involve the most complex or subjective decisions or assessments. These accounting policies described below include:

- revenue recognition;
- allowance for doubtful accounts;
- inventories;
- warranty reserve;
- valuation of goodwill and other intangible assets;
- deferred tax valuation allowance;
- costs of exit or disposal activities and similar nonrecurring charges; and
- stock-based compensation

Further information about our significant accounting polices is included in note 1 of the notes to our consolidated financial statements contained elsewhere in this Report.

Revenue Recognition. We recognize equipment and product revenue, in accordance with the SEC's Staff Accounting Bulletin No. 101, when persuasive evidence of a non-cancelable arrangement exists, delivery has occurred and/or services have been rendered, the price is fixed or determinable, collectibility is reasonably assured, legal title and economic risk is transferred to the customer, and when an economic exchange has taken place. Virtually all equipment and product sales are to end users of the product, who are responsible for payment for the product. In limited circumstances, sales representatives or resellers may purchase our products for resale to end users. In such circumstances, the reseller is responsible for payment to us regardless of whether the reseller collects payment from the end user.

For our distributed generation turn-key projects, we recognize revenue and profit as work progresses using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenues and profits are subject to revision as a project progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. In addition, certain contracts provide for cancellation provisions prior to completion of a project. The cancellation provisions generally provide for payment of costs incurred, but may result in an adjustment to profit already recognized in a prior period.

Service revenue includes chart services, field services, laboratory analysis, allocation and royalty services, professional engineering, installation services, monitoring and maintenance services, training, and consultation services. Revenues from these services are recognized when the service is performed and the customer has accepted the work.

Revenues on PowerSecure's shared savings distributed generation projects are recognized as the energy savings are realized by the customer at their site.

Software revenue relates to the sale and licensing to our customers of software operating systems designed to manage the collection and presentation of recorded data. The license revenue is recognized over the 12-month non-cancelable term of the annual license agreement. The portion of software license fees that has not been recognized as revenue at any balance sheet date is recorded as a current liability. In addition, when a customer engages us to install the software and make any customizations for them, installation service revenue is recognized when the installation and any related customizations have been completed and the customer has accepted the product.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We assess the customer's ability to pay based on a number of factors, including our past transaction history with the customer and the credit worthiness of the customer. Management specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, customer concentrations, current economic trends, and changes in our customer payment patterns when we evaluate the adequacy of our allowances for doubtful accounts. We estimate the collectibility of our accounts receivable and establish necessary reserves on an account-by-account basis. In addition, we also provide for a general reserve for all accounts receivable. If the financial condition of our customers were to deteriorate in the future, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Inventories are stated at the lower of cost (determined primarily on a first-in, first-out method) or market (estimated net realizable value). A portion of our inventory is acquired for specific projects; a portion of our inventory is acquired to assemble component parts for use in later assemblies; and a portion of our inventory consists of spare parts and supplies that we maintain to support a full-product range and a wide variety of customer requirements. The portion of our inventory acquired for specific projects tends to be high-dollar value quick turnaround equipment items. The portion of our inventory used to assemble component parts tends to be comprised of electronic parts, which may be subject to obsolescence or quality issues. The portion of our inventory that supports older product lines and other customer requirements may also be slow-moving and subject to potential obsolescence due to product lifecycle and product development plans.

We perform periodic assessments of inventory that includes a review of component demand requirements, product lifecycle and product development plans, and quality issues. As a result of this assessment, we write-down inventory for estimated losses due to obsolescence and unmarketability equal to the difference between the cost of the inventory and the estimated market value based on assumptions and estimates concerning future demand, market conditions and similar factors. If actual demand and market conditions are less favorable than those estimated by management, additional inventory write-downs may be required.

Warranty Reserve. We provide a standard one-year warranty for hardware product sales and distributed generation equipment. In addition, we offer extended warranty terms on our distributed generation turn-key projects as well as certain hardware products. We reserve for the estimated cost of product warranties when revenue is recognized, and we evaluate our reserve periodically by comparing our warranty repair experience by product. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our components suppliers and development of methods to remotely detect and correct failures, our warranty obligation is affected by actual product failure rates, parts and equipment costs and service labor costs incurred in correcting a product failure. In addition, our operating history in the distributed generation market is limited. Should actual product failure rates, parts and equipment costs, or service labor costs differ from our estimates, revisions to the estimated warranty liability would be required.

Valuation of Goodwill and Other Intangible Assets. In assessing the recoverability of goodwill and other intangible assets, we make assumptions regarding the estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For intangible assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, we will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit which carries the goodwill to that reporting unit's fair value. The fair value of each reporting unit is based upon an estimate of the net present value of future cash flows. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceeds its carrying value, then further analysis is required to determine the amount of goodwill impairment, if any. We completed our most recent annual testing of the impairment of goodwill as of October 1, 2005. As a result of the test, we concluded that no impairment of goodwill existed as of October 1, 2005.

Deferred Tax Valuation Allowance. We currently record a valuation allowance for 100% of our deferred tax assets based on our net operating losses incurred in the past, consideration of future taxable income and ongoing prudent and feasible tax planning strategies. In the event we were to determine that we would be able to realize deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase the income in the period such determination was made. Likewise, in the future, should we have a net deferred tax asset and determine that we would not be able to realize all or part of that asset, an adjustment to the deferred tax asset would be charged to income in the period that such determination was made.

Costs of Exit or Disposal Activities and Similar Nonrecurring Charges. We record a liability for costs associated with exit or disposal activities equal to the fair value of the liability when the liability is incurred. Such costs associated with a discontinued operation are reported in results of discontinued operations. Costs of an exit or disposal activity that do not involve a discontinued operation are included in income (loss) from continuing operations before income taxes in our consolidated statement of operations.

Stock-Based Compensation. Stock awards granted to our executive officers are recognized as an expense over the vesting period of the award based on the fair value of the stock on the date of the grant.

In addition, we have three stock-based employee and director compensation plans. Through December 31, 2005, we accounted for stock-based compensation related to stock options issued under these plans using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, we recognized no compensation cost for stock option grants to employees and directors, as all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

In December 2004, the Financial Accounting Standards Board issued its final standard on accounting for employee stock options, FAS No. 123 (Revised 2004), "Share-Based Payment" ("FAS No. 123(R)"). Under the new accounting standard, commencing January 1, 2006, we will measure compensation costs for all share-based payments, including grants of employee and director stock options, based on the fair value of the awards on the grant date and recognize the expense over the period during which an employee is required to provide services in exchange for the award.

Results of Operations

The following table sets forth information related to our primary business segments and is intended to assist in understanding our results of operations for the periods presented. During the third quarter of 2004, our Board of Directors approved a plan to discontinue the business of MCM and sell all of its manufacturing assets. The operations of the discontinued MCM disposal group have been reclassified to discontinued operations for all periods presented in our consolidated statements of operations. The following table excludes revenues and costs and expenses of the discontinued MCM operations as well as equity income in our unconsolidated affiliate, minority interest and income taxes for all periods presented.

	Years Ended December 31,		
	2005	2004	2003
	(all amounts reported in thousands)		
Revenues:			
Southern Flow	$ 13,307	$ 12,759	$ 11,805
PowerSecure	30,200	18,630	17,122
Metretek Florida	3,242	3,312	7,405
Other	504	476	142
Total	$ 47,253	$ 35,177	$ 36,474
Gross Profit:			
Southern Flow	$ 3,370	$ 3,393	$ 2,993
PowerSecure	8,895	5,707	4,902
Metretek Florida	1,734	1,704	2,751
Total	$ 13,999	$ 10,804	$ 10,646
Segment Profit (Loss):			
Southern Flow	$ 1,824	$ 1,940	$ 1,619
PowerSecure	2,639	1,342	1,574
Metretek Florida	(488)	(247)	709
Other	(2,774)	(2,428)	(2,247)
Total	$ 1,201	$ 607	$ 1,655

We have three reportable segments. Our reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Our reportable business segments are natural gas measurement services, distributed generation and automated energy data management.

The operations of our natural gas measurement services segment are conducted by Southern Flow. Southern Flow's services include on-site field services, chart processing and analysis, laboratory analysis, and data management and reporting. These services are provided principally to customers involved in natural gas production, gathering, transportation and processing.

The operations of our distributed generation segment are conducted by PowerSecure. The primary elements of PowerSecure's distributed generation products and services include project design and engineering, negotiation with utilities to establish tariff structures and power interconnects, generator acquisition and installation, process control and switchgear design and installation, and ongoing project monitoring and servicing. PowerSecure markets its distributed generation products and services directly to large end-users of electricity and through outsourcing partnerships with utilities. Through December 31, 2005, the majority of PowerSecure's revenues have been generated from sales of distributed generation systems on a turn-key basis, where the customer purchases the systems from PowerSecure. During the second half of fiscal 2005, PowerSecure added two new business units, UtilityEngineering and PowerServices, to its operating segment and in January 2006, it announced a third addition to its operations, EnergyLite. PowerServices provides rate analysis and other similar consulting services to PowerSecure's utility, commercial and industrial customers. UtilityEngineering provides fee-based, technical engineering services to PowerSecure's utility partners and customers. EnergyLite assists customers in reducing their use of energy through investments in more energy-efficient technologies. Each business unit operates in a distinct market with distinct technical disciplines, but share a common customer base which PowerSecure intends to service and grow through shared resources and customer leads. Accordingly, these units will be included within PowerSecure's segment results in future periods.

The operations of our automated data collection and telemetry segment are conducted by Metretek Florida. Metretek Florida's manufactured products fall into the following categories: field devices, including data collection products and electronic gas flow computers; data collection software products (such as InvisiConnect™, DC2000 and PowerSpring); and communications solutions that can use public networks operated by commercial wireless carriers to provide real time IP-based wireless internet connectivity, traditional cellular radio, 900 MHz unlicensed radio or traditional wire-line phone service to provide connectivity between the field devices and the data collection software products. Metretek Florida also provides data collection, M2M telemetry connectivity and post-sale support services for its manufactured products and turn-key solutions. In June 2002, Metretek Florida formed MCM to conduct and expand its contract manufacturing operations. During fiscal 2004, we discontinued that contract manufacturing business.

We evaluate the performance of our operating segments based on operating income (loss) before taxes, nonrecurring items and interest income and expense. Other profit (loss) amounts in the table above include corporate related items, fees earned from managing our unconsolidated affiliate, results of insignificant operations, and income and expense including non-recurring charges not allocated to its operating segments. Intersegment sales are not significant.

During the third quarter of 2004, our Board of Directors approved a plan to discontinue the contract manufacturing business of MCM and all of its manufacturing assets were sold in December 2004. The operations of the discontinued MCM disposal group have been reclassified to discontinued operations for all periods presented in our consolidated statements of operations. The following discussion regarding revenues and costs and expenses for fiscal 2005 compared to fiscal 2004 and fiscal 2004 compared to fiscal 2003 excludes revenues and costs and expenses of the discontinued MCM operations.

Fiscal 2005 Compared to Fiscal 2004

Revenues. Our revenues are derived almost entirely from the sales of products and services by our subsidiaries. Our consolidated revenues for fiscal 2005 increased $12,076,000, or 34%, over our revenues in fiscal 2004 due to the increase in revenues at PowerSecure and Southern Flow.

PowerSecure's revenues increased $11,570,000, or 62%, during fiscal 2005 compared to fiscal 2004 due to the significant growth and expansion of its core distributed generation business. The increase in PowerSecure's revenues during fiscal 2005 compared to fiscal 2004 was the result of a $10,700,000 increase in distributed generation turn-key system project sales and services together with an increase of $870,000 in revenues from shared savings projects, professional services, monitoring and other service related revenues, due to an increased marketing focus on such projects and services. PowerSecure's increase in distributed generation turn-key system project sales and service revenues was due entirely to both an increase in the number of completed or in-process projects during fiscal 2005 compared to fiscal 2004 as well as normal quarter-to-quarter fluctuations inherent in its operations. Overall, PowerSecure's results for fiscal 2005 reflect a 137% increase in the total number of distributed generation turn-key projects either completed or in-process, compared to fiscal 2004, although the average revenue per project completed or in-process decreased by 32%, resulting from both variations in percentage completion on in-process projects as well as a substantially increased number of sales of distributed generation systems that excluded a generator from the package, such as sales of PowerSecure's QuickPower system. There is no assurance, however, that these recent trends in the number or size of PowerSecure projects will continue in the future, or that the recently announced large sales orders will be repeated in the future, due to quarterly and annual fluctuations, as discussed below under "--Quarterly Fluctuations." PowerSecure's revenues are influenced by the number, size and timing of various projects as well as the percentage completion on in-process projects and have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future.

Southern Flow's revenues increased $548,000, or 4%, during fiscal 2005, as compared to fiscal 2004. The increase in Southern Flow's revenues was primarily attributable to a generally improved market for its services due principally to a higher level of natural gas prices. The positive effects of improved market conditions for its services were partially offset by the combined effects on Southern Flow's customers of Hurricanes Katrina and Rita that occurred in August and September 2005 with disruptive effects that continued throughout the rest of fiscal 2005. Southern Flow's Gulf Coast division offices and related assets experienced no major damage from the hurricanes. However, production assets owned by many of Southern Flow's Gulf Coast customers were heavily damaged and the affected assets may be out of service for indefinite periods. As a result, some of Southern Flow's recurring services to its Gulf Coast customers were curtailed during the recovery period. The adverse effects of lost recurring revenue were mitigated somewhat by an increase in the sale of equipment to Southern Flow's customers repairing their production assets. During the first quarter of 2006, Southern Flow's Gulf Coast operations have returned to normal levels. We estimate that Southern Flow's fiscal 2005 revenues and segment profit were reduced by approximately $500,000 as a result of the effects of Hurricanes Katrina and Rita.

Metretek Florida's revenues decreased $70,000, or 2%, during fiscal 2005 compared to fiscal 2004. As discussed below under "--Quarterly Fluctuations", Metretek Florida's revenues have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future.

Costs and Expenses. The following table sets forth our costs and expenses during the periods indicated:

	Year Ended December 31,		Year-over-Year Difference	
	2005	2004	$	%
Costs and Expenses:	(In thousands)			
Costs of Sales and Services				
Southern Flow	$ 9,937	$ 9,365	$ 572	6%
PowerSecure	21,305	12,924	8,381	65%
Metretek Florida	1,508	1,608	(100)	-6%
Total	32,750	23,897	8,853	37%
General and administrative	8,821	6,835	1,986	29%
Selling, marketing and service	2,595	2,112	483	23%
Depreciation and amortization	564	579	(15)	-3%
Research and development	713	667	46	7%
Interest, finance charges and other	609	480	129	27%
Income taxes	46	48	(2)	-4%

Costs of sales and services include materials, personnel and related overhead costs incurred to purchase, assemble and install products and provide services. The overall 37% increase in cost of sales and services for fiscal 2005, compared to fiscal 2004, was attributable almost entirely to the increase in sales at PowerSecure and Southern Flow.

The 65% increase in PowerSecure's costs of sales and services in fiscal 2005 is almost entirely a direct result of the 62% increase in PowerSecure's sales. PowerSecure's gross profit margin decreased to 29.5% during fiscal 2005, as compared to 30.6% during fiscal 2004, reflecting recent cost increases in both key equipment components and outsourced installation and construction costs that were not passed on to certain large customers, principally during the first nine months of fiscal 2005.

The 6% increase in Southern Flow's costs of sales and services in fiscal 2005 is almost entirely a direct result of the 4% increase in its sales. Southern Flow's gross profit margin decreased to 25.3% for fiscal 2005, compared to 26.6% during fiscal 2004, due to the loss of revenues, without a corresponding reduction in expenses, resulting from the effects of Hurricanes Katrina and Rita.

The 6% decrease in Metretek Florida's costs of sales and services in fiscal 2005 was a direct result of the 2% decrease in its revenues along with the positive effects of cost efficiencies achieved from the transition of production activities from internal to external contract manufacturers. As a result, Metretek Florida's gross profit margin increased to 53.5% for fiscal 2005, compared to 51.4% for fiscal 2004.

General and administrative expenses include personnel and related overhead costs for the support and administrative functions. The 29% increase in general and administrative expenses in fiscal 2005, as compared to fiscal 2004, was due primarily to increases in personnel and related overhead costs associated with the development and growth of PowerSecure's business.

Selling, marketing and service expenses consist of personnel and related overhead costs, including commissions for sales and marketing activities, together with advertising and promotion costs. The 23% increase in selling, marketing and service expenses in fiscal 2005, as compared to fiscal 2004, was due primarily to increased personnel and business development expenses associated with the development and growth of the business of PowerSecure as well as increased personnel and business development expenses at Metretek Florida during fiscal 2005.

Depreciation and amortization expenses include the depreciation of property, plant and equipment and the amortization of certain intangible assets including capitalized software development costs and other intangible assets that do not have indefinite useful lives. The 3% decrease in depreciation and amortization expenses in fiscal 2005, as compared to fiscal 2004, primarily reflects a reduction in depreciable assets at Metretek Florida partially offset by an increase in depreciable equipment at PowerSecure in the latter portions of fiscal 2004 and during fiscal 2005.

Research and development expenses, all of which relate to activities at Metretek Florida, include payments to third parties, wages and related expenses for personnel, materials costs and related overhead costs related to product and service development, enhancements, upgrades, testing and quality assurance. The 7% increase in research and development expenses in fiscal 2005, as compared to fiscal 2004, primarily reflects additional personnel and associated costs at Metretek Florida.

Interest, finance charges and other expenses include interest and finance charges on our Credit Facility as well as other non-operating expenses. The 27% increase in interest, finance charges and other expenses in fiscal 2005, as compared to fiscal 2004, reflects interest on the $3 million class action settlement note that began accruing on July 1, 2004, additional interest costs related to two PowerSecure shared savings project loans that commenced in the latter half of fiscal 2004 and in the second quarter of 2005, respectively, the $32,600 credit facility termination fee paid to Wells Fargo in September 2005, and a generally higher level of interest rates on outstanding borrowings during the respective periods.

Income tax expenses include state income taxes in various state jurisdictions in which we have taxable activities. We incur no federal income tax expense because of our consolidated net operating losses. The slight decrease in income taxes in fiscal 2005, as compared to fiscal 2004, was due to a decrease in state income taxes incurred by Southern Flow, primarily in Louisiana. The decrease in state income taxes incurred by Southern Flow was partially offset by increase state income tax expense accrued by PowerSecure in fiscal 2005, primarily in North Carolina.

Fiscal 2004 Compared to Fiscal 2003

Revenues. Our consolidated revenues for fiscal 2004 decreased $1,297,000, or 4%, compared to fiscal 2003. The decrease in our consolidated revenues was due a decrease in revenues by Metretek Florida, which was partially offset by increases in revenues by Southern Flow and by PowerSecure as well as an increase in fee income from managing the operations of MM 1995-2.

Metretek Florida's revenues decreased $4,093,000, or 55%, during fiscal 2004 compared to fiscal 2003, consisting of a decrease in Metretek Florida's domestic sales of field devices, data collection software products, and communications solutions products. The decrease in Metretek Florida's sales of field devices, data collection software products and communications solutions products was due to significant revenues generated from two large projects in fiscal 2003, which resulted in the recognition of approximately $4,258,000 in sales, for which there were no comparable projects in fiscal 2004. As discussed below in this Item under "--Quarterly Fluctuations", Metretek Florida's revenues depend upon the volume and timing of customer orders and payments and the date of product delivery. The timing of large individual sales is difficult for us to predict, and customers from time to time defer or cancel purchase orders. Accordingly, Metretek Florida's revenues are expected to continue to fluctuate significantly in the future.

Southern Flow's revenues increased $954,000, or 8%, during fiscal 2004, as compared to fiscal 2003. The increase in Southern Flow's revenues was primarily attributable to a generally improved market for its services due principally to a higher level of natural gas prices.

PowerSecure's revenues increased $1,508,000, or 9%, during fiscal 2004 compared to fiscal 2003. The increase in PowerSecure's revenues during fiscal 2004 compared to fiscal 2003 was due to an increase of $977,000 in revenues from shared savings projects, professional services, monitoring and other service related revenues, due to an increased marketing focus on such projects and services, and an increase of $531,000 distributed generation turn-key system project sales and services. The increase in PowerSecure's overall distributed generation turn-key project sales and services was attributable to a 138% increase in the total number of projects, although the average project size decreased by 57%, resulting from a substantially increased number of sales of distributed generation systems that excluded a generator from the package, such as sales of PowerSecure's QuickPower system. PowerSecure's revenues are influenced by the number, size and timing of various projects as well as the percentage completion on in-process projects and have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future.

Other revenues increased $334,000 during fiscal 2004, as compared to fiscal 2003. This increase was comprised principally of an increase in fee revenues earned from managing MM 1995-2.

Costs and Expenses. The following table sets forth our costs and expenses during the periods indicated:

	Year Ended December 31,		Year-over-Year Difference	
	2004	2003	$	%
Costs and Expenses:	(In thousands)			
Costs of Sales and Services				
Southern Flow	$ 9,365	$ 8,812	$ 553	6%
PowerSecure	12,924	12,220	704	6%
Metretek Florida	1,608	4,654	(3,046)	-65%
Total	23,897	25,686	(1,789)	-7%
General and administrative	6,835	6,105	730	12%
Selling, marketing and service	2,112	1,601	511	32%
Depreciation and amortization	579	515	64	12%
Reserarch and development	667	627	40	6%
Interest, finance charges and other	480	285	195	68%
Income taxes	48	57	(9)	-16%

The overall 7% decrease in cost of sales and services for fiscal 2004, compared to fiscal 2003, was attributable entirely to decreased activity at Metretek Florida.

The 6% increase in Southern Flow's costs of sales and services in fiscal 2004 reflected the 8% increase in its revenues. Southern Flow's gross profit margin increased to 26.6% for fiscal 2004, compared to 25.4% during fiscal 2003, reflecting generally improved market conditions.

The 6% increase in PowerSecure's costs of sales and services in fiscal 2004 over fiscal 2003 was a combined result of the 9% increase in PowerSecure's revenues, cost efficiencies in project installation and construction, and a higher percentage of revenues from smaller but higher margin projects and service related revenues. As a result, PowerSecure's gross profit margin increased to 30.6% during fiscal 2004, as compared to 28.6% during fiscal 2003.

The 65% decrease in Metretek Florida's costs of sales and services in fiscal 2004 was a direct result of the 55% decrease in Metretek Florida's revenues. Metretek Florida's gross profit margin increased to 51.4% for fiscal 2004, compared to 37.1% for fiscal 2003. The primary cause of this increase in Metretek Florida's gross profit margin was a change in the mix of products sold, due to a significant decrease in lower margin sales of OEM products to a single customer in fiscal 2003 for which there were no comparable sales during fiscal 2004.

The 12% increase in general and administrative expenses in fiscal 2004, as compared to fiscal 2003, was primarily due to increases in corporate costs and increases in overhead costs associated with the development and growth of PowerSecure's business necessitating an expansion of PowerSecure's workforce. The increase in corporate costs included additional personnel costs, director expenses, insurance costs, and professional expenses associated with our investor awareness program and costs incurred in connection with analyzing and documenting our internal accounting control systems as required by the Sarbanes-Oxley Act of 2002. These general and administrative expense increases were partially offset by a reduction in legal expenses associated with the Class Action lawsuit during fiscal 2004 compared to fiscal 2003.

The 32% increase in selling, marketing and service expenses in fiscal 2004, as compared to fiscal 2003, was due entirely to increased personnel, commission costs and business development expenses associated with the development and expansion of the business of PowerSecure during fiscal 2004.

The 12% increase in depreciation and amortization expenses in fiscal 2004, as compared to fiscal 2003, primarily reflects an increase in depreciable equipment at PowerSecure, including depreciation of two shared savings projects placed in service during 2004, as well as amortization of the premium paid for our additional investment in MM 1995-2 in early 2004.

The 6% increase in research and development expenses in fiscal 2004, as compared to fiscal 2003, primarily reflects additional personnel and associated costs at Metretek Florida that were specifically directed toward further development of our new InvisiConnect™ suite of M2M products.

The 68% increase in interest, finance charges and other expenses in fiscal 2004, as compared to fiscal 2003, reflects interest on the $3 million Heins Settlement Note under which we commenced payments on June 30, 2004, additional bank finance charges and interest on borrowings related to PowerSecure's line of credit, which commenced in September 2003, as well as additional interest costs related to two PowerSecure shared savings project loans and the term loan used to finance our additional equity interest in our unconsolidated affiliate, all of which commenced in fiscal 2004.

Income tax expenses include state income taxes in various state jurisdictions in which we have taxable activities. We incur no federal income tax expense because of our consolidated net operating losses. The 16% decrease in income taxes in fiscal 2004, as compared to fiscal 2003, was entirely due to reduced state income tax expense accrued by Southern Flow in Louisiana, Oklahoma, Alabama, and Mississippi.

Fluctuations

Our revenues, expenses, margins, net income and other operating results have fluctuated significantly from quarter-to-quarter, period-to-period and year-to-year in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, without limitation, the following:

- the size, timing and terms of sales and orders, including customers delaying, deferring or canceling purchase orders or making smaller purchases than expected;
- the effects of severe weather conditions, such as Hurricanes Katrina and Rita, on the demand requirements of our customers;
- our ability to obtain adequate supplies of key components and materials for our products on a timely and cost-effective basis;
- our ability to implement our business plans and strategies and the timing of such implementation;
- the timing, pricing and market acceptance of our new products and services such as Metretek Florida's new M2M offerings;
- the pace of development of our new businesses and the growth of their markets;
- changes in our pricing policies and those of our competitors;
- variations in the length of our product and service implementation process;
- changes in the mix of products and services having differing margins;
- changes in the mix of international and domestic revenues;
- economic conditions in the energy industry, especially in the natural gas and electricity sectors including the effect of cyclical changes in energy prices;
- the life cycles of our products and services;
- budgeting cycles of utilities and other major customers;
- general economic and political conditions;
- the resolution of pending and any future litigation and claims;
- the effects of governmental regulations and regulatory changes in our markets;
- changes in the prices charged by our suppliers;
- our ability to make and obtain the expected benefits from acquisitions of technology or businesses, and the costs related to such acquisitions;
- changes in our operating expenses; and
- the development and maintenance of business relationships with strategic partners.

Because we have little or no control over most of these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations.

Our revenues and other operating results are heavily dependant upon the volume and timing of customer orders and payments and the date of product delivery. The timing of large individual sales is difficult for us to predict. Because our operating expenses are based on anticipated revenues and because a high percentage of these are relatively fixed, a shortfall or delay in recognizing revenue could cause our operating results to vary significantly from quarter-to-quarter and could result in significant operating losses in any particular quarter. If our revenues fall below our expectations in any particular quarter, we may not be able to reduce our expenses rapidly in response to the shortfall, which could result in us suffering significant operating losses in that quarter.

Over PowerSecure's five year operating history, its revenues, costs, gross margins, cash flow, net income and other operating results have varied from quarter-to-quarter, period-to-period and year-to-year for a number of reasons, including the factors mentioned above, and we expect such fluctuations to continue in the future. PowerSecure's revenues depend in large part upon the timing and the size of projects awarded to PowerSecure, and to a lesser extent the timing of the completion of those projects. In addition, distributed generation is an emerging market and PowerSecure is a new competitor in the market, so there is no established customer base on which to rely or certainty as to future contracts. As PowerSecure develops new related lines of business, revenues and costs will fluctuate. Another factor that could cause material fluctuations in PowerSecure's quarterly results is the amount of recurring, as opposed to non-recurring, sources of revenue. Through December 31, 2005, the majority of PowerSecure's revenues constituted non-recurring revenues.

Southern Flow's operating results tend to vary, to some extent, with energy prices, especially the price of natural gas. For example, in recent years, the high price of natural gas has led to an increase in production activity by Southern Flow's customers, resulting in higher revenues and net income by Southern Flow. Since energy prices tend to be cyclical, rather than stable, future cyclical changes in energy prices are likely to affect Southern Flow's future revenues and net income. In addition, Southern Flow's Gulf Coast customers are exposed to the risks of hurricanes and tropical storms, which can adversely affect Southern Flow's results of operations during hurricane season, such as this year.

Metretek Florida has historically derived most of its revenues from sales of its products and services to the utility industry. Metretek Florida has experienced variability in its operating results on both an annual and a quarterly basis due primarily to utility purchasing patterns and delays of purchasing decisions as a result of mergers and acquisitions in the utility industry and changes or potential changes to the federal and state regulatory frameworks within which the utility industry operates. The utility industry, both domestic and foreign, is generally characterized by long budgeting, purchasing and regulatory process cycles that can take up to several years to complete. In addition, Metretek Florida has only a limited operating history with its new M2M and telemetry business, and its operating results in this new business may fluctuate significantly as it develops this business.

Due to all of these factors and the other risks discussed in "Item 1A--Risk Factors", quarter-to-quarter, period-to-period or year-to-year comparisons of our results of operations should not be relied on as an indication of our future performance. Quarterly, period or annual comparisons of our operating results are not necessarily meaningful or indicative of future performance.

Liquidity and Capital Resources

Capital Requirements. We require capital primarily to finance our:

- operations;
- inventory;
- accounts receivable;
- research and development efforts;
- property and equipment acquisitions, including investments in shared savings projects;
- software development;
- debt service requirements; and
- business and technology acquisitions and other growth transactions.

Cash Flow. We have historically financed our operations and growth primarily through a combination of cash on hand, cash generated from operations, borrowings under credit facilities, borrowings on shared savings projects, borrowings on a term loan to fund our acquisition of additional interests in our unconsolidated affiliate, and proceeds from private and public sales of equity. At December 31, 2005, we had working capital of $4,911,000, including $2,188,000 in cash and cash equivalents, compared to working capital of $5,117,000 on December 31, 2004, which included $2,951,000 in cash and cash equivalents. At December 31, 2005, we had $3,186,000 of additional borrowing capacity from our credit facilities available to support working capital needs, compared to $639,000 of additional borrowing capacity at December 31, 2004.

Net cash provided by operating activities was $2,741,000 in fiscal 2005, consisting of approximately $3,307,000 of cash provided by continuing operations, before changes in assets and liabilities, approximately $45,000 of cash provided by changes in working capital and other asset and liability accounts, and approximately $611,000 of cash used by discontinued operations of MCM. This compares to net cash used in operating activities of $1,869,000 in fiscal 2004, consisting of approximately $2,012,000 of cash provided by continuing operations, before changes in assets and liabilities, approximately $2,439,000 of cash used by changes in working capital and other asset and liability accounts, and approximately $1,442,000 of cash used by discontinued operations of MCM.

Net cash used in investing activities was $1,388,000 in fiscal 2005, as compared to net cash used in investing activities of $3,308,000 in fiscal 2004. The majority of net cash used by investing activities during fiscal 2005 was attributable to equipment purchases for building or completing three shared savings distributed generation projects. During fiscal 2004, we purchased additional equity interests in our unconsolidated affiliate for $956,000 and used $2,230,000 to purchase equipment items, including $1,777,000 used to purchase equipment for three shared savings distributed generation projects.

Net cash used in financing activities was $2,117,000 in fiscal 2005, compared to net cash provided by financing activities of $6,027,000 in fiscal 2004. The majority of the net cash used in financing activities in fiscal 2005 was attributable to $1,433,000 principal payments on long-term notes payable, $1,307,000 net payments on our line of credit, and $489,000 cash payments to redeem our Series B Preferred Stock, and $131,000 cash distributions to our minority shareholders in CAC LLC. These fiscal 2005 cash payments were partially offset by $912,000 proceeds from stock warrant and option exercises and $335,000 proceeds from a loan to fund the purchase of equipment for one shared savings distributed generation facility. The majority of the net cash provided by financing activities in fiscal 2004 was attributable to $9,829,000 net proceeds from a private placement of our Common Stock in May 2004, $1,213,000 proceeds from two loans to fund the purchase of equipment for two shared savings distributed generations facilities, $961,000 proceeds from a bank term loan used to finance the acquisition of the additional equity interests in our unconsolidated affiliate, and $411,000 proceeds from stock option exercises. These fiscal 2004 cash proceeds were partially offset by $5,345,000 cash payments to redeem our Series B Preferred Stock, and $1,062,000 payments on long-term notes payable and capital lease obligations.

Our research and development expenses totaled $713,000 during fiscal 2005, compared to $667,000 during fiscal 2004. All of our fiscal 2005 research and development expenses were directed toward the enhancement of Metretek Florida's business, including the development of its M2M communications products. During fiscal 2006, we plan to continue our research and development efforts to enhance our existing products and services and to develop new products and services. We anticipate that our research and development expenses in fiscal 2006 will total approximately $700,000, all of which will be directed to Metretek Florida's business.

Our capital expenditures during fiscal 2005 were approximately $1,330,000, the majority of which related to PowerSecure, including $467,000 of capital expenditures for building or completing three PowerSecure shared savings distributed generation projects. In fiscal 2004, our capital expenditures were approximately $2,277,000, including $1,777,000 of capital expenditures for three PowerSecure shared savings distributed generation projects. We anticipate capital expenditures in fiscal 2006 of approximately $1.5 million, the vast majority of which will benefit PowerSecure. In addition, we may incur an additional $5.0 in capital expenditures for PowerSecure's shared savings distributed generation projects during fiscal 2006, which we would expect to finance through third party project financing.

Project Loans. We have three shared savings project loans outstanding to Caterpillar Financial Services Corporation ("Caterpillar") in the aggregate amount of $1,200,000 at December 31, 2005. The project loans are secured by the distributed generation equipment purchased from Caterpillar as well as the revenues generated by the PowerSecure projects. The project loans provide for 60 monthly payments of principal and interest (at rates ranging from 6.75% to 7.85%) in the aggregate amount of approximately $31,000 per month. We expect that monthly payments on the project loans will be funded through payments from customers utilizing the distributed generation equipment on their sites.

On May 9, 2005, Caterpillar offered PowerSecure a $5,000,000 line of credit to finance the purchase, from time to time, of Caterpillar generators to be used in PowerSecure projects, primarily in shared savings arrangements, pursuant to a letter by Caterpillar to PowerSecure containing the terms of this credit line. Under this line of credit, PowerSecure may submit equipment purchases to Caterpillar for financing, and Caterpillar may provide such financing in its discretion at an interest rate, for a period of time between 12 and 60 months and upon such financing instruments, such as a promissory note or an installment sales contract, as are set by Caterpillar on a project by project basis. With respect to any equipment financed by Caterpillar, PowerSecure must make a 10% cash down payment of the purchase price and grant to Caterpillar a first priority security interest in the equipment being financed as well as other equipment related to the project.

The line of credit expires on April 30, 2006 (subject to renewal, if requested by PowerSecure and accepted by Caterpillar in its sole discretion), or at an earlier date upon notice to PowerSecure given by Caterpillar in its sole discretion. The letter setting forth the terms of the line of credit confirms the intent of Caterpillar to finance equipment purchases by PowerSecure, but is not an unconditional binding commitment to provide such financing. The line of credit is contingent upon the continued credit-worthiness of PowerSecure in the sole discretion of Caterpillar. At December 31, 2005, PowerSecure had $3.8 million available for additional equipment purchases under the Caterpillar line of credit.

Working Capital Credit Facility. On September 2, 2005, we, along with our subsidiaries Southern Flow, PowerSecure and Metretek Florida, entered into a Credit Agreement (the "Credit Agreement") with First National Bank of Colorado (the "FNBC"), providing for a $4.5 million revolving credit facility (the "Credit Facility"). Southern Flow and PowerSecure are the borrowers under the Credit Facility. Amounts borrowed under the Credit Facility bear interest at a rate of prime plus one and a half percent (prime + 1.50%). The Credit Facility matures on September 1, 2007. The Credit Facility refinanced the Company's previous credit facility with Wells Fargo Business Credit, Inc. ("Wells Fargo"). The Credit Facility is expected to be used primarily to fund the operations and growth of PowerSecure, as well as the operations of Southern Flow and Metretek Florida.

The Credit Facility is structured in two parts: a $2.5 million facility for PowerSecure (the "PowerSecure Facility") and a $2.0 million facility for Southern Flow (the "Southern Flow Facility"). Borrowings under the PowerSecure Facility are limited to a borrowing base consisting of the sum of 75% of PowerSecure's eligible accounts receivable, plus 25% of the sum of PowerSecure's unbilled accounts receivable less the amount of PowerSecure's unearned revenues or advanced billings on contracts, plus 25% of PowerSecure's inventory. Borrowings under the Southern Flow Facility are limited to a borrowing base consisting of the sum of 80% of Southern Flow's eligible accounts receivable, plus 20% of Southern Flow's inventory, plus 70% of Metretek Florida's eligible accounts receivable. As of December 31, 2005, the aggregate borrowing base under the Credit Facility was $4,500,000 of which $1,314,000 had been borrowed, leaving $3,186,000 in unused Credit Facility availability.

The obligations of PowerSecure and Southern Flow, as borrowers, under the Credit Agreement are secured by security agreements (the "Security Agreements") by Southern Flow, PowerSecure and Metretek Florida and are guaranteed by the Company. The Security Agreements grant to FNBC a first priority security interest in virtually all of the assets of each of the parties to the Credit Agreement.

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including financial covenants pertaining to minimum cash flow coverage ratios and maximum debt to tangible net worth ratios of the Company and PowerSecure, minimum current assets to current liabilities ratios of PowerSecure and Southern Flow, as well as a minimum tangible net worth by Southern Flow. The Credit Agreement does not contain any financial covenants pertaining to Metretek Florida. The Credit Agreement contains other customary covenants that apply to us and to PowerSecure, Southern Flow and Metretek Florida, limiting the incurrence of additional indebtedness or liens, restricting dividends and redemptions of capital stock, restricting their ability to engage in mergers, consolidations, sales and acquisitions, to make investments, to issue guarantees of other obligations, to engage in transactions with affiliates to or make restricted payments and other matters customarily restricted in secured loan agreements, without FNBC's prior written consent.

The Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain bankruptcy or insolvency events, judgment defaults and certain ERISA-related events. The Credit Facility also contains an annual unused credit line fee.

In connection with entering the Credit Agreement described above, we terminated our prior credit facility with Wells Fargo (the "Wells Fargo Credit Facility"). The Wells Fargo Credit Facility was a $3.26 million secured revolving line of credit that previously constituted the Company's primary credit facility and was scheduled to expire on September 30, 2006. The Company paid Wells Fargo a $32,600 termination fee, representing one percent (1%) of the maximum line of $3,260,000.

Preferred Stock Redemption. The terms of our Series B Preferred Stock required us to redeem all shares of our Series B Preferred Stock that remained outstanding on December 9, 2004 at a redemption price equal to the liquidation preference of $1,000 per share plus accumulated and unpaid dividends. Our total redemption obligation was approximately $6.2 million, of which a total of $5.8 million had been paid through December 31, 2005.

Term Loan. CAC LLC has a term loan outstanding to a commercial bank in the amount of $630,000 at December 31, 2005. The term loan financed our purchase of additional equity interests in our unconsolidated affiliate, MM 1995-2, in fiscal 2004. The term loan is secured by our interests in MM 1995-2, and we provided a guaranty of $625,000 of the term loan. The term loan provides for 60 monthly payments of principal and interest (at a rate of 5.08%) in the amount of approximately $18,500 per month. We expect that monthly payments on the term loan will be funded through cash distributions from MM 1995-2.

Settlement Note. We have a settlement note outstanding in the amount of $1,687,500 at December 31, 2005 as a result of class action litigation that was settled in fiscal 2004. The settlement note bears interest at the rate of prime plus three percent, is payable in 16 quarterly installments of $187,500 principal plus accrued interest each, and is guaranteed by the 1997 Trust and by our subsidiaries.

Contractual Obligations and Commercial Commitments. We incur various contractual obligations and commercial commitments in our normal course of business. We lease certain office space, operating facilities and equipment under long-term lease agreements. We are obligated to make future payments under the Credit Facility and other loans. In addition, we have obligations related to our discontinued MCM operations. Finally, we are required to make certain payments under the terms of the Heins Settlement Note, which payments commenced June 30, 2004. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2005:

	Payments Due by Period (1)				
	Total	**Less than 1 year**	**1 - 3 Years**	**4 - 5 Years**	**More than 5 Years**
Contractual Obligations					
Credit Facility (2)	$ 1,314,000	$ -	$ 1,314,000	$ -	$ -
Capital Lease Obligations	7,000	4,000	3,000	-	-
Operating Leases	4,274,000	699,000	1,196,000	755,000	1,624,000
Series B Preferred Stock	405,000	405,000	-	-	-
Heins Settlement	1,688,000	750,000	938,000	-	-
Term Loan	628,000	198,000	430,000	-	-
Project Loans	1,212,000	300,000	653,000	259,000	-
Total	$ 9,528,000	$ 2,356,000	$ 4,534,000	$ 1,014,000	$ 1,624,000

(1) Does not include interest that may become due and payable on such obligations in any future period.
(2) Total repayments are based upon borrowings outstanding as of December 31, 2005, not projected borrowings under the Credit Facility.

Off-Balance Sheet Arrangements. During fiscal 2005, we did not engage in any material off-balance sheet activities or have any relationships or arrangements with unconsolidated entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitment or intent to provide additional funding to any such entities.

Liquidity. Based upon our plans and assumptions as of the date of this Report, we currently believe that our capital resources, including our cash and cash equivalents, amounts available under our Credit Facility, along with funds expected to be generated from our operations, will be sufficient to meet our anticipated cash needs during the next 12 months, including our working capital needs, capital requirements and debt service commitments However, any projections of future cash needs and cash flows are subject to substantial risks and uncertainties. See "--Cautionary Note Regarding Forward-Looking Statements" below. We cannot provide any assurance that our actual cash requirements will not be greater than we currently expect or that these sources of liquidity will be available when needed.

For the following reasons, we may require additional funds, beyond our currently anticipated resources, to support our working capital requirements, our operations or our other cash flow needs:

- The short-term costs related to the rapid growth of PowerSecure's core distributed generation business, including costs attendant to the recent large orders for projects, such as equipment, labor and other capital costs;

- The costs attendant with the development and growth of PowerSecure's new businesses;

- As our businesses grow, especially PowerSecure, our cash flow may fluctuate due to the timing of receipts from sales of products and services and the completion of projects, and despite increasing sales we could experience temporary shortages in liquidity as our cash flow is tied up in equipment and supplies, in accounts receivable and awaiting project completion;

- From time to time as part of our business plan, we engage in discussions regarding potential acquisitions of businesses and technologies, and our ability to finance acquisitions in the future may be dependent upon our ability to raise additional capital;

- An adverse resolution to claims that may arise from time to time against us could significantly increase our cash requirements beyond our available capital resources; and

- Unanticipated events, over which we have no control, could increase our operating costs or decrease our ability to generate revenues from product and service sales beyond our current expectations.

We may seek to raise any needed or desired additional capital from the proceeds of public or private equity or debt offerings at the Metretek Technologies level or at the subsidiary level or both, from asset or business sales, from traditional credit financings or from other financing sources. In addition, we continually evaluate opportunities to improve our credit facilities, through increased credit availability, lower debt costs or other more favorable terms. However, our ability to obtain additional capital or replace or improve our credit facilities when needed or desired will depend on many factors, including general economic and market conditions, our operating performance and investor and lender sentiment, and thus cannot be assured. In addition, depending on how it is structured, a financing could require the consent of our current lender. Even if we are able to raise additional capital, the terms of any financings could be adverse to the interests of our stockholders. For example, the terms of a debt financing could restrict our ability to operate our business or to expand our operations, while the terms of an equity financing, involving the issuance of capital stock or of securities convertible into capital stock, could dilute the percentage ownership interests of our stockholders, and the new capital stock or other new securities could have rights, preferences or privileges senior to those of our current stockholders. We cannot assure you that sufficient additional funds will be available to us when needed or desired or that, if available, such funds can be obtained on terms favorable to us and our stockholders and acceptable to those parties who must consent to the financing. Our inability to obtain sufficient additional capital on a timely basis on favorable terms when needed or desired could have a material adverse effect on our business, financial condition and results of operations.

Recent Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151, "Inventory Costs, an amendment of ARB No 43, Chapter 4" ("FAS 151"). FAS 151 amends the guidance in Chapter 4, "Inventory Pricing," of Accounting Research Bulletin ("ARB") No. 43, "Restatement and Revision of Accounting Research Bulletins," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. FAS 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. FAS 151 are effective for fiscal years beginning after June 15, 2005, and we will adopt FAS 151 for fiscal 2006. We do not expect that the adoption of FAS No. 151 will have a material effect on our consolidated financial position or results of operations.

In December 2004, the FASB issued its final standard on accounting for employee stock options, FAS No. 123(R), "Share-Based Payment." FAS No. 123(R) replaces FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". FAS No. 123(R) requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under FAS No. 123 will no longer be an alternative to financial statement recognition.

In April 2005, the SEC amended Rule 4-01(a) of Regulation X under the Exchange Act to defer the effective date of FAS 123(R) to the first fiscal year beginning on or after June 15, 2005 (or December 15, 2005, for small business issuers). As so modified, FAS 123(R) became effective for all awards granted, modified, repurchased or cancelled on or after, and for unvested portions of previously issued and outstanding awards vesting on or after, January 1, 2006. We believe that the adoption of FAS No. 123(R) will result in expenses in amounts that are similar to the current pro forma disclosures under FAS No. 123.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R), contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. We believe that application of SAB 107 in conjunction with our adoption of FAS No. 123(R), under which we intend to utilize the modified prospective transition method, will result in expenses in amounts that are similar to the current pro forma disclosures under FAS No. 123.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing or method of settlement. FIN 47 requires that the uncertainty about the timing or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 had no effect on our financial position or results of operations for fiscal 2005.

In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections" ("FAS 154"). FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Previously, most changes in accounting principles were required to be recognized by way of including the cumulative effect of the changes in accounting principle in the income statement in the period of change. FAS 154 requires that such changes in accounting principle be retrospectively applied as of the beginning of the first period presented as if that accounting principle had always been used, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. However, FAS 154 does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of FAS 154 will have a material impact on our financial position or results of operations.

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 eliminates the exemption from applying FASB Statement No.133 to interests in securitized financial assets. FAS 155 is effective for the first fiscal year end that begins after September 15, 2006, which for us will be January 1, 2007. We do not believe adoption of FAS 155 will have a material impact on our financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from transactions we enter into in the ordinary course of business. These market risks are primarily due to changes in interest rates, foreign currency exchange rates and commodity prices, which may adversely affect our financial condition, results of operations and cash flow.

Our exposure to market risk resulting from changes in interest rates relates primarily to income from our investments in short-term interest-bearing marketable securities, which is dependent upon the interest rate of the securities held, and to interest expenses attributable to our Credit Facility, which is based on floating interest rates as described in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" of this Report. However, we do not believe that changes in interest rates have had a material impact on us in the past or will have a material impact on us in the foreseeable future. For example, a change of 1% in the interest rate on either our investments or our borrowings would not have a material impact on our financial condition, results of operations or cash flow.

Since substantially all of our revenues, expenses and capital spending are transacted in U.S. dollars, we are not exposed to significant foreign currency exchange rate risk.

While we are subject to some market risk from fluctuating commodity prices in certain raw materials we use, we do not believe that our exposure to commodity price changes is material.

We do not use derivative financial instruments to manage or hedge our exposure to interest rate changes or other market risks, or for trading or other speculative purposes.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth on pages F-1 through F-34 of this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On September 30, 2004, we engaged Hein & Associates LLP ("Hein") to serve as our independent registered public accounting firm and dismissed Deloitte & Touche LLP ("Deloitte"). The change in independent registered public accounting firms was approved by the Audit Committee of our Board of Directors. Deloitte audited our financial statements as of and for fiscal 2003 and for all prior fiscal years, and Hein audited our financial statements as of and for fiscal 2004 and fiscal 2005.

The audit reports of Deloitte on our consolidated financial statements as of and for fiscal 2003 did not contain an adverse opinion or disclaimer of opinion, and such audit reports were not qualified or modified as to any uncertainty, audit scope or accounting practice.

During fiscal 2003 and subsequent interim periods through the date we changed independent registered public accounting firms, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report. In addition, during those same periods, no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, occurred, and we did not consult with Hein regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Item 304(a)(2) of Regulation S-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005, the end of the period covered by this Report. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations in Control Systems

Because of its inherent limitations, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations on all control systems, no evaluation of controls can provide absolute assurance that all errors, control issues and instances of fraud, if any, with a company have been detected. The design of any system of controls is also based in part on certain assumptions regarding the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors and Executive Officers

As of March 3, 2006, our executive officers and directors, and their ages and their positions with us, were as follows:

Name	Age	Position(s)
W. Phillip Marcum	62	Chairman of the Board, President, Chief Executive Officer and Director
A. Bradley Gabbard	51	Executive Vice President, Chief Financial Officer, Treasurer and Director
Gary J. Zuiderveen	47	Vice President, Controller, Principal Accounting Officer and Secretary
Sidney Hinton	43	President and Chief Executive Officer of PowerSecure
John Bernard	51	President and Chief Executive Officer of Southern Flow
Daniel J. Packard	60	President and Chief Executive Officer of MGT
Basil M. Briggs (1)	70	Director
Kevin P. Collins (1)	55	Director
Anthony D. Pell (1)	67	Director

(1) Member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee

W. Phillip Marcum is a founder and has served as our Chairman of the Board, President and Chief Executive Officer and as a director since our incorporation in April 1991. He also serves as the Chairman of our principal operating subsidiaries. Mr. Marcum currently serves on the board of directors of Key Energy Services, Inc. ("Key Energy"), an oilfield service provider.

A. Bradley Gabbard is a founder and has served as an executive officer and a director since our incorporation in April 1991. He has served as our Executive Vice President since July 1993 and as our Chief Financial Officer and Treasurer since August 1996 and from April 1991 through July 1993. He also serves as the Executive Vice President and Chief Financial Officer of our principal operating subsidiaries. Mr. Gabbard also served as our Vice President and Secretary from April 1991 through July 1993.

Gary J. Zuiderveen has served as our Vice President since April 2005 and as our Controller, Principal Accounting Officer and Secretary since April 2001. He previously served as our Controller from May 1994 until May 2000 and as our Secretary and Principal Accounting Officer from August 1996 until May 2000. He also serves in one or more of the capacities of Controller, Principal Accounting Officer or Secretary of our of our principal operating subsidiaries. From June 1992 until May 1994, Mr. Zuiderveen was the General Accounting Manager at the University Corporation for Atmospheric Research in Boulder, Colorado. From 1983 until June 1992, Mr. Zuiderveen was employed in the Denver, Colorado office of Deloitte & Touche LLP, providing accounting and auditing services to clients primarily in the manufacturing and financial services industries and serving in the firm's national office accounting research department.

Sidney Hinton has served as the President, Chief Executive Officer and a director of PowerSecure since its incorporation in September 2000. He has also served as the Chief Executive Officer of PowerServices, UtilityEngineering and EnergyLite since their formation. From February 2000 until May 2000, Mr. Hinton was an Executive-in-Residence with Carousel Capital, a private equity firm. From February 1999 until December 1999, he was the Vice President of Market Planning and Research for Carolina Power & Light (now known as Progress Energy). From August 1997 until December 1998, Mr. Hinton was the President and Chief Executive Officer of IllumElex Lighting Company, a national lighting company. From 1982 until 1997, Mr. Hinton was employed in several positions with Southern Company and Georgia Power Company.

John Bernard has served as the President and Chief Executive Officer and a director of Southern Flow since December 2004. Mr. Bernard has served in several managerial capacities since joining Southern Flow in

1988, including serving as the Vice President and General Manager of Southern Flow from June 1998 through November 2004.

Daniel J. Packard as served as the President, Chief Executive Officer and a director of MGT since January 1999. He has also served as an Active Trustee of MM 1995-2 since its formation in 1996 and as its President since January 1999.

Basil M. Briggs has served as a director since June 1991. Mr. Briggs has been an attorney in the Detroit, Michigan area since 1961, practicing law with Cox, Hodgman & Giarmarco, P.C., since January 1997. Mr. Briggs was of counsel with Miro, Weiner & Kramer, P.C., from 1987 through 1996. He was the President of Briggs & Williams, P.C., Attorneys at Law, from its formation in 1977 through 1986. Mr. Briggs was the Secretary of Patrick Petroleum Company ("Patrick Petroleum"), an oil and gas company, from 1984, and a director of Patrick Petroleum from 1970, until Patrick Petroleum was acquired by Goodrich Petroleum Company ("Goodrich Petroleum"), an oil and gas company, in August 1995. From August 1995 until June 2000, he served as a director of Goodrich Petroleum.

Kevin P. Collins has served as a director since March 2000. Mr. Collins has been a Managing Member of The Old Hill Company LLC, which provides corporate financial and advisory services, since 1997. From 1992 to 1997, he served as a principal of JHP Enterprises, Ltd., and from 1985 to 1992, he served as Senior Vice President of DG Investment Bank, Ltd., both of which were engaged in providing corporate finance and advisory services. Mr. Collins also serves as a director of Key Energy; The Penn Traffic Company, a food retailer; Malden Mills Industries, Inc., a synthetic fleece manufacturer; Mail Contractors of America Inc., a trucking company; and Deluxe Pattern, Inc., a designer of automotive components. Mr. Collins is a Chartered Financial Analyst.

Anthony D. Pell has served as a director since June 1994. Mr. Pell is President, Chief Executive Officer and co-owner of Pelican Investment Management, an investor advisory firm that he co-founded in November 2001. Mr. Pell is a director of Rochdale Investment Management, Inc. He was the President and a co-owner of Pell, Rudman & Co., an investment advisory firm, from 1981 until 1993, when it was acquired by United Asset Management Company, and he continued to serve as an employee until June 1995. Mr. Pell was a director of Metretek Florida from 1985 until Metretek Florida was acquired by us in March 1994. Mr. Pell was associated with the law firm of Coudert Brothers from 1966 to 1968 and with the law firm of Cadwalder, Wickersham and Taft from 1968 to 1972, specializing in estate and tax planning. In 1972, Mr. Pell joined Boston Company Financial Strategies, Inc. as a Vice President and was appointed a Senior Vice President in 1975.

Our Board of Directors currently consists of five members divided into three classes, designated Class I, Class II and Class III, with members of each class holding office for staggered three-year terms. The Class I Directors, whose terms expire at the 2007 Annual Meeting of Stockholders, are Messrs. Marcum and Briggs. The Class II Directors, whose terms expire at the 2008 Annual Meeting of Stockholders, are Messrs. Gabbard and Collins. The Class III Director, whose term expires at the 2006 Annual Meeting of Stockholders, is Mr. Pell.

Our directors are elected by the holders of the Common Stock. Each director serves in office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. In the future, any new members added to the Board of Directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Our officers are appointed by our Board of Directors and serve at its discretion, subject to their employment agreements, as described in "Item 11. Executive Compensation."

Audit Committee

Audit Committee Members. Our Board of Directors has established a standing Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Anthony D. Pell, Chairman, Basil M. Briggs and Kevin P. Collins. Our Board of Directors has determined that each member of the Audit Committee is "independent", as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act and Rule 10A-3 under the Exchange Act, and is an "independent director" under the current listing standards of the American Stock Exchange.

Audit Committee Financial Expert. Our Board of Directors has determined that each member of the Audit Committee (Anthony D. Pell, Chairman, Basil M. Briggs and Kevin P. Collins) is financially literate and is an "audit committee financial expert", as that term is defined in Item 401(h)(2) of Regulation S-K under the Exchange Act.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act ("Section 16(a)") requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding Common Stock, to file initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the SEC, and to furnish us with copies of all such reports that they file. Based solely upon our review of the copies of such reports we have received, and written representations from our directors and executive officers, we believe that, during fiscal 2005, all reports required by Section 16(a) to be filed by such persons were timely filed, except that one report of one transaction by each of Messrs. Briggs, Pell, Hinton and Bernard, and one report of one transaction by Gruber & McBaine Capital Management, LLC, was inadvertently filed late.

Codes of Ethics

We have adopted two codes of ethics, which are designed to encourage our directors, officers and employees to act with the highest level of integrity. These codes were attached as exhibits to our Annual Report on Form 10-K for fiscal 2003 and are available on our website at www.metretek.com under "Investor Info - Corporate Governance." We will provide a copy of these codes without charge upon written request addressed to our Secretary at our principal executive offices.

We have adopted the Metretek Technologies, Inc. Code of Ethics for Principal Executive Officer and Senior Financial Officers, which is a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior financial employees. The purpose of the Code of Ethics is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a consistently legal and ethical manner.

We have also adopted the Metretek Technologies, Inc. Code of Business Conduct and Ethics, which is a code of conduct that applies to all of our directors, officers and employees. Under the Code of Business Conduct and Ethics, each officer, director and employee is required to maintain a commitment to high standards of conduct and ethics. The Code of Business Conduct and Ethics covers many areas of professional conduct, including conflicts of interest, insider trading, protection of confidential information, and strict adherence to all laws and regulations applicable to the conduct of our business. Directors, officers and employees are strongly encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Business Conduct and Ethics.

If we make any amendment to, or grant any waiver from, a provision of our Code of Ethics or our Code of Business Conduct and Ethics to any of our directors, executive officers or senior financial officers, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

Item 11. Executive Compensation

Summary Compensation

The following table sets forth the total compensation that we paid or accrued for services rendered to us in all capacities during the last three fiscal years by our Chief Executive Officer and by our four other most highly compensated executive officers, based on total salary and bonus, in fiscal 2005 (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation(1)			Long Term Compensation Awards		
Name and Principal Position	**Year**	**Salary($)**	**Bonus($)**	**Other Annual Compensation**	**Restricted Stock Awards ($) (2)**	**Securities Underlying Options (#)**	**All Other Compensation ($)(3)**
W. Phillip Marcum...................... Chairman of the Board, President and Chief Executive Officer	2005	$325,000	$255,000(4)	$ 0	0	100,000(5)	$7,438
	2004	311,615	50,000(6)	60,500(7)	110,000	50,000(8)	7,638
	2003	295,000	0	0	0	0	7,138
A. Bradley Gabbard.................... Executive Vice President and Chief Financial Officer	2005	200,000	235,000(4)	0	0	55,000(9)	7,438
	2004	191,346	55,000(6)	30,250(7)	55,000	25,000(8)	7,638
	2003	175,000	75,000	0	0	0	7,117
Sidney Hinton (10)...................... President and CEO, PowerSecure, Inc.	2005	262,019	191,000	0	0	50,000(5)	7,438
	2004	253,850	104,186(11)	18,150(7)	33,000	0	7,638
	2003	250,000	117,341(11)	0	0	0	7,138
John Bernard (12)............. President and CEO, Southern Flow	2005	147,315	50,000	0	0	50,000(5)	6,571
	2004	112,098	8,000	0	0	25,000(8)	4,547
Daniel J. Packard (13)............... President and CEO, MGT	2005	130,604	52,000 (14)	0	0	25,000(9)	906

(1) Excludes perquisites and other personal benefits, if any, which were less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Named Executive Officer.

(2) The dollar value of the restricted stock awards during fiscal 2004 is calculated by multiplying the total number of restricted shares by $2.20, the closing sale price of our Common Stock on July 15, 2004, the date of the awards, as reported on the OTC Bulletin Board. These dollar values do not reflect any adjustment for risk of forfeiture or for restrictions on transferability. All shares of restricted stock vest in three equal annual installments, which commenced on January 1, 2005, subject to the officer remaining employed with us on the vesting dates, and further subject to immediate vesting upon a change in control. All awards of restricted stock were made under our 1998 Stock Incentive Plan, as amended and restated (the "1998 Stock Incentive Plan").

As of December 31, 2005, based on $8.95, the closing sale price of our Common Stock on such date as reported on the American Stock Exchange, Mr. Marcum held 33,333 unvested shares of restricted stock valued at $298,330, Mr. Gabbard held 16,666 unvested shares of restricted stock valued at $149,161, and Mr. Hinton held 10,000 unvested shares of restricted stock valued at $89,500. The officer enjoys all the benefits of ownership of unvested shares of restricted stock, including the right to vote the shares and to receive any dividends and other distributions with respect to the shares on the same terms as any other shares of Common Stock, other than the right to transfer or dispose of the shares.

(3) Amounts paid or accrued on behalf of the Named Executive Officers in fiscal 2005 in this column include the following:

Name	401(k) Matching	Group Term Life Insurance Premiums	Long-Term Disability Insurance Premiums
W. Phillip Marcum.....	$6,300	$882	$256
A. Bradley Gabbard......	6,300	882	256
Sidney Hinton	6,300	882	256
John Bernard................	4,869	738	256
Daniel Packard............	0	650	256

(4) Bonus from Executive Incentive Compensation Plan adopted by the Compensation Committee in March 2005, from a bonus pool based primarily on our net income plus other appropriate factors in the discretion of the Compensation Committee. In addition, the bonus to Mr. Marcum includes a $50,000 bonus unrelated to the Executive Incentive Compensation Plan.

(5) These options vested immediately upon grant.

(6) Includes a signing bonus paid in connection with the amended and restated employment agreements of $50,000 for Mr. Marcum and $25,000 for Mr. Gabbard.

(7) Reflects a tax "gross-up" payment intended to reimburse the executive for taxes payable with respect to the restricted stock grant.

(8) These options vest in three equal annual installments, commencing on the grant date, subject to immediate vesting upon a change in control.

(9) Of these options, 30,000 options granted to Mr. Gabbard and 25,000 options granted to Mr. Packard vest in three equal annual installments, commencing on the grant date, subject to immediate vesting upon a change in control. The remainder of these options vested immediately upon grant.

(10) Became an executive officer during fiscal 2003. Compensation includes all amounts paid or accrued for the entire fiscal 2003.

(11) Bonus resulting from the bonus formula based upon PowerSecure's cash flow from operations, as provided in Mr. Hinton's employment agreement. See "--Employment Agreements, Change in Control and Termination of Employment Arrangements and Other Compensation Arrangements" below.

(12) Appointed as the President and Chief Executive Officer of Southern Flow on December 1, 2004. Compensation includes all amounts paid or accrued for the entire fiscal 2004.

(13) Became an executive officer during fiscal 2005. Compensation includes all amounts paid or accrued for the entire fiscal 2005.

(14) Reflects bonus payments from our equity investee, MM 1995-2, for services rendered on behalf of MM 1995-2.

Employment Agreements, Change in Control and Termination of Employment Arrangements and Other Compensation Arrangements

W. Phillip Marcum and A. Bradley Gabbard. On March 15, 2006, we entered into amended and restated employment agreements with W. Phillip Marcum, our Chairman of the Board, President and Chief Executive Officer, and A. Bradley Gabbard, our Executive Vice President and Chief Financial Officer. These amended and restated employment agreements set forth the basic terms of employment for each executive.

Under these employment agreements, the employment terms of Messrs. Marcum and Gabbard continue through December 31, 2009 and will be automatically extended for successive one-year periods, unless either we or the executive gives six months prior written notice of termination. The base salaries under these employment agreements, which are subject to annual upward adjustments at the discretion of the Board of Directors, are currently set at $375,000 for Mr. Marcum and $245,000 for Mr. Gabbard. In addition to the base salary, the employment agreements provide, among other things, for standard benefits commensurate with the management levels involved.

The employment agreements also contain certain restrictions on each executive's ability to compete, use of confidential information and use of inventions and other intellectual property.

The employment agreements with Messrs. Marcum and Gabbard provide that if the employment of the executive is terminated for any reason, other than by us for "cause" (as defined in the employment agreements), including termination by death, by disability, by us without cause, by the executive voluntarily or due to the expiration of the employment term or any renewal period, then the executive will be entitled to receive a severance package in the amount of three times, for Mr. Marcum, and two times, for Mr. Gabbard, the sum of his most recent base salary plus his average annual bonus over the three years before the date of termination. The severance package shall be paid pro rata over a six year period for Mr. Marcum and over a two year period for Mr. Gabbard.

The employment agreements also include change in control provisions designed to provide for continuity of management in the event we undergo a change in control. If within three years after a "change in control", the officer is terminated by us for any reason other than for cause, or if the executive terminates his employment for "good reason", as such terms are defined in the employment agreements, then the executive is entitled to receive a lump-sum severance payment equal to three times, for Mr. Marcum, and two times, for Mr. Gabbard, the amount of his then base salary, together with certain other payments and benefits, including continued participation in all our insurance plans for a period of three years for Mr. Marcum and two years for Mr. Gabbard. Under these employment agreements, a change in control will be deemed to have occurred only if:

- any person or group becomes the beneficial owner of 50% or more of our Common Stock;

- a majority of our present directors are replaced, unless the election of any new director is approved by a two-thirds vote of the current (or properly approved successor) directors;

- we approve a merger, consolidation, reorganization or combination, other than one in which our voting securities outstanding immediately prior thereto continue to represent more than 50% of our total voting power or of the surviving corporation following such a transaction and our directors continue to represent a majority of our directors or of the surviving corporation following such transaction; or

- we approve a sale of all or substantially all of our assets.

The employment agreements also provide for us to establish an incentive compensation fund, to be administered by our Compensation Committee, to provide for incentive compensation to be paid to each officer or employee (including Messrs. Marcum and Gabbard) deemed by the Compensation Committee to have made a substantial contribution to us in the event of a change of control of Metretek or of the sale of substantially all of our assets or similar transactions. The total amount of incentive compensation from the fund available for distribution will be determined by a formula based on the amount by which the fair market value per share of the Common Stock exceeds $10.08, multiplied by a factor ranging from 10-20% depending upon the ratio of the fair market value to $10.08. In the case of the sale of a significant subsidiary or substantially all of the assets of a significant subsidiary, a similar pro rata distribution is required.

Sidney Hinton. On October 15, 2005, PowerSecure entered into an amended and restated employment and non-competition agreement with Sidney Hinton, the President and Chief Executive Officer of PowerSecure. Mr. Hinton's employment term was extended until January 1, 2009, and is renewable for additional one-year renewal periods when the term expires, unless either PowerSecure or Mr. Hinton gives 30 days prior written notice of termination. In addition, Mr. Hinton's severance period and the post-employment non-competition period was extended to two years.

The base salary under Mr. Hinton's employment agreement is currently set at $315,000, subject to annual upward adjustments at the discretion of the Board of Directors. In addition to the base salary, Mr. Hinton's employment agreement provides, among other things, for standard benefits commensurate with the management level involved, as well as an annual bonus of 7% of PowerSecure's cash flow from operations.

If Mr. Hinton's employment is terminated for any reason, other than by us for "cause" (as defined in the employment agreement), including termination by death, by disability, by us without cause, by Mr. Hinton voluntarily, or due to the expiration of the employment term or any renewal period, then Mr. Hinton will be entitled to receive a severance package, payable over the subsequent two years, in the amount of two times the sum of his most recent base salary plus his average bonuses for the two years before and for the year of the date of termination, if he had remained employed. Under his employment agreement, Mr. Hinton is prohibited from competing with the business of PowerSecure or its affiliates for a period of two years after the termination of his employment. The employment agreement also contains certain restrictions on Mr. Hinton's use of confidential information and use of inventions and other intellectual property.

Mr. Hinton's employment agreement also includes a change in control provision designed to provide for continuity of management in the event we or PowerSecure undergoes a change in control. If within three years after a change in control, Mr. Hinton is terminated by us for any reason other than for "cause", or if Mr. Hinton terminates his employment for "good reason" (as such terms are defined in Mr. Hinton's employment agreement), then Mr. Hinton is entitled to receive a lump-sum severance payment equal to the amount of his severance package discussed above, together with certain other payments and benefits, including continued participation in our insurance plans for a period of two years.

John D. Bernard. On October 15, 2005, Southern Flow entered into an employment and non-competition agreement with John D. Bernard, the President and Chief Executive Officer of Southern Flow. Mr. Bernard's employment agreement provides for an employment term through December 31, 2007, and is renewable for additional one-year renewal periods when the term expires, unless either Southern Flow or Mr. Bernard gives 30 days prior written notice of termination. In addition, Mr. Bernard's severance period and the post-employment non-competition period was extended to two years.

The base salary under Mr. Bernard's employment agreement, which is subject to annual upward adjustments at the discretion of the Board of Directors, is currently set at $170,000. In addition to the base salary, the employment agreement provides, among other things, for Mr. Bernard's participation in Southern Flow bonus plans generally and for standard employee benefits.

If Mr. Bernard's employment is terminated for any reason, other than by us for "cause" (as defined in the employment agreement), including termination by death, by disability, by us without cause, by Mr. Bernard voluntarily, or due to the expiration of the employment term or any renewal period, then Mr. Bernard will be entitled to receive a severance package, payable over the subsequent two years, in the amount of one-half (1/2) times, if his employment terminates on or before December 31, 2006, or one (1) time, if his employment terminates on or after January 1, 2007, the sum of his most recent base salary plus his average bonuses for the three years before the date of termination. Under the employment agreement, Mr. Bernard is prohibited from competing with the business of Southern Flow or its affiliates for a period of six months, if his employment terminates on or before December 31, 2006, or one year, if his employment terminates on or after January 1, 2007, after the termination of his employment. The employment agreement also contains certain restrictions on Mr. Bernard's use of confidential information and use of inventions and other intellectual property.

Mr. Bernard's employment agreement also includes a change in control provision designed to provide for continuity of management in the event we or Southern Flow undergoes a change in control. If within three years after a change in control, Mr. Bernard is terminated by us for any reason other than for "cause", or if Mr. Bernard terminates his employment for "good reason" (as such terms are defined in the employment agreement), then Mr. Bernard is entitled to receive a lump-sum severance payment equal to the amount of his severance package discussed above, together with certain other payments and benefits, including continued participation in of our insurance plans for a period of six months or one year, depending on the date of termination, matching the period of his non-competition covenant discussed above.

Stock Option Grants

The following table sets forth certain information with respect to stock options granted during fiscal 2005 to the Named Executive Officers. We did not grant any stock appreciation rights, alone or in tandem with stock options, during fiscal 2005.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(5)	
Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price ($/Sh)(3)	Expiration Date (4)	5%($)	10%($)
W. Phillip Marcum.....	100,000	16.2%	$6.65	12/05/15	$418,219	$1,059,811
A. Bradley Gabbard......	30,000(6)	4.9%	3.06	02/04/15	57,733	146,237
	25,000	4.1%	6.65	12/05/15	104,555	264,953
Sidney Hinton	25,000	4.1%	4.22	09/26/15	66,349	168,135
	25,000	4.1%	6.65	12/05/15	104,555	264,953
John Bernard................	25,000	4.1%	4.22	09/26/15	66,349	168,135
	25,000	4.1%	6.65	12/05/15	104,555	264,953
Daniel J. Packard...........	25,000(6)	4.1%	3.06	02/04/15	48,111	121,918

(1) These options are incentive stock options granted under our 1998 Stock Incentive Plan, have ten year terms and were fully vested on the grant date, except as otherwise noted.

(2) Based upon options to purchase an aggregate of 616,000 shares of Common Stock granted to employees during fiscal 2005.

(3) The exercise price of these options is equal to or greater than the fair market value of the Common Stock on the date of grant, based upon the last sale price of the Common Stock on such date as reported on the American Stock Exchange (for options granted on or after August 10, 2005) or on the OTC Bulletin Board (for options granted prior thereto).

(4) These options may terminate before their terms expire due to the termination of the optionee's employment or the optionee's disability or death.

(5) The dollar amounts in these columns set forth the hypothetical gains that could be achieved for the respective option grants, assuming that the market price of our Common Stock appreciates in value from the date of grant through the term of the options at the annualized rates of 5% and 10%, respectively, contained in the table, which rates are specified by SEC rules and do not represent our estimate or projection of the future appreciation of the price of our Common Stock. There is no assurance that the rates of appreciation set forth in this table can be achieved or that the amounts reflected will be received by the optionees. In addition, the potential realizable value set forth in these columns is net of the option exercise price but before taxes associated with any exercise. Actual gains, if any, on option exercises will be dependent on, among other things, the timing of such exercises and the future performance of our Common Stock.

(6) These options vest in three equal installments, commencing on the grant date, subject to immediate vesting upon a change in control.

Stock Option Exercises and Values

The following table sets forth information with respect to stock options held by the Named Executive Officers on December 31, 2005. No Named Executive Officer exercised any stock options during fiscal 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
W. Phillip Marcum....	383,334	16,666	$2,263,837	$ 98,163
A. Bradley Gabbard..	289,167	28,333	1,932,319	166,881
Sidney Hinton...........	195,000	-	1,148,500	-
John Bernard............	85,876	8,333	405,653	49,081
Daniel Packard.......	41,666	18,334	209,829	107,171

(1) For purposes of this table and in accordance with SEC rules, the value of unexercised in-the-money options is calculated based solely upon the excess of $8.95, the closing sale price of our Common Stock on December 31, 2005 as reported on the American Stock Exchange, over the exercise price of the option. An option is "in-the-money" if the fair market value of the underlying shares of Common Stock exceeds the exercise price of the option. However, the actual value, if any, that an optionee may realize upon exercise of a stock option will be dependent upon the future market price of our Common Stock and the optionee's continued employment through the vesting period.

Director Compensation

Directors who are also our officers or employees do not receive any additional compensation for serving on the Board of Directors or its committees. All directors are reimbursed for their out-of-pocket costs of attending meetings of the Board of Directors and its committees. Directors who are not also our officers or employees ("Non-Employee Directors") receive a monthly retainer for their service on our Board of Directors and any committees thereof, including attending meetings. In 2005, the monthly retainer was $2,500, and in 2006 the monthly retainer is $3,000. Non-Employee Directors also receive stock options under an annual formula ("Annual Director Options") under our 1998 Stock Incentive Plan. Under the formula for these Annual Director Options, each person who is first elected or appointed to serve as a Non-Employee Director is automatically granted an option to purchase 5,000 shares of Common Stock. On the date of the annual meeting of stockholders each year, each Non-Employee Director is automatically granted an Annual Director Option to purchase that number of shares of Common Stock equal to the annual retainer payable to directors ($36,000 for 2006) divided by the closing sale price of the Common Stock, as reported on the American Stock Exchange, unless he was first elected within six months of that date. All Annual Director Options vest and become exercisable immediately upon grant. Additional non-formula options can be granted to Non-Employee Directors under the 1998 Stock Incentive Plan in the discretion of the Board of Directors.

All Annual Director Options granted to Non-Employee Directors are non-qualified stock options exercisable at a price equal to the fair market value of the Common Stock on the date of grant and have ten year terms, subject to earlier termination in the event of the termination of the optionee's status as a director or the optionee's death. Annual Director Options remain exercisable for one year after a Non-Employee Director dies and for that number of years after a Non-Employee Director leaves the Board of Directors (for any reason other than death or removal for cause) equal to the number of full or partial years that the Non-Employee Director served as a director, but not beyond the original ten year term of the option. Any other option granted to a director may contain different terms at the discretion of the Board.

As of March 3, 2006, options to purchase 247,238 shares of Common Stock were outstanding to our current Non-Employee Directors, at exercise prices ranging from $0.46 to $17.38 per share.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of our Board of Directors are Basil M. Briggs, Chairman, Anthony D. Pell and Kevin P. Collins. No member of our Compensation Committee is or has ever been an officer or employee of ours or of any of our subsidiaries. None of our executive officers serves as a member of the board of directors or of the compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or of our Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 3, 2006 (except as otherwise indicated in the footnotes below) by:

- each person who is known by us to beneficially own 5% or more of the outstanding shares of our Common Stock;
- each of our directors;
- each of the Named Executive Officers; and
- all of our directors and executive officers as a group.

The share ownership information in the following table is based upon information supplied to us by the persons named in the table and upon filings made by such persons with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes either voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, each person named in the table below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by such person, subject to applicable community property laws. In computing the "Number" and the "Percent of Class" beneficially owned by a person, beneficial ownership includes any shares of Common Stock issuable under options, warrants, conversion rights and other rights that are exercisable on or within 60 days of March 3, 2006. These underlying shares, however, are not included in computing the "Percent of Class" of any other persons. The "Percent of Class" is based 13,443,251 shares of Common Stock outstanding on March 3, 2006. The business address for all of our Named Executive Officers and directors is 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203.

	Shares of Common Stock	
Name of Beneficial Owner	**Number**	**Percent of Class**
Gruber & McBaine Capital Management, LLC (2) 50 Osgood Place, Penthouse San Francisco, CA 94133	1,338,939	9.97
DDJ Capital Management, LLC (1) 141 Linden Street, Suite 4 Wellesley, Massachusetts 02482	1,024,769	7.6
Sidney Hinton (3)	805,101	5.9
W. Phillip Marcum (4)	641,635	4.6
A. Bradley Gabbard (5)	459,453	3.3
Anthony D. Pell (6)	183,175	1.4
Basil M. Briggs (7)	148,249	1.1
Kevin P. Collins (8)	129,276	1.0
John Bernard (9)	86,234	0.6
Daniel J. Packard (10)	61,667	0.5
All directors and executive officers as a group (9 persons)(11)	2,580,255	17.5

(1) Information based, in part, on Amendment No. 9 to Schedule 13D filed with the SEC on January 17, 2006, by DDJ Capital Management, LLC ("DDJ"), B III-A Capital Partners, L.P. ("B III-A Capital Partners") and GP III-A, LLC ("GP III-A"), indicating beneficial ownership as of January 5, 2006. Information also based, in part, on Amendment No. 4 to Schedule 13G filed with the SEC on February 13, 2006 by General Motors Trust Company, as trustee for GMAM Investment Funds Trust II ("GMAM") and General Motors Investment Management Corporation ("GMIMCO"), indicating beneficial ownership as of January 5, 2006. Includes 168,498 shares of Common Stock held by B III-A Capital Partners, 519,284 shares of Common Stock held by DDJ Canadian High Yield Fund, and 336,987 shares of Common Stock held by GMAM. GP III-A is the general partner of, and DDJ is the investment manager for, B III-A Capital Partners. DDJ is the investment advisor to the DDJ Canadian High Yield Fund. DDJ is an investment manager for GMAM.

(2) Information based, in part, upon Schedule 13G filed with the SEC on February 3, 2006 by Gruber & McBaine Capital Management, LLC ("GMCM"), Jon D. Gruber ("Gruber"), J. Patterson McBaine ("McBaine"), Eric B. Swergold ("Swergold"), J. Lynn Rose ("Rose") and Lagunitas Partners LP ("Lagunitas"), indicating beneficial ownership as of December 31, 2005. GMCM is the manager of GMI and the general partner of Lagunitas, an investment limited partnership. Messrs. Gruber and McBaine are the managers, controlling persons and portfolio managers of GMCM and have voting control and investment discretion over the securities held by Lagunitas and GMI. GMCM, Messrs. Gruber, McBaine and Swergold and Ms. Rose constitute a group within the meaning of Rule 13d-5(b). Lagunitas is not a member of any group and disclaims beneficial ownership of the securities with respect to its ownership is reposited.

(3) Includes 195,000 shares that may be acquired by Mr. Hinton upon the exercise of currently exercisable stock options. Also includes 5,000 restricted shares that are subject to risk of forfeiture prior to vesting.

(4) Includes 383,334 shares that may be acquired by Mr. Marcum upon the exercise of currently exercisable stock options. Also includes 16,666 restricted shares that are subject to risk of forfeiture prior to vesting.

(5) Includes 2,187 shares owned by immediate family members of Mr. Gabbard and 299,167 shares that may be acquired by Mr. Gabbard upon the exercise of currently exercisable stock options. Also includes 8,333 restricted shares that are subject to risk of forfeiture prior to vesting.

(6) Includes 2,937 shares held by Mr. Pell's wife. Also includes 117,026 shares that may be acquired by Mr. Pell upon the exercise of currently exercisable stock options.

(7) Includes 105,952 shares that are owned jointly with Mr. Briggs wife and 11,000 shares held in a family trust of which Mr. Briggs is a trustee. Also includes 3,186 shares that may be acquired by Mr. Briggs upon the exercise of currently exercisable stock options.

(8) Includes 127,026 shares that may be acquired by Mr. Collins upon the exercise of currently exercisable stock options.

(9) Includes 85,876 shares that may be acquired by Mr. Bernard upon the exercise of currently exercisable stock options.

(10) Includes 51,667 shares that may be acquired by Mr. Packard upon the exercise of stock options that are currently exercisable or that are exercisable within 60 days of March 3, 2006.

(11) Includes 1,317,949 shares that may be acquired upon the exercise of currently exercisable stock options. Also includes 29,999 restricted shares that are subject to risk of forfeiture prior to vesting. See note notes (3) through (10).

Equity Compensation Plan Information

We have three compensation plans that have been approved by our stockholders under which our equity securities have been authorized for issuance to directors, officers, employees, advisors and consultants in exchange for goods or services:

- our 1991 Stock Option Plan;
- our Directors' Stock Option Plan; and
- our 1998 Stock Incentive Plan.

The following table sets forth information about the shares of our Common Stock that may be issued upon the exercise of outstanding options, warrants and other rights under all of our existing equity compensation plans as of December 31, 2005, all of which were approved by our stockholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	2,349,143(2)	2.98 (3)	0
Equity compensation plans not approved by security holders	-	N/A	-
Total	2,349,143 (2)	$2.98 (3)	0

(1) Represents options to purchase shares of Common Stock granted under our 1991 Stock Option Plan, our Directors' Stock Option Plan and our 1998 Stock Incentive Plan. We will not grant any future options under our 1991 Stock Option Plan or our Directors' Stock Option Plan.

(2) Includes 60,000 shares of restricted stock that were unvested as of December 31, 2005.

(3) This calculation excludes shares subject to restricted stock awards, as there is no exercise price associated with those awards.

Item 13. Certain Relationships and Related Transactions

During fiscal 2005, Mr. Hinton's son was employed by PowerSecure in a sales and administrative capacity and received total compensation, including salary and bonus, of $73,666 for services rendered as an employee during fiscal 2005 and was granted options to purchase 35,000 shares of our Common Stock at an exercise price of $5.89 per share, the closing sale price of the Common Stock as reported in the American Stock Exchange on the date of grant. In addition, during fiscal 2005, Mr. Hinton's brother-in-law was employed by PowerSecure as a project manager and received total compensation, including salary and bonus, of $53,969 for services rendered as an employee during fiscal 2005 and was granted options to purchase 10,000 shares of our Common Stock at an exercise price of $6.65 per share, the closing sale price of the Common Stock as reported in the American Stock Exchange on the date of grant.

We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements require us to indemnify such directors against certain liabilities that may arise against them by reason of their status or service as officers or directors, to the fullest extent permitted by Delaware law, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We maintain an insurance policy covering our officers and directors under which the insurer has agreed to pay the amount of any claim made against our officers or directors that such officers or directors may otherwise be required to pay or for which we are required to indemnify such officers and directors, subject to certain exclusions and conditions, up to policy limits.

Any material transaction between us and any related party must be approved by our Audit Committee, which is comprised solely of independent directors.

Item 14. Principal Accountant Fees and Services

On September 30, 2004, we engaged Hein & Associates LLP ("Hein") to serve as our independent registered public accounting firm and dismissed Deloitte & Touche LLP ("Deloitte"). Deloitte audited our financial statements as of and for fiscal 2003 and for all prior fiscal years, and reviewed our first two quarterly reports on Form 10-Q during fiscal 2004, and Hein audited our financial statements as of and for fiscal 2004 and fiscal 2005 and reviewed all subsequent Form 10-Q's. See "Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

Fees

The aggregate fees for professional services rendered to us by Deloitte in fiscal 2004 prior to its dismissal and for professional services rendered by Hein in fiscal 2004 and fiscal 2005 were as follows:

	Fiscal 2004 Fees		Fiscal 2005 Fees
	Hein	Deloitte	Hein
Audit Fees (1)	$ 100,000	$ 20,000	$ 120,000
Audit-Related Fees (2)	16,939	21,683	23,192
Tax Fees (3)	20,295	0	22,800
All Other Fees	0	0	0
Total	$ 137,234	$ 41,683	$ 165,992

(1) "Audit Fees" represents fees billed for professional services rendered for the audits of our consolidated annual financial statements and for the reviews of our consolidated interim financial statements included in our Quarterly Reports on Form 10-Q.

(2) "Audit-Related Fees" represents fees billed for professional services rendered by Deloitte in connection with two registration statements filed by us with the SEC in connection with a private placement transaction, and for professional services rendered by Hein relating to the audit of our 401(k) plan and the audit of MM 1995-2, an unconsolidated affiliate.

(3) "Tax Fees" represents fees billed for professional services rendered by Hein for tax compliance, tax advice and tax planning for us and for MM 1995-2.

The Audit Committee has determined that the provision of non-audit services by Hein in fiscal 2004 and 2005 was compatible with maintaining their independence.

Audit Committee Pre-Approval Policy

Our Audit Committee has adopted a policy that requires the Audit Committee to pre-approve all audit and non-audit services to be provided by the independent registered public accounting firm. The Audit Committee may delegate this pre-approval authority to one or more of its members. Such a member must report any decisions to the Audit Committee at the next scheduled meeting. In accordance with this pre-approval policy, all professional services provided by our independent registered public accounting firm during fiscal 2005 were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as a part of this Report:

1. *Financial Statements*

The following consolidated financial statements of Metretek Technologies, Inc. are included on pages F-1 to F-34 of this Report:

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

The following financial statement schedule is filed as part of this Report:

Schedule II - Metretek Technologies, Inc. Valuation and Qualifying Accounts
For the Years Ended December 31, 2005, 2004 and 2003

The following consolidated financial statements of Marcum Midstream 1995-2 Business Trust are included on pages G-1 to G-11 of this Report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Income for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

All other financial statement schedules are omitted because the required information is not applicable or required or is presented in our consolidated financial statements and notes thereto.

3. *Exhibits*

The following exhibits are filed with, or incorporated by reference into, this Report:

Number	Description
(3.1)	Second Restated Certificate of Incorporation of Metretek Technologies, Inc. (Incorporated by reference to Exhibit 4.1 to Metretek's Registration Statement on Form S-3, Registration No. 333-96369.)
(3.2)	Amended and Restated By-Laws of Metretek Technologies, Inc. (Incorporated by reference to Exhibit 4.2 to Metretek's Registration Statement on Form S-8, Registration No. 333-62714.)
(4.1)	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to Metretek's Registration Statement on Form S-18, Registration No. 33-44558.)
(4.2)	Amended and Restated Rights Agreement, dated as of November 30, 2001, between Metretek Technologies, Inc. and Computershare Investor Services, LLC.

(Incorporated by reference to Exhibit 4.1 to Metretek's Registration Statement on Form 8-A/A, Amendment No. 5, filed November 30, 2001.)

(4.3) Amendment No. 1, dated as of April 22, 2004, to Amended and Restated Rights Agreement between Metretek Technologies, Inc. and ComputerShare Investor Services, LLC. (Incorporated by reference to Exhibit 10.6 to Metretek's Current Report on Form 8-K filed May 6, 2004).

(4.4) Form of Securities Purchase Agreement, dated as of April 29, 2004, by and among Metretek Technologies, Inc. and the purchasers a signatory thereto ("Investors"). (Incorporated by reference to Exhibit 10.1 to Metretek's Current Report on Form 8-K filed May 6, 2004).

(4.5) Form of Registration Rights Agreement, dated as of April 29, 2004, by and among Metretek Technologies, Inc. and the Investors. (Incorporated by reference to Exhibit 10.2 to Metretek's Current Report on Form 8-K filed May 6, 2004).

(4.6) Form of Warrant, dated May 3, 2004, issued by Metretek Technologies, Inc. to the Investors. (Incorporated by reference to Exhibit 10.3 to Metretek's Current Report on Form 8-K filed May 6, 2004).

(10.1) 1991 Stock Option Plan, as amended and restated December 5, 1996. (Incorporated by reference to Exhibit 10.2 to Metretek's Annual Report on Form 10-KSB for the year ended December 31, 1996.)*

(10.2) Directors' Stock Option Plan, as amended and restated December 2, 1996. (Incorporated by reference to Exhibit 10.3 to Metretek's Annual Report on Form 10-KSB for the year ended December 31, 1996.)*

(10.3) Second Amended and Restated Employment Agreement, dated as of March 20, 2006, by and between Metretek Technologies, Inc. and W. Phillip Marcum. (Filed herewith.)*

(10.4) Second Amended and Restated Employment Agreement, dated as of March 20, 2006, by and between Metretek Technologies, Inc. and A. Bradley Gabbard. (Filed herewith.)*

(10.5) Metretek Technologies, Inc. 1998 Stock Incentive Plan, amended and restated as of June 14, 2004. (Incorporated by reference to Exhibit 4.3 to Metretek's Registration Statement on Form S-8, Registration No. 333-116431.)*

(10.6) Form of Incentive Stock Option Agreement under the Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended.. (Incorporated by reference to Exhibit 10.1 to Metretek's Current Report on Form 8-K, filed August 25, 2004)*

(10.7) Form of Non-Qualified Stock Option Agreement under the Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended. (Incorporated by reference to Exhibit 10.2 to Metretek's Current Report on Form 8-K, filed August 25, 2004)*

(10.8) Form of Restricted Stock Agreement under the Metretek Technologies, Inc. 1998 Stock Incentive Plan, as amended. (Incorporated by reference to Exhibit 10.3 to Metretek's Current Report on Form 8-K, filed August 25, 2004)*

(10.9) Form of Indemnification Agreement between Metretek Technologies, Inc. and each of its directors. (Incorporated by reference to Exhibit 10.21 to Metretek's Annual Report on Form 10-KSB for the year ended December 31, 1999.)

(10.10) Prototype - Basic Plan Document for the Metretek - Southern Flow Savings and Investment Plan. (Incorporated by reference to Exhibit 4.7 to Metretek's Registration Statement on Form S-8, Registration No. 333-42698.)*

(10.11) Adoption Agreement for the Metretek - Southern Flow Savings and Investment Plan. (Incorporated by reference to Exhibit 4.8 to Metretek's Registration Statement on Form S-8, Registration No. 333-42698.)*

(10.12) Amended and Restated Employment and Non-Competition Agreement, dated as of November 15, 2005, between PowerSecure, Inc. and Sidney Hinton. (Incorporated by reference to Exhibit 10.1 to Metretek's Current Report on Form 8-K filed November 21, 2005)*

(10.13) Employment and Non-Competition Agreement, dated as of November 15, 2005, between Southern Flow Companies, Inc. and John Bernard. (Incorporated by reference to Exhibit 10.2 to Metretek's Current Report on Form 8-K filed November 21, 2005)*

(10.14) Employment and Non-Competition Agreement, dated as of February 6, 2006, between EnergyLite, Inc. and Ronald W. Gilcrease (Incorporated by reference to Exhibit 10.1 to Metretek's Current Report on Form 8-K filed February 10, 2006)*

(10.15) Form of Stock Purchase Agreement, dated as of September 10, 2004, by and between Metretek Technologies, Inc. and the employee-shareholders of PowerSecure, Inc. (Incorporated by reference to Exhibit 10.1 to Metretek's Current Report on Form 8-K, filed September 13, 2004)*

(10.16) Amended Stipulation of Settlement, filed March 3, 2004, among Douglas W. Heins on behalf of himself and all others similarly situated, and Metretek Technologies, Inc., et. al. (Incorporated by reference to Exhibit 10.39 to Metretek's Annual Report on Form 10-K for the year ended December 31, 2003.)

(10.17) Order Granting Final Approval of the Partial Settlement, dated June 11, 2004. (Incorporated by reference to Exhibit 99.1 to Metretek's Current Report on Form 8-K filed June 14, 2004.)

(10.18) Summary Sheet of Compensation of Non-Employee Directors. (Filed herewith.)

(10.19) Lease Agreement, dated March 2005, between H & C Holdings, LLC and PowerSecure, Inc. (Filed herewith.)

(14.1) Metretek Technologies, Inc. Code of Ethics for Principal Executive Officer and Senior Financial Officers. (Incorporated by reference to Exhibit 14.1 to Metretek's Annual Report on Form 10-K for the year ended December 31, 2003.)

(14.2) Metretek Technologies, Inc. Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.2 to Metretek's Annual Report on Form 10-K for the year ended December 31, 2003.)

(21.1) Subsidiaries of Metretek Technologies, Inc. (Filed herewith.)

(23.1) Consent of Hein & Associates LLP (Filed herewith.)

(23.2) Consent of Deloitte & Touche LLP (Filed herewith.)

(31.1) Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

(31.2) Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

(32.1)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 and Rule 13a-14(b) or 15d-14(b) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
(32.2)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 and Rule 13a-14(b) or 15d-14(b) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

---

*Management contract or compensation plan or arrangement.

(b) Item 601 Exhibits

The exhibits required by this Item are listed under Item 15(a)(3) of this Report, above.

(c) Financial Statement Schedules

The financial statement schedules required by this Item are listed under Item 15(a)(2) of this Report, above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METRETEK TECHNOLOGIES, INC.

By: /s/ W. Phillip Marcum
W. Phillip Marcum, President and
Chief Executive Officer
Date: March 20, 2006

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, THAT each of the undersigned directors and officers of Metretek Technologies, Inc. hereby constitutes and appoints W. Phillip Marcum, A. Bradley Gabbard and Paul R. Hess, and each of them, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, sign any and all amendments to this report, and the file the same, with exhibitions thereto and other documents in connection therein with the Securities and Exchange Commission hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ W. Phillip Marcum W. Phillip Marcum	Chairman of the Board, President, Chief Executive Officer and Director (Principal executive officer)	March 20, 2006
/s/ A. Bradley Gabbard A. Bradley Gabbard	Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director (Principal financial officer)	March 20, 2006
/s/ Gary J. Zuiderveen Gary J. Zuiderveen	Vice President, Controller, Principal Accounting Officer and Secretary (Principal accounting officer)	March 20, 2006
/s/ Basil M. Briggs Basil M. Briggs	Director	March 20, 2006
/s/ Kevin P. Collins Kevin P. Collins	Director	March 20, 2006

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Metretek Technologies, Inc

We have audited the accompanying consolidated balance sheets of Metretek Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Our audit also included the financial statement schedule listed in the index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metretek Technologies, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Metretek Technologies, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Metretek Technologies, Inc. and subsidiaries (the "Company") for the year ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, stockholders' equity, and cash flows of Metretek Technologies, Inc. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As disclosed in Note 3 to the consolidated financial statements, the Company discontinued the MCM operations in December 2004. The results of MCM prior to the disposition are included in loss on discontinued operations in the accompanying consolidated financial statement for the year ended December 31, 2003. Also, as disclosed in Note 1 to the consolidated financial statements, the Company adopted EITF 03-6, "*Participating Securities and the Two-Class Method Under FASB Statement No. 128*".

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Denver, Colorado
March 25, 2004 (March 11, 2005
as to the effects of the discontinued
operations described in Note 3 and
the adoption of EITF 03-6 described
in Note 1)

METRETEK TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2005	December 31, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,188,310	$ 2,951,489
Trade receivables, net of allowance for doubtful accounts of $95,144 and $740,742, respectively	12,031,539	8,702,437
Other receivables	36,669	25,850
Inventories	3,450,267	3,190,653
Prepaid expenses and other current assets	527,269	524,508
Total current assets	18,234,054	15,394,937
PROPERTY, PLANT AND EQUIPMENT:		
Equipment	5,669,788	5,052,664
Vehicles	132,988	61,041
Furniture and fixtures	550,863	543,127
Land, building and improvements	517,511	796,182
Total property, plant and equipment, at cost	6,871,150	6,453,014
Less accumulated depreciation and amortization	3,657,856	3,715,884
Property, plant and equipment, net	3,213,294	2,737,130
OTHER ASSETS:		
Goodwill (Notes 1 and 5)	8,840,148	8,840,148
Patents, intangibles and capitalized software development, net of accumulated amortization of $1,280,019 and $1,135,843, respectively	479,221	233,390
Investment in unconsolidated affiliate	2,299,218	2,077,301
Assets of discontinued operations (Note 3)	192,821	780,000
Other assets	60,170	148,010
Total other assets	11,871,578	12,078,849
TOTAL	$33,318,926	$30,210,916

See accompanying notes to consolidated financial statements.

METRETEK TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2005	December 31, 2004
CURRENT LIABILITIES:		
Accounts payable	$ 3,283,898	$ 3,206,094
Accrued and other liabilities	8,786,830	5,896,493
Notes payable (Note 6)	1,248,286	1,171,988
Capital lease obligations (Note7)	3,884	3,477
Total current liabilities	13,322,898	10,278,052
LONG-TERM NOTES PAYABLE (Note 6)	3,593,523	6,075,065
NON-CURRENT CAPITAL LEASE OBLIGATIONS (Note 7)	3,210	7,094
LIABILITIES OF DISCONTINUED OPERATIONS (Note 3)		843,649
COMMITMENTS AND CONTINGENCIES (Note 8)		
MINORITY INTEREST IN SUBSIDIARIES (Note 10)	169,755	89,792
STOCKHOLDERS' EQUITY (Note 10):		
Preferred stock - undesignated, \$.01 par value; 2,000,000 shares authorized; none issued and outstanding		
Preferred stock - Series C, \$.01 par value; 500,000 shares authorized; none issued and outstanding		
Common stock, \$.01 par value; 25,000,000 shares authorized; 12,577,530 and 12,186,741 shares issued and outstanding, respectively	125,775	121,867
Additional paid-in-capital	72,321,099	71,413,120
Deferred compensation	(66,000)	(132,000)
Accumulated deficit	(56,151,334)	(58,485,723)
Total stockholders' equity	16,229,540	12,917,264
TOTAL	$ 33,318,926	$ 30,210,916

See accompanying notes to consolidated financial statements.

METRETEK TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004	2003
REVENUES:			
Sales and services	$ 46,748,658	$ 34,700,954	$ 36,332,145
Other	503,894	475,969	141,591
Total revenues	47,252,552	35,176,923	36,473,736
COSTS AND EXPENSES:			
Cost of sales and services	32,749,798	23,897,325	25,686,448
General and administrative	8,820,560	6,834,960	6,105,010
Selling, marketing and service	2,595,200	2,112,203	1,600,684
Depreciation and amortization	563,889	578,516	514,640
Research and development	712,725	667,293	626,760
Interest, finance charges and other	608,963	480,110	285,437
Total costs and expenses	46,051,135	34,570,407	34,818,979
Income from continuing operations before minority interest, income taxes, and equity income	1,201,417	606,516	1,654,757
Equity in income of unconsolidated affiliate	1,689,537	1,254,509	468,790
Minority interest (Note 10)	(210,875)	(238,389)	(207,280)
Income taxes (Note 9)	(45,690)	(47,590)	(56,980)
Income from continuing operations	2,634,389	1,575,046	1,859,287
Discontinued operations of MCM (Note 3)			
Loss on disposal of MCM	(300,000)	(3,355,301)	-
Loss from operations of MCM	-	(1,463,285)	(980,302)
Loss on discontinued operations	(300,000)	(4,818,586)	(980,302)
Net income (loss)	$ 2,334,389	$ (3,243,540)	$ 878,985
PER SHARE AMOUNTS (NOTE 1):			
Income from continuing operations:			
Basic	$ 0.21	$ 0.03	$ 0.11
Diluted	$ 0.20	$ 0.03	$ 0.11
Net income (loss):			
Basic	$ 0.19	$ (0.47)	$ (0.06)
Diluted	$ 0.18	$ (0.45)	$ (0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	12,287,107	9,531,199	6,043,469
Diluted	13,360,515	10,035,730	6,051,580

See accompanying notes to consolidated financial statements.

METRETEK TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock Shares	Common Stock Value	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2003	6,043,469	$ 60,435	$ 55,092,132		$ (53,987,204)	$ 1,165,363
Net income					878,985	878,985
Minority interest stock compensation			15,000			15,000
Preferred stock distribution					(890,191)	(890,191)
BALANCE, DECEMBER 31, 2003	6,043,469	60,435	55,107,132		(53,998,410)	1,169,157
Net loss					(3,243,540)	(3,243,540)
Private placement, net	3,510,548	35,105	9,793,586			9,828,691
Conversion of preferred stock	1,329,173	13,292	4,413,996			4,427,288
Stock issued in acquisition of PowerSecure minority Interest	950,000	9,500	1,492,925			1,502,425
Stock option exercises	263,551	2,635	408,381			411,016
Stock awards	90,000	900	197,100	$ (198,000)		
Amortization of deferred compensation				66,000		66,000
Preferred stock distribution					(1,243,773)	(1,243,773)
BALANCE, DECEMBER 31, 2004	12,186,741	121,867	71,413,120	(132,000)	(58,485,723)	12,917,264
Net income					2,334,389	2,334,389
Stock warrant and option exercises	390,789	3,908	907,979			911,887
Amortization of deferred compensation				66,000		66,000
BALANCE, DECEMBER 31, 2005	12,577,530	$ 125,775	$ 72,321,099	$ (66,000)	$ (56,151,334)	$ 16,229,540

See accompanying notes to consolidated financial statements.

METRETEK TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,334,389	$ (3,243,540)	$ 878,985
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss on disposal of MCM operations	300,000	3,355,301	-
Loss from discontinued operations of MCM	-	1,463,285	980,302
Depreciation and amortization	563,889	578,516	514,640
Minority interest in subsidiary	210,875	238,389	222,280
Loss on disposal of property, plant and equipment	13,497	262	13,327
Equity in income of unconsolidated affiliate	(1,689,537)	(1,254,509)	(468,790)
Distributions from unconsolidated affiliate	1,507,956	807,732	332,137
Stock compensation	66,000	66,000	-
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables, net	(3,209,526)	(2,834,777)	(2,403,211)
Inventories	(226,971)	(1,235,077)	(775,449)
Other current assets	(63,580)	(1,241)	14,195
Other noncurrent assets	87,840	(71,940)	(18,069)
Accounts payable	77,804	1,227,868	381,356
Accrued and other liabilities	3,379,151	476,609	1,661,378
Net cash provided by (used in) continuing operations	3,351,787	(427,122)	1,333,081
Net cash used by discontinued operations of MCM	(610,546)	(1,441,705)	(804,083)
Net cash provided by (used in) operating activities	2,741,241	(1,868,827)	528,998
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in unconsolidated affiliate	(58,045)	(955,784)	-
Patent, software and other intangible assets acquired	(390,007)	(47,467)	(2,000)
Purchases of property, plant and equipment	(939,808)	(2,229,640)	(294,067)
Minority interest acquired	-	(80,979)	-
Proceeds from sale of property, plant and equipment	-	5,700	800
Net cash used in investing activities	(1,387,860)	(3,308,170)	(295,267)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from private placement	-	9,828,691	-
Proceeds from stock warrant and option exercises	911,887	411,016	-
Net (payments) borrowings on line of credit	(1,307,081)	75,863	1,074,390
Proceeds from equipment and project loans	335,247	1,212,570	30,169
Proceeds from investment loan	-	960,784	-
Principal payments on long-term notes payable	(1,433,410)	(979,867)	(71,049)
Distributions to minority interests	(130,912)	(55,701)	-
Payments on preferred stock redemptions	(488,814)	(5,344,660)	-
Payments on capital lease obligations	(3,477)	(81,885)	(50,409)
Net cash provided by (used in) financing activities	(2,116,560)	6,026,811	983,101
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(763,179)	849,814	1,216,832
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,951,489	2,101,675	884,843
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,188,310	$ 2,951,489	$ 2,101,675

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – The accompanying consolidated financial statements include the accounts of Metretek Technologies, Inc. ("Metretek Technologies") and its subsidiaries, primarily Southern Flow Companies, Inc. ("Southern Flow"), PowerSecure, Inc. ("PowerSecure") (and its wholly-owned subsidiaries, UtilityEngineering, Inc. and PowerServices, Inc.), Metretek, Incorporated ("Metretek Florida") (and its majority-owned subsidiary, Metretek Contract Manufacturing Company, Inc. ("MCM")), and Marcum Gas Transmission, Inc. ("MGT") (and its majority-owned subsidiary, Conquest Acquisition Company LLC ("CAC LLC")), collectively referred to as the "Company."

Metretek Technologies was incorporated on April 5, 1991. The focus of the Company's business operations is currently in the following areas: 1) Southern Flow provides natural gas measurement services; 2) PowerSecure designs and installs distributed generation equipment and related services; and 3) Metretek Florida is engaged in automated energy data management. See Note 11 for more information concerning the Company's reportable segments.

Principles of Consolidation – The consolidated financial statements include the accounts of Metretek Technologies and its subsidiaries after elimination of intercompany accounts and transactions. The Company uses the equity method to account for its investment in unconsolidated affiliate.

Use of Estimates – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include percentage-of-completion estimates, allowance for doubtful accounts receivable, inventory valuation reserves, and deferred tax valuation allowance.

Revenue Recognition – Equipment and supply sales are recognized when delivered, and natural gas measurement revenues are recognized as services are provided. The Company utilizes the percentage-of-completion method of revenue recognition for PowerSecure's contracts. Under the percentage-of-completion method of accounting, PowerSecure recognizes project revenues (and associated project costs) based on estimates of the value added for each portion of the projects completed. Revenues and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses, if any, are recorded when identified. Amounts billed to customers in excess of revenues recognized to date are classified as current liabilities. The Company recognizes revenues on PowerSecure's shared savings distributed generation projects as the customer realizes energy savings at their site.

Statement of Cash Flows – The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

	2005	2004	2003
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 577,458	$ 404,030	$ 202,668
State income taxes	53,217	12,958	56,980
Supplemental schedule of non-cash investing and financing activities:			
Capital lease obligations incurred for the purchase of equipment	-	526,395	98,424
Acquisition of minority interest in PowerSecure through issuance of stock	-	1,202,249	-
Issuance of restricted stock compensation	-	198,000	-
Note receivable in payment for sale of discontinued MCM operations	-	780,000	-
Conversion of preferred stock	-	4,427,288	-

Accounts Receivable – The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company continuously monitors collections and payments from its customers and regularly adjusts credit limits of customers based upon payment history and a customer's current credit worthiness, as judged by the Company. The Company maintains a provision for estimated credit losses. The December 31, 2004 balance of the allowance for doubtful accounts includes $587,000 provided for losses on receivables from the discontinued operations of the Company's MCM business (see Note 3).

Inventories – Inventories are stated at the lower of cost (determined primarily on a first-in, first-out basis) or market. Inventories at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Raw materials and supplies	$1,636,966	$3,013,759
Work in process	477,616	471,270
Finished goods and merchandise	1,501,944	1,253,894
Valuation reserve	(166,259)	(1,548,270)
Total	$3,450,267	$3,190,653

The raw materials and supplies inventory at December 31, 2004, includes $1,567,000 of inventory from the discontinued operations of the Company's MCM business (see Note 3), of which $1,199,000 was reserved for losses expected upon disposal of that inventory.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 151, "Inventory Costs, an amendment of ARB No.

43, Chapter 4". FAS No. 151 amends the guidance in Chapter 4, "Inventory Pricing," of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. FAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of FAS No. 151 are effective for fiscal years beginning after June 15, 2005, which the Company will be required to adopt for fiscal 2006. The Company does not expect that the adoption of FAS No. 151 will have a material effect on its consolidated financial position or results of operations.

Property, Plant and Equipment – Property, plant and equipment are stated at cost and are generally depreciated using the straight-line method over their estimated useful lives, which depending on asset class ranges from 2 to 30 years. Property, plant and equipment includes items under capital lease with a net book value of $8,536 and $10,813 at December 31, 2005 and 2004, respectively.

Investment in Unconsolidated Affiliate –The Company, through MGT, holds a minority interest in Marcum Midstream 1995-2 Business Trust ("MM 1995-2") which it acquired in early 1996. During the third quarter of 2005 and the first quarter of 2004, the Company acquired additional equity interests in MM 1995-2 at a purchase price of $58,000 and $956,000, respectively. As a result of these additional investments, the Company currently owns an approximate 27% economic interest in MM 1995-2. MM 1995-2 owns and operates five water disposal well facilities in northeastern Colorado.

To facilitate the acquisition of the additional equity interests in the first quarter of 2004, MGT formed CAC LLC, a majority-owned subsidiary. Financing of the acquired equity interests was provided by a $961,000 term loan from a commercial bank to CAC LLC. The loan is collateralized by CAC LLC's and MGT's collective interests in MM 1995-2, and the Company has provided a guaranty of $625,000 of the term loan. The term loan provides for 60 monthly payments of principal and interest (at a rate of 5.08%) in the amount of approximately $18,500 per month. Cash distributions from MM 1995-2 to CAC LLC are being used to fund the monthly payments on the term loan.

The Company utilizes the equity method to account for its investment in MM 1995-2. The minority shareholder's interest in CAC LLC at December 31, 2005 and 2004, is included in minority interest in the accompanying consolidated financial statements.

Summarized financial information for MM 1995-2 at December 31, 2005 and 2004 and for the three years ended December 31, 2005 are as follows:

	December 31, 2005	December 31, 2004
Total current assets	$ 2,173,222	$ 1,766,687
Property, plant and equipment, net	6,180,090	5,158,373
Total other assets	15,429	16,537
Total assets	$ 8,368,741	$ 6,941,597
Total current liabilities	$ 1,151,906	$ 812,796
Long-term note payable	912,799	419,559
Total shareholders' equity	6,304,036	5,709,242
Total liabilities and shareholders' equity	$ 8,368,741	$ 6,941,597

	Year Ended December 31, 2005	2004	2003
Total revenues	$ 10,263,085	$ 7,208,648	$ 5,311,822
Total costs and expenses	4,868,291	3,299,248	2,480,899
Net income	$ 5,394,794	$ 3,909,400	$ 2,830,923

Goodwill and Other Intangible Assets – Effective January 1, 2002, the Company adopted the provisions of FAS No. 141, "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." FAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. FAS No. 142 states that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that do not have an indefinite life continue to be amortized over their estimated useful lives. Effective June 30, 2002, the Company completed the initial testing of the impairment of goodwill required by FAS No. 142. The Company also tests for goodwill impairment annually on October 1. As a result of these tests, the Company has concluded that there has been no impairment of goodwill as of each of the respective testing dates.

The Company capitalizes software development costs integral to its products once technological feasibility of the products and software has been determined. Software development costs are being amortized over five years, using the straight-line method. Unamortized software development costs at December 31, 2005 and 2004 are $180,141 and $233,390, respectively. Patents and license agreements are amortized using the straight-line method over the lesser of their estimated economic lives or their legal term of existence, currently 3 to 5 years. Unamortized patent and license costs at December 31, 2005 and 2004 are $299,080 and $0, respectively.

Accrued and Other Liabilities – Accrued and other liabilities at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Accrued project costs	$ 3,977,009	$ 829,615
Payroll, employee benefits and related liabilities	2,191,619	1,441,216
Sales, property and other taxes payable	634,892	229,366
Advance billings on projects in progress	634,404	1,601,773
Preferred stock redemption obligation	405,143	893,957
Deferred revenue	402,113	408,097
Insurance premiums and reserves	172,713	416,786
Warranty reserve	71,446	67,229
Other	297,491	8,454
Total	$ 8,786,830	$ 5,896,493

Conditional Asset Retirement Obligations—In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing or method of settlement. FIN 47 requires that the uncertainty about the timing or method of settlement of a conditional asset retirement obligation be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 during the year ended December 31, 2005. The adoption of FIN 47 had no effect on the Company's financial position or results of operations.

Income (Loss) Per Share – Basic income (loss) per share is computed using the weighted average number of shares outstanding. Diluted income (loss) per share reflects the potential dilutions that would occur if stock options were exercised using the average market price for the Company's stock for the period. The Emerging Issues Task Force ("EITF") issued EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share" ("EITF 03-6"). The Company adopted EITF 03-6 as of April 1, 2004, and has retroactively adjusted prior periods pursuant to its provisions. EITF 03-6 provides guidance for the computation of earnings per share using the two-class method for enterprises with participating securities or multiple classes of common stock as required by Statement of Financial Accounting Standards No. 128. The two-class method allocates undistributed earnings to each class of common stock and participating securities for the purpose of computing basic earnings per share. The Company's Series B Redeemable Preferred Stock was a participating security under the provisions of EITF 03-6 for periods prior to its redemption on December 9, 2004. No undistributed earnings are allocable to the Company's Series B Redeemable Preferred Stock for the years ended December 31, 2005 and 2004 since such shares have been redeemed effective December 9, 2004.

The following table sets forth the calculation of basic and diluted earnings per share:

	Year Ended December 31, 2005	2004	2003
Income from continuing operations	$ 2,634,389	$ 1,575,046	$ 1,859,287
Less preferred stock deemed distribution (1)	-	(1,243,773)	(890,191)
Income from continuing operations to be allocated	2,634,389	331,273	969,096
Less allocation of undistributed earnings to participating preferred stock	-	-	(327,302)
Income from continuing operations attributable to common shareholders	2,634,389	331,273	641,794
Loss from discontinued operations	(300,000)	(4,818,586)	(980,302)
Net income (loss) attributable to common shareholders	$ 2,334,389	$ (4,487,313)	$ (338,508)
Basic weighted-average common shares outstanding in period	12,287,107	9,531,199	6,043,469
Add dilutive effects of stock options	1,073,408	504,531	8,111
Diluted weighted-average common shares outstanding in period	13,360,515	10,035,730	6,051,580
Basic earnings (loss) per common share:			
Income from continuing operations	$ 0.21	$ 0.03	$ 0.11
Loss from discontinued operations	(0.02)	(0.50)	(0.16)
Basic earnings per common share (2)	$ 0.19	$ (0.47)	$ (0.06)
Diluted earnings (loss) per common share:			
Income from continuing operations	$ 0.20	$ 0.03	$ 0.11
Loss from discontinued operations	(0.02)	(0.48)	(0.16)
Diluted earnings per common share (2)	$ 0.18	$ (0.45)	$ (0.06)

(1) The preferred stock deemed distribution for the year ended December 31, 2004 includes a non-cash charge (expense) of $593,000, which represents the estimated fair market value of inducement conveyed to the converting Preferred Stockholders in connection with the Private Placement discussed further in Note 2.

(2) Basic and diluted earnings per share for the year ended December 31, 2003 differ from the amounts originally presented in the Company's Annual Report on Form 10-K dated December 31, 2003 for the effects of the allocation of earnings to participating preferred stock as required by the provisions of EITF 03-6.

Deferred Compensation – During the third quarter 2004, the Company awarded, subject to restrictions, 90,000 shares of common stock to certain executives of the Company. The stock awards vest in one-third increments over a three-year period. The Company recorded deferred compensation expense in the amount of $198,000 for the fair market value of the stock on the date of the award. The deferred compensation is being amortized over the remaining vesting period. The Company amortized $66,000 of the deferred compensation expense during each of the years ended December 31, 2005 and 2004.

Stock Based Compensation – In December 2004, the FASB issued its final standard on accounting for employee stock options, FAS No. 123 (Revised 2004), "Share-Based Payment" ("FAS No. 123(R)"). FAS No. 123(R) replaces FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". FAS No. 123(R) requires companies to measure compensation costs for all share-based payments, including grants of employee stock options, based on the fair value of the awards on the grant date and to recognize such expense over the period during which an employee is required to provide services in exchange for the award. The pro forma disclosures previously permitted under FAS No. 123 will no longer be an alternative to financial statement recognition.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107, (Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R), contains interpretive guidance related the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC amended Rule 4-01(a) of Regulation X under the Exchange Act to defer the effective date of FAS 123(R) to the first fiscal year beginning on or after June 15, 2005.

The Company is required to adopt FAS No. 123(R) on January 1, 2006, and will use the modified prospective transition method and apply the expense recognition provisions of FAS No. 123 to all awards granted, modified, repurchased or cancelled on or after that date, and to the unvested portions of previously issued and outstanding awards beginning on January 1, 2006. The Company believes its adoption of FAS No. 123(R) and application of SAB 107 will result in expense amount that are similar to the current pro forma disclosures under FAS No. 123.

At December 31, 2005, the Company has three stock-based employee and director compensation plans, which are described more fully in Note 10. Through December 31, 2005, the Company accounted for stock-based compensation related to stock options issued under these plans using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, no compensation cost has been recognized for stock option grants to employees and directors, as all options granted under those plans had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of FAS No. 123, as amended by FAS No. 148 and FAS No. 123(R), for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31, 2005	2004	2003
Net income (loss) applicable to common shareholders - as reported	$ 2,334,389	$ (4,487,313)	$ (338,508)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(971,944)	(193,047)	(76,437)
Net income (loss) applicable to common shareholders - pro forma	$ 1,362,445	$ (4,680,360)	$ (414,945)
Income (loss) per basic common share:			
As reported	$ 0.19	$ (0.47)	$ (0.06)
Pro forma	$ 0.11	$ (0.49)	$ (0.07)
Income (loss) per diluted common share:			
As reported	$ 0.18	$ (0.45)	$ (0.06)
Pro forma	$ 0.10	$ (0.47)	$ (0.07)

The fair values of stock options were calculated using the Black-Scholes stock option valuation model with the following weighted average assumptions for grants in 2005, 2004 and 2003: expected volatility of 50%, 58% and 107%, respectively; risk-free interest rate of 4.19%, 3.53% , and 3.50%, respectively; dividend rate of $0.00 per year; and an expected life of 4 years for options granted to employees and 10 years for options granted to directors.

Research and Developments Costs – Research and development costs relating principally to the design and development of products (exclusive of costs capitalized under FAS 86) are expensed as incurred.

Financial Instruments – In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140". FAS 155 eliminates the exemption from applying FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to interests in securitized financial assets. The Company will be required to adopt FAS 155 effective January 1, 2007. The Company does not expect adoption of FAS 155 will have a material impact on its financial position or results of operations.

Impairment or Disposal of Long-Lived Assets – The Company evaluates its long-lived assets whenever significant events or changes in circumstances occur that indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted future net cash flows from the operations to which the assets relate, based on management's best estimates using appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the asset.

Reclassifications – During the third quarter of 2004, the Board of Directors of the Company approved a plan to discontinue the business of MCM and sell all of its manufacturing assets (See Note 3). The operations of the discontinued MCM disposal group have been reclassified to discontinued operations for all periods presented in the accompanying consolidated statements of operations. Certain other 2004 and 2003 amounts have been reclassified to conform to current year presentation. Such reclassifications had no effect on net income or loss.

2. PRIVATE PLACEMENT AND CONVERSION OF SERIES B PREFERRED STOCK

In May 2004, the Company completed a private placement to institutional and accredited investors of 3,510,548 shares of its common stock and warrants to purchase 702,109 shares of its common stock (the "Private Placement"), raising gross proceeds of $10,883,000. The price paid in the Private Placement was $3.10 per unit, each unit consisting of one share of common stock and a warrant to purchase 0.2 shares of common stock. Roth Capital Partners, LLC acted as placement agent in the Private Placement.

The Company received net cash proceeds of $9,829,000 from the Private Placement, after deducting transaction expenses including the placement agent's fee. The net proceeds from the Private Placement were used by the Company principally to meet its mandatory redemption obligations related to its Series B Preferred Stock, par value $.01 per share ("Series B Preferred Stock"), which matured on December 9, 2004 (the "Mandatory Redemption Date"), and for other business commitments and initiatives.

The warrants issued in the Private Placement have an exercise price of $3.41 per share of common stock and expire in May 2009. In addition to the warrants issued to the investors, the Company issued warrants to purchase up to 351,055 shares of common stock to the placement agent, which warrants are on the same basic terms as the warrants issued to the investors and which could also be exercised on a cashless basis. The warrants are callable by the Company commencing one year after issuance if the trading price of the common stock is at least two times the warrant exercise price for 30 consecutive trading days and certain other conditions are satisfied. The Company filed a registration statement with the Securities and Exchange Commission (the "SEC"), covering resales of shares of common stock issued in the Private Placement or upon the exercise of the warrants.

During the year ended December 31, 2005, the Company received $514,000 from the exercise or redemption of 160,646 of the warrants issued in the Private Placement. At December 31, 2005, 892,518 of the warrants remained outstanding. On January 19, 2006, the Company exercised its right to call the remaining outstanding warrants by requiring the exercise of all remaining outstanding and unexercised warrants on or before February 19, 2006. Through February 19, 2006, 801,517 of the warrants outstanding at December 31, 2005 had been exercised resulting in an additional $1,774,000 proceeds to the Company and the issuance of 705,000 shares of common stock of the Company.

In addition, as a condition precedent to the closing of the Private Placement, certain holders of the Company's outstanding shares of Series B Preferred Stock converted a total of 2,500 shares of Series B Preferred Stock, including accrued and unpaid dividends thereon. The purpose of this conversion was to reduce the Company's potential preferred stock mandatory redemption liability at the Mandatory Redemption Date from approximately $10.3 million to approximately $6.6 million, a reduction of $3.7 million. Upon conversion, the converting Preferred Stockholders received 1,209,133 shares of common stock (inclusive of 55,871 additional shares of common stock ("Additional Shares") intended to compensate the converting Preferred Stockholders for dividends that they would otherwise receive on the converted preferred shares between the Private Placement closing date and the Mandatory Redemption Date) and new warrants to purchase 1,209,133 shares of common stock. The new warrants were exercisable at a strike price of $3.0571 per share of common stock and expired unexercised on June 9, 2005. The strike price of the new warrants was the same price as the conversion price of the Series B Preferred Stock. The Company included both the Additional Shares and the shares of common stock issuable upon exercise of the new warrants in the registration statement filed with the SEC in connection with the Private Placement.

As a result of the Preferred Stock conversion described in the immediately preceding paragraph, the Company recorded a second quarter of 2004 non-cash charge (expense) in the amount of $543,000 as an additional preferred stock deemed dividend. This charge represents the approximate fair market value of inducement conveyed to the converting Preferred Stockholders. The inducement amount relates principally to the estimated fair market values of the new warrants and the Additional Shares. See also Note 1 – "Income (Loss) per Share."

During the third quarter of 2004, additional holders of the Company's outstanding shares of Series B Preferred Stock converted a total of 250 shares of Series B Preferred Stock, including accrued and unpaid dividends. The conversion terms were identical to those terms offered to holders who converted their shares of Series B Preferred stock in connection with the Private Placement. Upon conversion, the converting Preferred Stockholders received 120,040 shares of common stock and new warrants to purchase 120,040 shares of common stock at a strike price of $3.0571 per share of common stock. These new warrants also expired unexercised on June 9, 2005. The Company recorded a third quarter 2004 non-cash charge in the amount of $25,000 as an additional preferred stock deemed dividend, representing the fair market value of inducement conveyed to the converting Preferred Stockholders.

3. DISCONTINUED OPERATIONS OF MCM

During the third quarter of 2004, the Board of Directors of the Company approved a plan to discontinue the business of MCM and sell all of its manufacturing assets. The Company made its determination to exit the contract manufacturing business as the result of recent unacceptable losses in that business that have adversely affected the consolidated financial results of the Company, as well as industry and market factors and recent projections of operations that are not favorable to the Company in the foreseeable future.

On December 30, 2004, the Company sold the contract manufacturing assets and business of the MCM disposal group to InstruTech Florida, LLC ("InstruTech Florida"), a newly formed wholly-owned subsidiary of InstruTech, Inc., a Colorado-based contract manufacturer of printed circuit boards and other instrumentation products. InstruTech Florida issued a promissory note in the amount of $780,000 to the Company for the assets and business acquired. In connection with the sale to InstruTech Florida, the Company provided $50,000 in the form of a bridge loan to InstruTech Florida. The Company recorded a loss during the fourth quarter of 2004 in the amount of $3,355,000 on the disposal of MCM, including a loss of $2,835,000 on the disposal of the MCM assets.

On May 9, 2005, the Company received notice that InstruTech Florida intended to discontinue the acquired business. As a result, the Company took possession of the purchased equipment from InstruTech Florida and commenced liquidating the equipment. The Company also completed an estimate of the net recoverable value of the equipment, including the effect on the recovery of the note receivable from InstruTech Florida and amounts advanced under terms of the bridge loan.

As a result, the Company recorded an additional provision for loss on the disposal of MCM (and its remaining net assets) by $300,000 during the first quarter of 2005.

Management has updated its estimated net recovery values of MCM assets through December 31, 2005, and believes no additional loss on disposal of the discontinued assets will be required. However, the Company cannot provide any assurance of the timing and amounts that will ultimately be recovered from the liquidation of the remaining inventory and equipment, and recovery of accounts receivable.

At December 31, 2005, all liabilities of the MCM disposal group have been paid. The remaining assets of the MCM disposal group in the aggregate amount of $192,821 at December 31, 2005, consists of the Company's best estimate of the recovery value of accounts receivable, miscellaneous production equipment and inventory.

The assets and liabilities of the MCM disposal group at December 31, 2004, consisted of the following:

Assets:	
Accounts receivable, net	$ 416,370
Inventory, net	368,265
	$ 784,635
Liabilities:	
Capital lease terminations	$ 580,446
Operating lease obligations	97,738
Employee severance obligations	165,465
	$ 843,649

Revenues of the MCM disposal group for the years ended December 31, 2004 and 2003 were $3,976,000 and $2,369,000, respectively. Operations of the MCM disposal group had previously been included in the Company's Metretek Florida operating segment.

4. SERIES B PREFERRED STOCK

On February 4, 2000, the Company completed a $14,000,000 private placement (the "Units Private Placement") of 7,000 units ("Units"), with each Unit consisting of 200 shares of common stock, 1 share of Series B Preferred Stock and warrants ("Unit Warrants") to purchase 100 shares of common stock. In the Units Private Placement, the Company issued 1,400,000 shares of common stock, 7,000 shares of Series B Preferred Stock and Unit Warrants to purchase 700,000 shares of common stock. The Series B Preferred Stock was subject to a mandatory redemption date of December 9, 2004. The Unit Warrants expired unexercised on December 9, 2004.

The proceeds from the sale of the Units were allocated to common stock, the Unit Warrants, and the Series B Preferred Stock based on the relative fair value of each on the date of issuance. This allocation process resulted in certain Series B Preferred Stock being initially recorded at a discount of $141 per share from its $1,000 per share liquidation value. The amortization of the discount, along with the preferred stock dividend at a rate of 8%, was recorded as a distribution over the term of the Series B Preferred Stock.

In connection with the Private Placement (see Note 2), a total of 2,750 shares of the Series B Preferred Stock were converted to common stock during 2004. The remaining 4,250 shares of

Series B Preferred Stock were redeemable on December 9, 2004 at a liquidation preference of $1,000 per share plus accrued and unpaid dividends at an annual rate of 8%. The total redemption obligation of the 4,250 Series B Preferred Stock shares at December 9, 2004 was $6,239,000. During the year ended December 31, 2004, the Company fully retired 3,641 of the preferred stock shares at a total redemption value of $5,345,000. During the year ended December 31, 2005, the Company retired an additional 333 shares of the preferred stock at a redemption value of $489,000. At December 31, 2005, the Company's redemption obligation on the remaining 276 preferred stock shares is $405,000. The Company expects to retire the remaining preferred stock shares during 2006 as the holders of the remaining preferred shares present such shares to the Company for redemption.

5. ACQUISITION OF MINORITY INTEREST IN POWERSECURE

Effective January 1, 2003, PowerSecure authorized the issuance of shares totaling up to 15% of its outstanding common stock to its employees, including 7% to the President and Chief Executive Officer of PowerSecure, as equity incentive compensation. At December 31, 2003, shares representing 13.88% of the outstanding shares of PowerSecure had been issued to PowerSecure employees.

The Company recognized compensation expense in the amount of $15,000 during the first quarter of 2003 upon the issuance of shares of PowerSecure to its employee shareholders based on the estimated fair value of the shares on the date of issuance, net of amounts owed by PowerSecure to the Company. The minority interest in the income of PowerSecure for the year ended December 31, 2003, was $207,280, and is included as a separate line-item in the consolidated statements of operations.

During the third quarter of 2004, the Company entered into agreements to exchange 950,000 shares of the Company's common stock for the 13.88% minority interest in PowerSecure. Upon approval by certain shareholders of the Company and the receipt of a fairness opinion, the exchanges occurred on November 22, 2004, at which time PowerSecure became a wholly-owned subsidiary of the Company. Accounting for the acquisition of the minority interest was based upon the fair value of the stock of the Company issued in the acquisition. As a result of the transaction, the Company's obligation to the PowerSecure's minority shareholders in the amount of $300,000 was eliminated, 950,000 shares of the Company's common stock was issued, and goodwill in the amount of $1,202,000 was recorded on the books of PowerSecure representing the excess of the fair value of the shares issued in the acquisition over the historical book basis of the minority interest acquired.

6. DEBT

The balance of notes payable at December 31, 2005 and 2004 consists of the following:

	2005	2004
Lines of credit	$ 1,314,200	$ 2,621,281
Term loans:		
Settlement note payable	1,687,500	2,437,500
Equipment and project loans	1,210,604	1,138,203
Investment loan	629,505	824,171
Mortgage loan	-	225,898
Total notes payable	4,841,809	7,247,053
Less current maturities:		
Settlement note payable	(750,000)	(750,000)
Equipment and project loans	(300,453)	(225,027)
Investment loan	(197,833)	(187,769)
Mortgage loan	-	(9,192)
Current maturities of notes payable	(1,248,286)	(1,171,988)
Long-term maturities of notes payable	$ 3,593,523	$ 6,075,065

Lines of Credit – On September 2, 2005, the Company, along with Southern Flow, PowerSecure and Metretek Florida, entered into a Credit Agreement (the "Credit Agreement") with First National Bank of Colorado (the "FNBC"), providing for a $4.5 million revolving credit facility (the "Credit Facility"). Southern Flow and PowerSecure are the borrowers under the Credit Facility. Amounts borrowed under the Credit Facility bear interest at a rate of prime plus one and a half percent (prime + 1.50%) (7.75% at December 31, 2005). The Credit Facility matures on September 1, 2007. The Credit Facility refinanced the Company's existing credit facility with Wells Fargo Business Credit, Inc. ("Wells Fargo"). The Credit Facility is expected to be used primarily to fund the operations and growth of PowerSecure, as well as the operations of Southern Flow and Metretek Florida.

The Credit Facility is structured in two parts: a $2.5 million facility for PowerSecure (the "PowerSecure Facility") and a $2.0 million facility for Southern Flow (the "Southern Flow Facility"). Borrowings under the PowerSecure Facility are limited to a borrowing base consisting of the sum of 75% of PowerSecure's eligible accounts receivable, plus 25% of the sum of PowerSecure's unbilled accounts receivable less the amount of PowerSecure's unearned revenues or advanced billings on contracts, plus 25% of PowerSecure's inventory. Borrowings under the Southern Flow Facility are limited to a borrowing base consisting of the sum of 80% of Southern Flow's eligible accounts receivable, plus 20% of Southern Flow's inventory, plus 70% of Metretek Florida's eligible accounts receivable. As of December 31, 2005, the aggregate borrowing base under the Credit Facility was $4,500,000, of which $1,314,000 had been borrowed, leaving $3,186,000 in unused Credit Facility availability.

The obligations of PowerSecure and Southern Flow, as borrowers, under the Credit Agreement are secured by security agreements (the "Security Agreements") by Southern Flow, PowerSecure and Metretek Florida and are guaranteed by the Company in a guaranty (the "Guaranty"). The Security Agreements grant to FNBC a first priority security interest in virtually all of the assets of each of the parties to the Credit Agreement.

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including financial covenants pertaining to minimum cash flow coverage ratios and maximum debt to tangible net worth ratios of the Company and PowerSecure, minimum current assets to current liabilities ratios of PowerSecure and Southern Flow, as well as a minimum tangible net worth by Southern Flow. The Credit Agreement does not contain any financial covenants pertaining to Metretek Florida. The Credit Agreement contains other customary covenants that apply to the Company, PowerSecure, Southern Flow and Metretek Florida, limiting the incurrence of additional indebtedness or liens, restricting dividends and redemptions of capital stock, restricting their ability to engage in mergers, consolidations, sales and acquisitions, to make investments, to issue guarantees of other obligations, to engage in transactions with affiliates to or make restricted payments and other matters customarily restricted in secured loan agreements, without FNBC's prior written consent.

The Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, certain bankruptcy or insolvency events, judgment defaults and certain ERISA-related events. The Credit Facility also contains an annual unused credit line fee.

In connection with entering the Credit Agreement described above, the Company terminated its credit facility with Wells Fargo (the "Wells Fargo Credit Facility"). The Wells Fargo Credit Facility was a $3.26 million secured revolving line of credit that previously constituted the Company's primary credit facility and was scheduled to expire on September 30, 2006. In connection with the termination of the Wells Fargo Credit Facility, the Company paid Wells Fargo a $32,600 termination fee, which is included in interest and finance charges in the accompanying consolidated statements of operations, representing one percent (1%) of the maximum line of $3,260,000.

Term Loans – In connection with the settlement of the class action litigation more fully described in Note 8, the Company issued a term note payable in the amount of $3.0 million (the "Settlement Note"). The Settlement Note bears interest at the rate of prime plus three percent (8.25% at December 31, 2005) is payable in 16 quarterly installments, each of $187,500 principal plus accrued interest. The Settlement Note is guaranteed by all of the Company's subsidiaries. The Company commenced payments on the Settlement Note on June 30, 2004. At December 31, 2005 and 2004, the principal balance due on the Settlement Note was $1,687,500 and $2,437,500, respectively.

During the first quarter of 2004, the Company acquired additional equity interests in MGT's unconsolidated affiliate, which acquisition was financed through a $961,000 term loan from a commercial bank to CAC LLC (the "Investment Loan"). The Investment Loan is collateralized by CAC LLC's and MGT's collective interests in MM 1995-2, and the Company has provided a guaranty of $625,000 of the loan. The Investment Loan provides for 60 monthly payments of principal and interest (at a rate of 5.08%). Cash distributions from MM 1995-2 to CAC LLC have been used to fund the monthly payments on the Investment Loan. At December 31, 2005 and 2004, the principal balance due on the Investment Loan was $629,505 and $824,171, respectively.

PowerSecure currently has three shared savings project loans outstanding to Caterpillar Financial Services Corporation ("Caterpillar") at December 31, 2005. PowerSecure had two shared savings project loans outstanding to Caterpillar at December 31, 2004. The project loans are collateralized by the distributed generation equipment purchased from Caterpillar as well as the revenues generated by the PowerSecure projects. The project loans provide for 60 monthly payments of principal and interest (at rates ranging from 6.75% to 7.85%) in the aggregate amount of approximately $31,000 per month. Monthly payments on the project loans are being funded through payments from customers utilizing the distributed generation equipment on their sites. At December 31, 2005 and 2004, the principal balance due on the Caterpillar project loans was $1,200,133 and $1,120,069, respectively.

On May 9, 2005, Caterpillar offered PowerSecure a $5,000,000 line of credit to finance the purchase, from time to time, of Caterpillar generators to be used in PowerSecure projects, primarily in shared savings arrangements, pursuant to a letter by Caterpillar to PowerSecure containing the terms of this credit line. Under this line of credit, PowerSecure may submit equipment purchases to Caterpillar for financing, and Caterpillar may provide such financing in its discretion at an interest rate, for a period of time between 12 and 60 months and upon such financing instruments, such as a promissory note or an installment sales contract, as are set by Caterpillar on a project by project basis. With respect to any equipment financed by Caterpillar, PowerSecure must make a 10% cash down payment of the purchase price and grant to Caterpillar a first priority security interest in the equipment being financed as well as other equipment related to the project.

The line of credit expires on April 30, 2006 (subject to renewal, if requested by PowerSecure and accepted by Caterpillar in its sole discretion), or at an earlier date upon notice to PowerSecure given by Caterpillar in its sole discretion. The letter setting forth the terms of the line of credit confirms the intent of Caterpillar to finance equipment purchases by PowerSecure, but is not an unconditional binding commitment to provide such financing. The line of credit is contingent upon the continued credit-worthiness of PowerSecure in the sole discretion of Caterpillar. At December 31, 2005, PowerSecure had $3.8 million available for additional equipment purchases under the Caterpillar line of credit.

During 2003, PowerSecure financed the acquisition of certain construction equipment with proceeds of a loan from Caterpillar Financial Services Corporation (the "PowerSecure Equipment Loan"). The PowerSecure Equipment Loan is collateralized by the equipment purchased from Caterpillar. Amounts borrowed under the PowerSecure Equipment Loan bear interest at 3.2%. The term of the PowerSecure Equipment Loan is 48 months and monthly principal and interest payments in the amount of $671 commenced May 1, 2003. At December 31, 2005 and 2004, the principal balance due on the PowerSecure Equipment Loan was $10,471 and $18,134, respectively.

In December 2001, Southern Flow entered into a $250,000 loan agreement (the "Mortgage Loan") with a mortgage lender, which was modified in April 2003. On December 20, 2005, the outstanding balance on the Mortgage Loan in the amount of $216,706 was paid to the mortgage lender and the Mortgage Loan was extinguished. There was no gain or loss on the early extinguishment of the Mortgage Loan. Prior to its extinguishment, the Mortgage Loan was collateralized by land and a building owned by Southern Flow in Dallas, Texas; it bore interest at 9%; it required monthly principal and interest installment payments in the amount of $2,429; and it was due and payable on November 1, 2007. At December 31, 2004, the principal balance due on the Mortgage Loan was $ 225,898.

Aggregate annual maturities of long-term debt for the years 2006 to 2010 are $1,248,000, $2,588,000, $746,000, $231,000, and $29,000, respectively.

7. CAPITAL LEASE OBLIGATIONS

Capital lease obligations at December 31, 2005 and 2004 consist of an equipment lease at Metretek Technologies payable in monthly installments, including interest, at 11.13%. The scheduled annual payments on the Metretek Technologies capital lease obligation are as follows:

Year Ending December 31:

2006	$	4,480
2007		3,360
Total minimum lease payments		7,840
Less: Interest included in the lease payments		746
Present value of minimum lease payments	$	7,094

8. COMMITMENTS AND CONTINGENCIES

Class Action and Related Litigation – In January 2001, a class action was filed in the District Court for the City and County of Denver, Colorado against the Company and certain affiliates and parties unrelated to the Company. The class action alleged that the defendants violated certain provisions of the Colorado Securities Act in connection with the sale of interests in an energy program of which MGT was the managing trustee.

A settlement to fully resolve all claims by the class against the Company and its affiliates was submitted and granted final approval by the district court on June 11, 2004. The loss that occurred as a result of the class action and settlement was recorded by the Company in the fourth quarter of 2002.

The Company is vigorously pursuing cross-claims and third party claims ("Other Party Claims"), including claims against the prior owners of the assets and against attorneys, consultants and a brokerage firm (the "Other Parties") involved in the transactions underlying the claims in the Class Action, seeking recovery of damages and contribution, among other things, from the Other Parties. Some of the Other Parties have asserted counterclaims against the Company, which the Company is aggressively defending and believes are without merit. Out of any net recovery from the resolution of any of these claims, which is calculated by deducting the Company's litigation expenses and any counterclaims against us that result in a recovery by Other Parties related to the Other Parties' liability to the Class (but is calculated without deducting any other counterclaims successfully asserted against us by the Other Parties), 50% would be allocated to offset our obligations under the Settlement Note, and the remaining 50% would be allocated to additional settlement funds. The Company cannot provide any assurance that it will be successful on any of these Other Party Claims or the Other Party counterclaims or, even if successful, on the amount, if any, or the timing of any recovery from any of these claims.

A trial on all remaining claims is currently set for August 2007. The Company cannot provide any assurance that it will be successful on any of the remaining claims by or against the prior owners of the assets or the Other Parties or, even if successful, on the amount, if any, or the timing of any recovery from any of these claims.

Other Matters – (Unaudited) During the first quarter 2006, the Company received a letter from the Market Regulation Department of the NASD, on behalf of the American Stock Exchange, advising that it is conducting a review of trading activity in the Company's common stock from November 2005 until the present. The NASD has requested various documents and information in connection with the Company's announcements, contracts and orders during that time period. Management of the Company is cooperating fully with this review and is providing to the NASD the documentation that confirms all such contracts and orders supporting the Company's announcements. The NASD letter states that its inquiry should not be construed as an indication that the NASD has determined that any violations of American Stock Exchange rules or federal securities laws have occurred, or a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities. While the Company believes it has complied with all applicable laws, rules and regulations in the reviewed activity, the Company cannot provide any assurance of the outcome of this inquiry.

From time to time, the Company hires employees that are subject to restrictive covenants, such as non-competition agreements with their former employers. The Company complies, and requires our employees to comply, with the terms of all known restrictive covenants. However, the Company has in the past and may in the future receive claims and demands by some former employers alleging actual or potential violations of these restrictive covenants. While the Company does not believe any pending claims have merit, the Company cannot provide any assurance of the outcome of these claims.

From time to time, the Company is involved in other disputes and legal actions arising in the ordinary course of business. The Company intends to vigorously defend all claims against us. Although the ultimate outcome of these claims cannot be accurately predicted due to the inherent uncertainty of litigation, in the opinion of management, based upon current information, no other currently pending or overtly threatened dispute is expected to have a material adverse effect on our business, financial condition or results of operations.

Operating Leases – The Company leases business facilities and vehicles under operating lease agreements which specify minimum rentals. Substantially all leases have renewal provisions. Rental expense for the years ended December 31, 2005, 2004 and 2003 totaled $1,183,102, $1,048,892 and $1,327,828, respectively. Future minimum rental payments under noncancelable operating leases having an initial or remaining term of more than one year are as follows:

Year Ending December 31:	
2006	$ 699,024
2007	683,391
2008	513,265
2009	409,344
2010 and thereafter	1,968,864
Total	$4,273,888

Employee Benefit Plan – The Company has adopted a defined contribution savings and investment plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. All employees age 21 or older with at least one year of service are eligible to participate in the 401(k) Plan. The 401(k) Plan provides for discretionary contributions by employees of up to 15% of their eligible compensation. The Company may make discretionary matching contributions up to

50% of participant contributions, subject to a maximum of 6% of each participant's eligible compensation. The Company's 401(k) Plan expense for the years ended December 31, 2005, 2004 and 2003 was $221,576, $216,114 and $188,336, respectively.

Employment Agreements – The Company has employment agreements with its executive officers and with other key employees which provide for base salary, incentive compensation, "change-in-control" provisions, non-competition provisions, severance arrangements, and other normal employment terms and conditions.

9. INCOME TAXES

Income tax expense included in the consolidated statements of operations represents state income taxes in various state jurisdictions in which the Company has taxable activities. The Company's income tax (provision) benefit is summarized as follows:

	2005	2004	2003
Current:			
Federal	$ -	$ -	$ -
State	(46,000)	(48,000)	(57,000)
Total current	(46,000)	(48,000)	(57,000)
Deferred:			
Federal	-	-	-
State	-	-	-
Total deferred	-	-	-
Total (provision) benefit	$ (46,000)	$ (48,000)	$ (57,000)

No federal income tax expense or benefit has been recognized during the years ended December 31, 2005, 2004 and 2003 because of net operating losses incurred and because a valuation allowance has been provided for 100% of the net deferred tax assets at December 31, 2005 and 2004.

Total income tax expense from continuing operations differs from the amount computed by applying the statutory federal income tax rate to income from continuing operations before income tax expense. Following is a table reconciling such differences:

	2005	2004	2003
Federal statutory rate	34.0%	34.0%	34.0%
Increases (decreases) in tax from:			
State income taxes, net of federal benefit	1.7%	2.9%	3.0%
Valuation allowance	-34.0%	-34.0%	-34.0%
Total effective income tax rate from continuing operations	1.7%	2.9%	3.0%

The components of the Company's federal and state deferred tax assets and liabilities at December 31, 2005 and 2004 are shown below:

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ 18,810,000	$ 19,672,000
Tax credit carryforwards	45,000	45,000
Allowance for bad debts	37,000	289,000
Lease termination costs		264,000
Total deferred tax assets	18,892,000	20,270,000
Deferred tax liabilities:		
Differences between book and tax basis of property and equipment and intangible assets	2,659,000	1,637,000
Other	74,000	154,000
Total deferred tax liabilities	2,733,000	1,791,000
Net deferred tax asset	16,159,000	18,479,000
Valuation allowance	(16,159,000)	(18,479,000)
Total	$ 0	$ 0

Because of the Company's history of losses, management believes that based on all available evidence, it is more likely than not that the net deferred tax assets will not be fully realized. Further, because the Company has only recently been profitable and future profitability is not certain, management has recorded a valuation allowance for 100% of the net deferred tax asset at December 31, 2005 and 2004.

At December 31, 2005, the Company had unused federal net operating losses to carry forward against future years' taxable income of approximately $48,229,000 and various state carryforwards that expire in various amounts from 2006 to 2017. At December 31, 2005, the Company also had unused investment tax credits, general business tax credits, and research and development tax credit carryforwards expiring in various amounts from 2006 to 2008.

10. CAPITAL STOCK

Minority Interest – The Company, through MGT, owns a 73.75% interest in CAC LLC. CAC LLC was formed in January 2004 to acquire additional interests in the Company's unconsolidated affiliate, MM 1995-2. The minority shareholder's interest in the income of CAC LLC at for the years ended December 31, 2005 and 2004 was $210,875 and $145,071, respectively, and is included in minority interest in the accompanying consolidated financial statements. Distributions to CAC LLC's minority interest shareholder during the years ended December 31, 2005 and 2004 were $130,912 and $55,701, respectively.

Effective January 1, 2003, PowerSecure authorized the issuance of shares totaling up to 15% of its outstanding common stock to its employees, including 7% to the President and Chief Executive Officer of PowerSecure, as equity incentive compensation. At December 31, 2003, shares representing 13.88% of the outstanding shares of PowerSecure had been issued to PowerSecure employees. The Company acquired the minority interest shares held by the PowerSecure employees in November 2004 (see Note 5). The minority interest in the income of PowerSecure for the period from January 1, 2004 to November 22, 2004 was $92,896. The minority interest in the income of PowerSecure for the year ended December 31, 2003, was $207,280. These amounts are included in minority interest in the accompanying consolidated financial statements. There were no distributions to PowerSecure's minority interest shareholders during the years ended December 31, 2004 or 2003.

Stockholder Rights Plan – On December 12, 1991, the Board of Directors of the Company adopted a Stockholder Rights Plan, which was amended and restated on October 25, 2001 in order to extend, renew and modify its terms (as amended and restated the "Rights Plan"), to protect stockholder interests against takeover strategies that may not provide maximum shareholder value. Pursuant to the Rights Plan, a dividend of one preferred stock purchase right ("Right") was issued with respect to each share of common stock outstanding on December 9, 1991, and attaches to each share of common stock issued there after by the Company. No separate certificates representing the Rights have been issued. Each Right entitles the holder to purchase one one-hundredth of a share of Series C. Preferred Stock of the Company at an exercise price of $15.00 per share under certain circumstances. This portion of a preferred share provides the holder with approximately the same dividend, voting and liquidation rights as one share of common stock. If any person or group (referred to as an "Acquiring Person") becomes the beneficial owner of, or announces a tender offer that would result in the Acquiring Person becoming the beneficial owner of, 15% or more of the Company's common stock (subject to certain exceptions), then each Right, other than Rights held by the Acquiring Person which become void, will become exercisable for common stock of the Company, or of the Acquiring Person in the case where the Acquiring Person acquires the Company, having a then current market value of twice the exercise price of the Right. At the option of the Board of Directors, the Rights may be redeemed for $0.01 per Right or exchanged for shares of Company common stock at the exchange rate of one share per Right, in each cases subject to adjustment. Until a Right is exercised, the holder thereof, as such has no rights as a stockholder of the Company. The Rights will expire on November 30, 2011, unless such date is extended prior thereto by the Board of Directors.

Stock Options – The Company has granted stock options to employees, directors, advisors and consultants under three stock plans. Under the Company's 1991 Stock Option Plan, as amended (the "1991 Stock Plan"), the Company granted incentive stock options and non-qualified stock options to purchase common stock to officers, employees and consultants. Options granted under the 1991 Stock Plan contained exercise prices not less than the fair market value of the Company's common stock on the date of grant and had a term of ten years, the vesting of which was determined on the date of the grant, but generally contain a 2-4 year vesting period. Under the Company's Directors' Stock Plan as amended ("Directors' Stock Plan"), the Company granted non-qualified stock options to purchase common stock to non-employee directors of the Company at an exercise price not less than the fair market value of the Company's common stock on the date of grant. Options granted under the Director's Stock Plan generally had a term of ten years and vested on the date of grant. Certain options granted to officers and non-employee directors under the 1991 Stock Plan and the Directors Stock Plan contain limited rights for receipt of cash for appreciation in stock value in the event of certain changes in control.

In March 1998, the Board of Directors of the Company adopted the Metretek Technologies, Inc. 1998 Stock Incentive Plan (the "1998 Stock Plan"), which was approved by the Company's stockholders at the Annual Meeting of Stockholders held on June 12, 1998. The 1998 Stock Plan authorizes the Board of Directors to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards to officers, directors, employees, consultants and advisors of the Company and its subsidiaries for shares of the Company's common stock. The 1998 Stock Plan replaced the Company's 1991

Stock Plan and Directors' Stock Plan (the "Prior Plans"), and no new awards have been made under the Prior Plans since the 1998 Stock Plan was adopted, although options outstanding under the Company's Prior Plans remain in effect under these terms. On February 3, 2000, the stockholders of the Company adopted a proposal by the Board of Directors to increase the number of shares available under the 1998 Stock Plan from 250,000 to 750,000 shares of common stock. On June 11, 2001, the stockholders of the Company adopted a proposal by the Board of Directors to increase the number of shares available under the 1998 Stock Plan to a total of 1,750,000 shares of common stock of the Company. On June 14, 2004, the stockholders of the Company adopted a proposal by the Board of Directors to increase the number of shares available under the 1998 Stock Plan to a total of 2,750,000 shares of common stock of the Company. The following table summarizes the Company's stock option activity since January 1, 2003:

	1998 Stock Incentive Plan		Directors Stock Option Plan		1991 Stock Option Plan	
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding at January 1, 2003	1,518,681	$ 2.03	37,500	$ 2.00	167,409	$ 2.00
Granted	271,500	1.54				
Expired	(131,165)	1.97	(7,500)	2.00	(44,000)	2.00
Outstanding at December 31, 2003	1,659,016	1.96	30,000	2.00	123,409	2.00
Granted	389,500	3.11				
Exercised	(240,332)	1.52	(7,500)	2.00	(15,719)	2.00
Expired	(11,334)	6.53	(7,500)	2.00	(2,188)	2.00
Forfeited	(21,000)	2.26				
Outstanding at December 31, 2004	1,775,850	2.24	15,000	2.00	105,502	2.00
Granted	649,333	4.71				
Exercised	(234,333)	1.66	(2,500)	2.00	(1,375)	2.00
Expired	(7,500)	4.93	(7,500)	2.00		
Forfeited	(3,334)	2.13				
Outstanding at December 31, 2005	2,180,016	$ 3.03	5,000	$ 2.00	104,127	$ 2.00
Exercisable at December 31:						
2005	1,761,072	$ 2.88	5,000	$ 2.00	104,127	$ 2.00
2004	1,432,434	$ 2.09	15,000	$ 2.00	105,502	$ 2.00
2003	1,529,183	$ 1.99	30,000	$ 2.00	123,409	$ 2.00

The weighted average grant date fair values of options granted during the years ended December 31, 2005, 2004 and 2003 were $2.07, $1.03 and $0.42 per share, respectively. The fair values of stock options were calculated using the Black-Scholes stock option valuation model with the following weighted average assumptions for grants during the years ended December 31, 2005, 2004 and 2003: expected volatility of 50%, 58% and 107%, respectively; risk-free interest rate of

4.19%, 3.53% and 3.50%, respectively; dividend rate of 0% annually; and an expected life of 4 years for options granted to employees and 10 years for options granted to directors.

During the year ended December 31, 2005, incentive stock options to purchase 616,000 shares of common stock were granted to employees and non-qualified stock options to purchase 33,333 shares of common stock were granted to non-employee directors of the Company. During the year ended December 31, 2004, incentive stock options to purchase 382,000 shares of common stock were granted to employees and non-qualified stock options to purchase 7,500 shares of common stock were granted to non-employee directors of the Company. During the year ended December 31, 2003, incentive stock options to purchase 264,000 shares of common stock were granted to employees and non-qualified stock options to purchase 7,500 shares of common stock were granted to non-employee directors of the Company. The following table summarizes information about all of the Company's stock options outstanding at December 31, 2005:

Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
\$0.46 to \$1.74	1,014,500	\$1.49	5.18
\$1.75 to \$2.99	165,625	2.19	3.62
\$3.00 to \$4.49	693,000	3.31	8.66
\$4.50 to \$5.99	115,672	5.06	5.33
\$6.00 to \$17.38	300,346	6.85	8.69
\$0.46 - \$17.38	2,289,143	\$2.98	6.59

11. SEGMENT AND RELATED INFORMATION

In accordance with FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company defines operating segments as components of an enterprise for which discrete financial information is available and is reviewed regularly by the chief operating decision-maker, or decision-making group, to evaluate performance and make operating decisions. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company's reportable business segments include: natural gas measurement services; distributed generation; automated energy data management; and Internet-based energy information and services.

The operations of the Company's natural gas measurement services segment are conducted by Southern Flow. Southern Flow's services include on-site field services, chart processing and analysis, laboratory analysis, and data management and reporting. These services are provided principally to customers involved in natural gas production, gathering, transportation and processing.

The operations of the Company's distributed generation segment are conducted by PowerSecure. PowerSecure commenced operations in September 2000. The primary elements of PowerSecure's distributed generation products and services include project design and engineering, negotiation with utilities to establish tariff structures and power interconnects, generator acquisition and installation, process control and switchgear design and installation, and ongoing project monitoring and servicing. PowerSecure markets its distributed generation products and services directly to large end-users of electricity and through outsourcing partnerships with utilities. Through December 31, 2005, the majority of PowerSecure's revenues have been generated from sales of distributed generation systems on a "turn-key" basis, where the customer purchases the systems from PowerSecure. During the second half of fiscal 2005, PowerSecure added two new business units, UtilityEngineering, Inc. and PowerServices, Inc., to its operating segment and in February 2006, it announced a third addition to its operations, EnergyLite, Inc. PowerServices provides rate analysis and other similar consulting services to PowerSecure's utility, commercial and industrial customers. Utility Engineering provides fee-based, technical engineering services to PowerSecure's utility partners and customers. EnergyLite assists customers in reducing their use of energy through investments in more energy-efficient technologies. Each business unit operates in a distinct market with distinct technical disciplines, but share a common customer base which PowerSecure intends to service and grow through shared resources and customer leads. Accordingly, these units will be included within PowerSecure's segment results in future periods.

The operations of our automated data collection and telemetry segment are conducted by Metretek Florida. Metretek Florida's manufactured products fall into the following categories: field devices, including data collection products and electronic gas flow computers; data collection software products (such as InvisiConnect™, DC2000 and PowerSpring); and communications solutions that can use public networks operated by commercial wireless carriers to provide real time IP-based wireless internet connectivity, traditional cellular radio, 900 MHz unlicensed radio or traditional wire-line phone service to provide connectivity between the field devices and the data collection software products. Metretek Florida also provides data collection, M2M telemetry connectivity and post-sale support services for its manufactured products and turn-key solutions. In June 2002, Metretek Florida formed MCM to conduct and expand its circuit board contract manufacturing operations. During the third quarter of 2004, the Board of Directors of the Company approved a plan to discontinue the business of MCM and sell all of its manufacturing assets. See Note 3.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income (loss) before income taxes, nonrecurring items and interest income and expense. Intersegment sales are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, revenues and expenses from managing MM 1995-2, results of insignificant operations and, as it relates to segment profit or loss, income and expense (including nonrecurring charges) not allocated to reportable segments. The table information excludes the revenues, depreciation, and losses of the discontinued MCM operations for all periods presented.

Summarized Segment Financial Information

(all amounts reported in thousands)

	2005	2004	2003
Revenues:			
Southern Flow	$ 13,307	$ 12,759	$ 11,805
PowerSecure	30,200	18,630	17,122
Metretek Florida	3,242	3,312	7,405
Other	504	476	142
Total	$ 47,253	$ 35,177	$ 36,474
Segment profit (loss):			
Southern Flow	$ 1,824	$ 1,940	$ 1,619
PowerSecure	2,639	1,342	1,574
Metretek Florida	(488)	(247)	709
Other	(2,774)	(2,428)	(2,247)
Total	$ 1,201	$ 607	$ 1,655
Capital expenditures:			
Southern Flow	$ 131	$ 163	$ 103
PowerSecure	1,107	1,967	124
Metretek Florida	87	144	65
Other	5	3	4
Total	$ 1,330	$ 2,277	$ 296
Depreciation and amortization:			
Southern Flow	$ 130	$ 127	$ 129
PowerSecure	273	130	66
Metretek Florida	132	289	298
Other	29	33	22
Total	$ 564	$ 579	$ 515
Total assets:			
Southern Flow	$ 10,182	$ 9,589	$ 9,339
PowerSecure	16,644	12,836	5,701
Metretek Florida	3,663	5,262	7,098
Other	2,830	2,524	1,189
Total	$ 33,319	$ 30,211	$ 23,327

The following table presents revenues by geographic area based on the location of the use of the product or service:

	2005	2004	2003
United States	$ 46,548,607	$34,362,625	$35,335,902
Canada	258,671	388,068	627,564
Europe	290,989	338,301	376,090
South America	117,563	60,262	44,980
Asia		10,865	
Other	36,722	16,802	89,200
Total	$ 47,252,552	$35,176,923	$36,473,736

12. UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

Summarized quarterly consolidated financial information (unaudited) for the years ended December 31, 2005 and 2004 is as follows (in thousands, except per share amounts):

2005	Quarter			
	First	Second	Third	Fourth
Total revenues	$ 7,811	$14,036	$10,177	$15,229
Operating income (loss)	(451)	615	(195)	1,232
Equity income	557	365	419	349
Minority interest	(71)	(46)	(52)	(42)
Income taxes	(13)	-	(3)	(30)
Income from continuing operations	22	934	169	1,509
Loss on discontinued operations	(300)	-	-	-
Net income (loss)	$ (278)	$ 934	$ 169	$ 1,509
Basic earnings (loss) per common share:				
Income from continuing operations	$ -	$ 0.08	$ 0.01	$ 0.12
Loss from discontinued operations	(0.02)	-	-	-
Basic earnings (loss) per common share	$ (0.02)	$ 0.08	$ 0.01	$ 0.12
Diluted earnings (loss) per common share:				
Income from continuing operations	$ -	$ 0.07	$ 0.01	$ 0.11
Loss from discontinued operations	(0.02)	-	-	-
Diluted earnings (loss) per common share	$ (0.02)	$ 0.07	$ 0.01	$ 0.11

2004	Quarter			
	First	Second	Third	Fourth
Total revenues	$ 8,415	$ 8,372	$ 9,181	$ 9,208
Operating income (loss)	58	174	(33)	407
Equity income	368	253	270	364
Minority interest	(74)	(67)	(60)	(37)
Income taxes	(12)	(12)	(12)	(12)
Income from continuing operations	340	348	165	722
Loss on discontinued operations	(335)	(305)	(3,870)	(309)
Net income (loss)	$ 5	$ 43	$ (3,705)	$ 413
Basic earnings (loss) per common share (1):				
Income from continuing operations	$ 0.01	$ (0.04)	$ -	$ 0.05
Loss from discontinued operations	(0.05)	(0.03)	(0.35)	(0.03)
Basic earnings (loss) per common share	$ (0.04)	$ (0.07)	$ (0.35)	$ 0.02
Diluted earnings (loss) per common share (1):				
Income from continuing operations	$ 0.01	$ (0.04)	$ -	$ 0.05
Loss from discontinued operations	(0.05)	(0.03)	(0.35)	(0.03)
Diluted earnings (loss) per common share	$ (0.04)	$ (0.07)	$ (0.35)	$ 0.02

(1) Per share amounts for all 2004 quarters presented include the effects of preferred stock deemed distributions. Per share amounts for all 2004 quarters except for the fourth quarter 2004 include the effects of allocation of earnings, if applicable, to participating preferred stock as required by the provisions of EITF 03-06. The preferred stock deemed distribution for the second and third quarters of 2004 includes charges of $593,000 in the aggregate which represents the estimated fair market value of inducement conveyed to preferred stockholders who converted their shares to common stock in connection with the Company's private placement in the second quarter of 2004.

* * * * *

SCHEDULE II

METRETEK TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2005, 2004 and 2003
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Operating Expenses	Deductions: Write-offs	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 31, 2005...........	$741	$ 12	$(658) (1)	$ 95
Year ended December 31, 2004...........	201	892	(352) (1)	741
Year ended December 31, 2003...........	281	54	(134) (1)	201
Inventory reserve:				
Year ended December 31, 2005..........	$1,548	$ 161	$(1,543)(2)	$ 166
Year ended December 31, 2004...........	288	1,614	(354) (2)	1,548
Year ended December 31, 2003...........	395	152	(259) (2)	288

(1) Represents amounts written off as uncollectible, less recoveries.
(2) Represents amounts written off against reserve, less recoveries.

OPTIONS AVAILABLE FOR GRANT UNDER 1998 STOCK INCENTIVE PLAN

At January 1, 2005......................595,865

At December 31, 2005...................0

No stock options were repriced during 2005.

Corporate Data

Directors, Executive Officers & Certain Key Employees

W. Phillip Marcum
President, CEO & Chairman of the Board
Metretek Technologies, Inc

A. Bradely Gabbard
Executive Vice President, CFO & Director
Metretek Technologies, Inc

Basil M. Briggs
Director
Attorney, Cox, Hodgman & Giamarco, P.C.
Troy, Michigan

Anthony D. Pell
Director
President & CEO, Pelican Investment Management
Boston, Massachusetts

Kevin P. Collins
Director
Managing Member, The Old Hill Company LLC
Westport, Connecticut

Gary J. Zuiderveen
Vice President, Secretary, Principal Accounting Officer & Controller
Metretek Technologies, Inc

Sidney Hinton
President & CEO
PowerSecure, Inc.
Wake Forest, North Carolina

John D. Bernard
President & CEO
Southern Flow Companies, Inc.
Lafayette, Louisiana

Trading and Certification Information

The Company's Common Stock trades on the American Stock Exchange under the symbol MEK. The Company's CEO and CFO have filed with the Securities and Exchange Commission all required Certifications regarding the Company's public disclosures in its 2005 periodic reports.

Subsidiaries

PowerSecure, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587
919-556-3056

Southern Flow Companies, Inc.
132 Demanade Boulevard
Lafayette, Louisiana 70503
337-233-2066

Metretek, Incorporated
305 East Drive, Suite A
Melbourne, Florida 32904
321-259-9700

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
303-262-0600

Independent Registered Public Accounting Firm

Hein & Associates LLP
Denver, CO 80202

Legal Counsel

Kegler, Brown, Hill & Ritter Co., L.P.A
Columbus, Ohio

Additional Information

Investors may request additional Information regarding Metretek Technologies, Inc., including copies of the Form 10-K, free of charge by addressing a request to:

Investor Relations
Metretek Technologies, Inc.
303 East 17 Avenue, Suite 660
Denver, Colorado 80203
www.metretek.com

Annual Meeting

June 12, 2006 at 9:00am
The Warwick Hotel
1776 Grant Street
Denver, Colorado 80203

This Annual Report contains forward-looking statements that are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, in addition to those discussed herein, all factors discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K that is included herein.

Metretek Technologies, Inc.
303 East 17th Avenue, Ste 660
Denver, Colorado 80203
303-785-8080
www.metretek.com